As filed with the Securities and Exchange Commission on March 9, 2016.

Registration No. 333-209451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sensus Healthcare, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	27-1647271
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

851 Broken Sound Pkwy. NW #215
Boca Raton, Florida 33487
(561) 922-5808

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph C. Sardano
President and Chief Executive Officer
Sensus Healthcare, Inc.
851 Broken Sound Pkwy. NW #215
Boca Raton, Florida 33487
(561) 922-5808

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

David C. Scileppi, Esq. Robert B. Lamm, Esq. Gustav L. Schmidt, Esq. Gunster, Yoakley & Stewart, P.A. 450 E. Las Olas Blvd., Suite 1400 Fort Lauderdale, Florida 33301 (954) 462-2000	Arthur Levine Chief Financial Officer Sensus Healthcare, Inc. 851 Broken Sound Pkwy. NW #215 Boca Raton, Florida 33487 (561) 922-5808	Ivan Blumenthal, Esq. Merav Gershtenman, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$23,000,000	$2,316
Underwriters’ Warrants to Purchase Common Stock(3)	—	—
Common Stock Underlying Underwriters’ Warrants(4)	1,437,500	145
Total	$24,437,500	$2,461

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price. Previously paid in connection with the prior filing of this registration statement on February 10, 2016.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to 125% of the public offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc. As a result of the corporate conversion, the holders of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively. Except as disclosed in the prospectus, the financial statements and selected historical financial data and other financial information included in this prospectus give retroactive effect to the corporate conversion.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 9, 2016

1,818,182 Shares of
Common Stock
Sensus Healthcare, Inc.

This is a firm commitment initial public offering of shares of common stock of Sensus Healthcare, Inc. No public market currently exists for our shares. We anticipate that the initial public offering price of our shares of common stock will be between $10.00 and $12.00 per share.

We have applied to list our shares of common stock for trading on the Nasdaq Capital Market under the symbol “SRTS.” No assurance can be given that our application will be approved. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Sensus Healthcare, Inc., before expenses	$	$
(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the underwriters. See “Underwriting” on page 98 for a description of additional compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to 272,727 additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about           , 2016.

Joint Book-Running Managers

Joseph Gunnar & Co.	Feltl and Company

Lead Manager

Neidiger, Tucker, Bruner, Inc.

The date of this prospectus is            , 2016

The SRT-100TM and SRT-100 VisionTM products are photon x-ray low energy superficial radiotherapy systems that provide patients an alternative to surgery for treating non-melanoma skin cancers, including basal cell and squamous cell carcinoma.

We have received 510(k) marketing clearance from the FDA, European CE marking certification, CFDA (the Chinese FDA equivalent) and Health Canada approval, and recently received regulatory clearance for Russia. Our SRT-100 system is currently installed in over 200 locations across 11 different countries.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. The underwriters and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States:  We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the U.S.

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MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from industry and general publications, studies and surveys conducted by third-parties, as well as data from our own internal research. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable.

FINANCIAL STATEMENT PRESENTATION

The financial statements as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015, are those of Sensus Healthcare, Inc. On January 1, 2016, we completed a corporate conversion pursuant to which Sensus Healthcare, Inc. succeeded to the business of Sensus Healthcare, LLC, and the unit holders of Sensus Healthcare, LLC became stockholders of Sensus Healthcare, Inc., as described under the heading “Corporate Conversion.” In this prospectus, we refer to this transaction as the “corporate conversion.” The corporate conversion has been reflected retroactively for all periods presented. Effective January 1, 2016, we will be subject to corporate income taxes.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks such as SRT-100TM, SRT-100 VisionTM, SRT-100 LynxTM, SRT UniversityTM, and SentinelTM which are each protected under applicable intellectual property laws and are the property of Sensus Healthcare, Inc. Solely for convenience, trademarks, service marks and tradenames referred to in this prospectus may appear without the®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and tradenames. This prospectus may also contain trademarks, service marks, tradenames and copyrights of other companies, which are the property of their respective owners.

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Sensus,” “Sensus Healthcare,” “we,” “us,” “our,” “our company” and “our business” refer to Sensus Healthcare, Inc.

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PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and our financial statements and the accompanying notes included in this prospectus.

Company Overview

We are a medical device company, headquartered in Boca Raton, Florida, specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. Superficial radiation therapy is based on a technology with decades of successful clinical use treating various benign and malignant skin conditions. Prior to the introduction of Mohs surgery and linear accelerators in the late 1960s and early 1970s, the predecessor of superficial radiation therapy, orthovoltage, was the standard of care in treating several skin conditions, including skin cancer. When Mohs surgery was developed and linear accelerators, or LINACS, were introduced to treat cancer, the manufacturers of the orthovoltage devices abandoned manufacturing these products believing that Mohs surgery and linear accelerators would ultimately become the standard of care in treating skin cancer. We believe that orthovoltage device manufacturers may have perceived these newer procedures and technology as being superior to orthovoltage for a number of reasons, including (i) the fact that Mohs surgery did not require significant capital investment, other than specialized medical training, (ii) that higher-powered LINACS offered the ability to treat a wider variety of conditions because of its deeper x-ray penetration, and (iii) the perceived impracticalities of orthovoltage machines due to their large size. As a result, the orthovoltage technology became largely dormant.

Recently, healthcare providers have been recognizing the benefits of superficial radiation therapy and there has been a resurgence of this technology. Based on a retrospective analysis published in the Journal of the American Academy of Dermatology in 2012, recurrence rates for all tumors at two and five years were 1.9% and 5.0%, respectively, for cases of cutaneous basal cell carcinoma and squamous cell carcinoma treated with superficial radiation therapy, matching the non-recurrence rates for Mohs surgery. We believe this study illustrates the effectiveness of superficial radiation therapy in the treatment of non-melanoma skin cancer. Superficial radiation therapy is also an effective treatment modality for keloids, which are firm, rubbery lesions or shiny, fibrous nodules, that can vary from pink to the color of the patient’s flesh or red to dark brown in color, in conjunction with surgical removal. One recent study has indicated that surgical excision combined with platelet rich plasma and post-operative in-office superficial radiation therapy can achieve a non-recurrence rate of 100% at the fourth to eleventh month follow-up. No other treatment modality known to us leads to a greater non-recurrence rate.

We believe that modern superficial radiation therapy technology has improved over its orthovoltage predecessor. With modern technology, such as that found in the SRT-100, an equipment system manufactured by us, there is very low radiation scatter, which is significantly below the threshold defined by the American Association of Physicists in Medicine and the Conference of Radiation Control Program Directors, Inc. Our products preserve healthy tissue while attacking only the cancer cells because, unlike LINACS, the SRT-100 uses low energy photon x-rays, which are only capable of penetrating skin up to approximately five millimeters. Further, while orthovoltage devices were very large (requiring a dedicated room), the SRT-100 is a mobile unit with a 30" x 30" footprint. Additionally, with a shift in the demographics of skin cancer patients due to an aging population, we believe superficial radiation therapy offers certain benefits that may not have been relevant decades ago when skin cancer patients were generally younger. For example, patients with certain health conditions or who have been prescribed certain medications may not be good candidates for surgical procedures, such as Mohs surgery, due to the additional health risks these procedures present.

Although Mohs surgery, a procedure involving the progressive removal of microscopic layers of cancer-containing skin until all cancer cells are removed, is one of the leading methods to treat non-melanoma skin cancer, there are significant downsides to this procedure. For example, patients often experience some degree of pain following the procedure. In addition to the inconvenience and pain involved with undergoing Mohs surgery, there are several other potential unpleasant aspects that may affect the surgical area, such as temporary or permanent numbness, temporary or permanent weakness, itching, enlarged scarring, and other post-surgical complications. Although superficial radiation therapy treatments typically take less than one minute, this treatment frequently requires multiple visits. Often, patients undergoing superficial radiation therapy treatment will need three to four treatments per week for up to four consecutive weeks to achieve the desired results. Additionally, superficial radiation therapy is typically limited to the treatment of surface-based skin cancers. Due to the limited penetrating ability of the radiation used, superficial radiation therapy typically is ineffective in treating skin cancer in advanced stages.

We believe that our products provide patients with a safe and virtually pain-free alternative to surgery for treating non-melanoma skin cancers, including basal cell and squamous cell carcinoma, and other skin conditions, including keloids. Our products also allow dermatologists to retain non-melanoma skin cancer patients, rather than referring them to other specialists, while offering radiation oncologists an alternative to costly linear accelerator-based treatments with a process that is less invasive, more time-efficient, and which improves practice economics.

We offer the SRT-100 product family, which we anticipate will be complemented by additional models and options in the future. With over 200 installations in 11 countries, we believe our SRT-100 product family to be a global leader in the superficial radiation therapy space.

We own two patents in the U.S. (U.S. Patent Nos. 7372940 and 7263170) related to the SRT-100 system and a third patent application pending in the U.S., China and Russia. We have received 510(k) marketing clearance from the U.S. Food and Drug Administration, or FDA, European CE marking certification, CFDA (the Chinese equivalent of the FDA), and Health Canada approval. We also received regulatory clearance for Russia in the fourth quarter of 2015. These governmental clearances and approvals are required to market and sell medical devices to customers located in the countries or areas covered by these agencies. We are currently marketing our SRT-100 in both the U.S. and abroad to private dermatology practices and private and hospital-based radiation oncology practices. We have been active in bringing this system to the global marketplace since the fourth quarter of 2010 and have a growing distribution network to sell the SRT-100 to healthcare providers in the U.S. and internationally.

Market Opportunity

According to the Skin Cancer Foundation, over the past three decades, more people have had skin cancer than all other forms of cancer combined. According to the U.S. Surgeon General, approximately five million new skin cancer cases are diagnosed annually in the U.S., with an estimated annual treatment cost of over $8 billion. Skin cancer categories include melanoma, basal or squamous cell carcinomas (i.e., non-melanoma skin cancer), mycosis fungoides, Kaposi’s sarcoma, Paget’s disease and apocrine carcinoma. According to the U.S. Cancer Statistics Working Group, the annual death rate from skin cancer in the U.S. exceeds 9,000. According to the Skin Cancer Foundation, one out of five Americans is at risk for developing some form of skin cancer during their lifetime. Increased exposure to the sun without skin protection, a decreasing natural ozone layer, and the increase in the aging population demographic are often cited as the chief causes of this increase. Furthermore, MD Anderson Cancer Institute estimates that approximately half of all Americans will have skin cancer at least once by the time they are 65. The over 65 age segment is expected to double by 2025. Over the last three decades, the number of people experiencing skin cancer has grown at a higher rate than that of all other cancers combined. The primary treatment options, each of which provides high non-recurrence rates and low recurrence, include surgery and less invasive superficial radiation therapy.

As a result of the anticipated growth in both skin cancer incidence and treatment costs, we believe that we are well positioned to provide treatment options that are mutually beneficial to healthcare providers and patients. Because the SRT-100 is uniquely capable of effectively treating skin cancers located in the sensitive head and neck regions, where over 80% of skin cancers occur, we anticipate a growing demand in the healthcare market for our product line.

In addition to the skin cancer market, we believe there is a significant market for our products in the treatment of other skin conditions, such as keloids. We estimate that the incidence rates of keloids to be three to four times greater than non-melanoma skin cancer, and expect this market will continue to grow as the population increases. In addition to keloids, we are exploring the use of superficial radiation therapy for other indications, including psoriasis, eczema, and systemic scleroderma.

Our Products and Services

The SRT-100 is a mobile superficial radiation therapy system designed primarily for the non-invasive treatment of non-melanoma skin cancer. We believe the SRT-100 provides a cost-effective alternative to surgery and high dose radiation therapy. It is also an effective treatment modality for keloids, in conjunction with surgical removal. The SRT-100 provides photon x-ray low energy radiation therapy to treat patients through a safe, virtually painless, and substantially non-scarring treatment that is particularly useful for the treatment of non-melanoma skin cancer and keloids occurring on the head and neck regions, which are generally more delicate areas that can be difficult to otherwise treat. We believe that the SRT-100 enhances practice economics by allowing dermatologists to retain non-melanoma skin cancer patients, rather than refer them to other specialists for treatment. Moreover, the SRT-100 can provide radiation oncologists with an efficient, less costly and minimally invasive alternative to linear accelerator–based treatments, thereby improving the patient experience and practice economics.

The innovative SRT-100 system is designed for effectiveness and ease of use. The current features include specific x-ray and automatic filtering technique factors for accurate skin cancer treatment, visual verification of the treated area, a compact design for device mobility, connectivity to digital systems, reduced space requirements, and integrated safety controls for both the patient and the clinician. In addition to the SRT-100, we also offer the SRT-100 Vision and SRT-100 Lynx models. The SRT-100 Vision provides users with a unique superficial radiation therapy-tailored treatment planning application that integrates an embedded high frequency ultrasound imaging module, volumetric tumor analysis, beam margins planning and comprehensive dosimetry parameters that allows for more accurate and precise treatment and which enhances patient outcomes and workflow efficiency. The SRT-100 Lynx incorporates hardware and software enhancements that allow for integration of the SRT-100 system with electronic medical records and similar systems.

We plan to continue conducting research and development for product line expansions to address a broader and more diversified market and provide additional solutions to the existing and future customer base. We anticipate that the next generation of the SRT-100 will be a more modular platform that will include some of the technologies developed for the SRT-100 Vision, and at the same time can be competitively configured to compete in other global value markets.

We anticipate that we will continue developing our technology with the goal of optimizing workflow for users and positively impacting patients’ quality of life and outcomes. We believe our focus will allow us to provide an advanced and seamless data portability in enterprise and cloud environments to make data readily available and interchangeable for practitioners, payors, and patients, while delivering products with very high levels of reliability and efficacy. As a result, we expect our products and services will achieve commercial and clinical success worldwide and bolster our financial viability. As new features and capabilities are added to our product portfolio, we believe our users will gain access to a broader patient population, expanded reimbursement potential, and directly address the requirements and needs of accountable care organizations and the trend toward bundling of payments. We believe that this will allow us to increase list prices as our product line is enhanced and improved, which should positively impact our future results of operations and margins.

In addition to our products, we offer the Sentinel service program, which provides our customers comprehensive protection for their SRT-100 and SRT-100 Vision systems.

Our Strengths

Cost effective products for a global market.  Our products offer a solution for today’s cost conscious healthcare market. Our products rely on superficial radiation therapy, which we believe is an effective and less expensive procedure for the treatment of non-melanoma skin cancer and other skin conditions than existing treatment options. The productivity and reliability associated with our products, along with our related service offerings, allow our customers to quickly and easily install and deploy our products in their respective practices while reducing downtime. Our products offer reduced treatment times, yet provide similar, or better, outcomes when compared with other treatment modalities for non-melanoma skin cancer and keloids. We believe that we are ideally positioned to meet the demands of the reforming healthcare systems by providing higher quality care at a lower cost with a better patient experience.

Exclusive focus on a large, growing market.  The U.S. Surgeon General estimates that the skin cancer market represents an over $8 billion opportunity in the U.S. alone, which we expect will continue to grow. This growth is being driven by increased incidence of skin cancer and other skin conditions among the general population. We also estimate that the potential market for the treatment of keloids is even larger than the skin cancer market. Because our products offer an effective alternative treatment option, we believe that we are positioned as one of a limited number of companies exclusively focused on the use of superficial radiation therapy for the treatment of non-melanoma skin cancer and other skin conditions, such as keloids.

Highly experienced management and medical advisory team.  We have assembled a senior management team and medical advisory board with significant experience in the healthcare industry. Our leadership team has a long track record in introducing numerous disruptive technologies and products to the healthcare market in the field of radiology, oncology and interventional medicine. Members of our management team also have experience in product development, launching new products into the healthcare market and selling medical devices and technology to hospitals and private healthcare practices through direct sales organizations, distributors and manufacturers. We also collaborate with a network of leading medical advisors in the design and use of our products.

Extensive product support network.  In addition to the SRT-100 product line, we offer a unique and dedicated superficial radiation therapy support network for clinicians and therapists, which includes site planning and preparation, system deployment and installation, a national and global network of medical physicists for system commissioning and calibration, a dedicated service network, a dedicated clinical applications and education network and service, SRT University, and online and live customer support. We believe that by offering these dedicated and tailored services we have enhanced our brand and gained market presence.

Relationships with the medical community.  We are actively involved in scientific, medical, and commercial organizations and communities. We are a member of the American Cutaneous Oncology Society (ACOS), which is a dedicated superficial radiation therapy scientific and medical society that promotes the betterment and further education on all superficial radiation therapy-related subject matter and topics, across multi-disciplinary fields, such as radiation oncology, dermatology, medical physics, plastic surgery, physician assistants, and radiation therapy technologists. We anticipate that we will be able to leverage our involvement in these organizations to increase awareness of the benefits of radiation therapy and increase sales of our products.

Our Strategy

Our goal is to be a leading medical device company providing innovative, noninvasive solutions for the treatment of non-melanoma skin cancer and other skin conditions. The key elements of our strategy include:

Increase acceptance of superficial radiation therapy as the standard of care for non-melanoma skin cancer, keloids and other skin conditions.  We believe a great opportunity exists in creating an awareness of our treatment options for consumers. We believe dermatologists are now recognizing that surgery is not the only solution, or necessarily the best solution, for treating skin cancer or other skin conditions, such as keloids, and superficial radiation therapy can now be recognized as a valuable modality in their toolbox. The 95% non-melanoma skin cancer non-recurrence rate at the five-year follow-up (according to one study with 95% confidence intervals) achieved with superficial radiation therapy, combined with the benefit of a better cosmetic outcome and what we believe to be a more certain reimbursement environment compared to the reimbursement environment when we began selling our products, creates a significant opportunity for us to expand our market share. Focused consumer and practitioner educational awareness of the benefits of superficial radiation therapy is a key for our success. We are seeking to leverage our relationships with medical and other organizations to increase public awareness of superficial radiation therapy treatment options.

Drive adoption and awareness of SRT-100 among specialists, physicians, administrators and patients.  We intend to educate specialists, physicians, administrators and patients on the compelling case for the treatment of non-melanoma skin cancer with the SRT-100. We believe that increased awareness of the benefits of superficial radiation therapy will favorably impact sales of the SRT-100. Additionally, we believe that our products will allow dermatologists to treat patients without having to refer them to specialists for treatment and will free-up larger, higher power equipment, such as linear accelerators, for oncologists to treat other patients whose treatment requires the use of these other devices.

Develop new technology products and services.  Since acquiring the SRT-100 technology, we have developed optional add-on technology products and service options which have enhanced the operational capabilities of our SRT-100, including the SRT-100 Vision and SRT-100 Lynx. We believe continued research and development of both new and existing technology will be critical to our success.

Pursue opportunities to enhance our product offerings.  We intend to continue to expand applications of our superficial radiation therapy technology and vigorously protect those innovations through patent applications. We may also opportunistically pursue the licensing or acquisition of complementary products and technologies to strengthen our market position or improve product margins.

Expand our sales organization to support growth.  We intend to expand our highly-trained direct sales organization and broaden our relationships with distributor partners to increase sales and drive revenues.

Lessen our dependency on third party manufacturers.  We are exploring the possibility of reducing our reliance on third party manufacturers by bringing certain manufacturing, service and research and development functions in-house, which could include the acquisition of equipment and other fixed assets or the acquisition or lease of a manufacturing facility.

Risk Factors

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with our industry. Any of the risks set forth in this prospectus under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the specific risks set forth in this prospectus under the heading “Risk Factors” in deciding whether to invest in our common stock. The following is a summary of some of the principal risks we face:

•	market acceptance of the SRT-100;
•	our ability to successfully commercialize our products, including SRT-100;
•	our ability to compete effectively in selling our products and services;
•	our ability to expand, manage and maintain our direct sales and marketing organizations;
•	the fact that we have a history of net losses and may not achieve the scale of operation we expect or consistently achieve profitability in the future;
•	our actual financial results may vary significantly from forecasts and from period to period;
•	our ability to successfully develop new products, improve or enhance our existing products or acquire complementary products, technologies, services or businesses;
•	our ability to obtain and maintain intellectual property of sufficient scope to adequately protect our products, including SRT-100, and our ability to avoid infringing or otherwise violating the intellectual property rights of third parties;
•	market risks regarding consolidation in the healthcare industry;
•	the willingness of healthcare providers to purchase our products generally, and in particular if coverage by, and reimbursement from, third party payors for procedures using our products significantly declines;
•	the level and availability of government and third party payor reimbursement for clinical procedures using our products;
•	our ability to effectively manage our anticipated growth;
•	changing regulatory requirements applicable to us and our competitors, and our ability to comply;

•	our reliance on third party manufacturers and sole- or single-source suppliers;
•	our ability to reduce the per unit manufacturing cost of the SRT-100;
•	our ability to efficiently manage our manufacturing processes, including our ability to manufacture our products to meet demand;
•	regional and global economic recessions;
•	our need to obtain additional funds in the future, as well as our ability to comply with covenants resulting from financing transactions;
•	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
•	the fact that product quality issues or product defects may harm our business; and
•	our failure to effectively manage any of the foregoing.

Corporate Conversion

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc. As a result of the corporate conversion, the holders of the different classes of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options, respectively, to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively. Each unit converted to one share of common stock. Prior to the commencement of this offering, we expect to effect a forward stock split of 152.18-for-one. Following the forward stock split, we expect that our existing stockholders will hold approximately 7.1 million shares of our common stock, on a fully diluted basis.

The purpose of the corporate conversion was to reorganize our corporate structure so that the operating company is a corporation rather than a limited liability company and so that our existing investors own shares of our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see “Corporate Conversion.” References in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the corporate conversion relate to the capitalization and equity and shares of Sensus Healthcare, LLC, and after the corporate conversion, to Sensus Healthcare, Inc.

Except as disclosed in this prospectus, the financial statements and selected historical financial data and other information included in this prospectus give retroactive effect to the corporate conversion. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our financial statements, except for the effects of income taxes.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

•	reduced disclosure about our executive compensation arrangements;
•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and
•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of (1) the last day of our fiscal year following the fifth anniversary of the date of completion of this offering, (2) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (4) the last day of the fiscal year in which we become a “large accelerated filer” as defined in

Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2021.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

Sensus Healthcare, LLC, a Delaware limited liability company, was formed on May 7, 2010, to design, manufacture and market proprietary medical devices specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. In June 2010, Sensus Healthcare, LLC, a Florida limited liability company (“Sensus (FL)”), acquired all the assets associated with our primary product, the SRT-100, from Topex, Inc. for $1.3 million. Following this acquisition, we relaunched the SRT-100 under the Sensus Healthcare brand. In December 2011, we merged with Sensus (FL), with the Delaware limited liability company surviving the merger for the purpose of changing our domicile from Florida to Delaware. On January 1, 2016, we completed a corporate conversion pursuant to which Sensus Healthcare, Inc. succeeded to the business of Sensus Healthcare, LLC, and the equity holders of Sensus Healthcare, LLC became stockholders of Sensus Healthcare, Inc. See “Corporate Conversion.” Our principal executive offices are located at 851 Broken Sound Pkwy. NW #215, Boca Raton, Florida and our telephone number at that address is (561) 922-5808. Our website is located at www.sensushealthcare.com. Our website, and the information on our website, is neither part of this prospectus nor incorporated by reference herein.

The Offering

Common stock offered by us
1,818,182 shares.
Common stock to be outstanding after this offering
8,339,399 shares (or 8,612,126 shares if the underwriters’ option to purchase additional shares is exercised in full).
Underwriters’ option to purchase additional shares of common stock from us
We have granted the underwriters a 45-day option to purchase 272,727 additional shares.
Use of proceeds
We estimate, based upon the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we will receive net proceeds from the offering of approximately $17.8 million (or $20.6 million if the underwriters’ option to purchase additional shares is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering for:

• the expansion of our sales and marketing activities, including hiring new sales representatives;

• research and development for new products and improvements to existing products;

  •

to pay a dividend owed to former holders of units with a preferred return prior to our corporate conversion, in each case who have not elected to convert such dividend into shares of our common stock at the initial public offering price within 30 days following the closing of this offering; and

• the remainder for working capital and other general corporate purposes. See “Use of Proceeds.”
Dividend policy
We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”
Risk factors
You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 12 of this prospectus and all other information set forth in this prospectus before investing in our common stock.
Proposed Nasdaq symbol
“SRTS”

The common stock to be outstanding after this offering is based on 6,521,217 shares outstanding as of January 1, 2016, after giving effect to our proposed 152.18-for-one forward stock split, and excludes the following as of such date:

•	as of January 1, 2016, 9,131 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share;
•	as of January 1, 2016, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share;

•	250,000 shares reserved for future issuance under our 2016 Equity Incentive Plan including $1.8 million of restricted stock awards, or 163,636 shares (based on $11.00 per share — the midpoint of the price range set forth on the cover page of this prospectus), expected to be granted to certain of our officers and employees following the pricing of this offering;
•	shares issuable upon the election of former holders of units with a preferred return, within 30 days of the closing of this offering to convert all or a portion of the cumulative preferred dividend into shares of common stock at the initial public offering price; and
•	104,545 shares of common stock issuable upon exercise of warrants to be issued to certain of the underwriters in connection with this offering, at an exercise price per share equal to 125% of the public offering price, as described in the “Underwriting — Underwriters’ Warrants” section of this prospectus.

Unless otherwise indicated, this prospectus assumes:

•	an initial public offering price of $11.00 per share, the midpoint of the estimated initial public offering price range, set forth on the cover page of this prospectus;
•	no exercise of the underwriters’ warrants to purchase 104,545 shares of our common stock at an exercise price of 125% of the initial offering price to the public to be issued to certain of the underwriters described above;
•	no exercise of the underwriters’ option to purchase up to an additional 272,727 shares of our common stock; and
•	none of the former holders of units with a preferred return elect to convert any portion of their cumulative preferred dividend into shares of common stock at the initial public offering price.

Summary historical financial data

The tables below summarize our financial information for the periods indicated. We derived the financial information for the years ended December 31, 2013, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. You should read the following information together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes. Our historical results are not necessarily indicative of the results to be expected in any future period.

	For the Years Ended December 31,
	2013	2014	2015
Revenues	$10,478,920	$5,810,205	$10,273,094
Cost of Sales	3,600,348	2,054,798	3,698,687
Gross Profit	6,878,572	3,755,407	6,574,407
Operating Expenses
Selling and marketing	3,965,276	4,208,241	3,742,535
General and administrative	1,453,344	1,650,651	1,586,401
Research and development	1,333,111	1,576,775	1,466,728
Total Operating Expenses	6,751,731	7,435,667	6,795,664
Income (Loss) From Operations	126,841	(3,680,260)	(221,257)
Other Income (Expense)
Interest expense	(20,467)	(20,030)	(17,786)
Interest income	1,253	820	1,776
Total Other Income (Expense)	(19,214)	(19,210)	(16,010)
Net Income (Loss)	$107,627	$(3,699,470)	$(237,267)
Preferential distribution	(513,332)	(537,693)	(513,332)
Net Loss Attributable to Common Stockholders	$(405,705)	$(4,237,163)	$(750,599)
Net Loss Attributable to Common Stockholders per share – basic and diluted	$(10.02)	$(103.76)	$(18.37)
Weighted average number of shares used in computing net loss per share – basic and diluted	40,482	40,835	40,857
Adjusted EBITDA, non-GAAP	$442,502	$(3,397,462)	$169,914

Non-GAAP Financial Measures

Adjusted EBITDA, is a non-GAAP financial measure which we use in our financial performance analyses. This measure should not be considered a substitute for GAAP-basis measures nor should it be viewed as a substitute for operating results determined in accordance with GAAP. We believe that the presentation of Adjusted EBITDA, a non-GAAP financial measure that excludes the impact of net interest expense, certain taxes, depreciation, amortization, and stock compensation expense provides useful supplemental information that is essential to a proper understanding of our financial results. Non-GAAP measures are not formally defined by GAAP, and other entities may use calculation methods that differ from ours for the purposes of calculating Adjusted EBITDA. As a complement to GAAP financial measures, we believe that Adjusted EBITDA assists investors who follow the practice of some investment analysts who adjust GAAP financial measures to exclude items that may obscure underlying performance and distort comparability.

The following is a reconciliation of net income to the non-GAAP financial measure referred to in this prospectus as Adjusted EBITDA for the three years ended December 31, 2013, 2014 and 2015.

	For the Years Ended December 31,
	2013	2014	2015
Net Income (Loss), as reported	$107,627	$(3,699,470)	$(237,267)
Add:
Depreciation and amortization	265,557	272,649	315,599
Taxes(1)	49,024	3,672	69,095
Interest, net	19,214	19,210	16,010
Stock compensation expense	1,080	6,477	6,477
Adjusted EBITDA, non-GAAP	$442,502	$(3,397,462)	$169,914

(1)	Taxes include all taxes paid by the Company, other than payroll taxes, including on income, ad valorem, and excise taxes.

	As of December 31, 2015
	Actual	Pro forma(1)(2)	Pro forma as adjusted(2)(3)
Balance sheet data:
Cash and cash equivalents	$5,065,068	$5,065,068	$23,465,068
Working capital(4)	4,899,524	2,225,327	20,046,700
Total assets	9,636,154	9,636,154	27,457,727
Total liabilities	3,714,550	6,388,747	6,388,747
Total stockholders’ equity	5,921,604	3,247,407	21,068,780
Total liabilities and stockholders’ equity	9,636,154	9,636,154	27,457,527

(1)	Pro forma to reflect the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation, effective January 1, 2016.
(2)	Pro forma and pro forma as adjusted information discussed above are unaudited and illustrative only.
(3)	Pro forma as adjusted gives effect to (1) the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation and (2) the sale of shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds therefrom.
(4)	Represents current assets less current liabilities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves risks. In addition to the other information contained in this prospectus, you should carefully consider the following risks before deciding to purchase shares of our common stock in this offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Note Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Risks Related to our Financial Position and Operations

We have a history of net losses. If we do not consistently achieve profitability, our financial condition and the value of our common stock could suffer.

We have a history of net losses. Our historical losses from inception through December 31, 2015 totaled approximately $7.4 million. If our revenue grows more slowly than currently anticipated, or if operating expenses are higher than expected, we may be unable to consistently achieve profitability, our financial condition will suffer and the value of our common stock could decline. Even if we are successful increasing our sales, we may incur losses in the foreseeable future as we continue to research and develop and seek regulatory approvals for our products.

If sales revenue from any of our currently cleared products or any additional products that receive marketing clearance from the FDA or approval from other regulatory authorities in the future is insufficient, or if our product development is delayed, we may be unable to achieve profitability. Furthermore, even if we are able to achieve profitability, we may be unable to sustain or increase such profitability on a quarterly or annual basis, which would significantly reduce the value of our common stock.

If third-party payors do not provide coverage and adequate reimbursement for the use of our products, it is unlikely that our products will be widely used and our revenue will be negatively impacted.

In the U.S., the commercial success of our existing products and any future products will depend, in part, on the extent to which governmental payors at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for procedures using our products. The existence of coverage and adequate reimbursement for our products and related procedures by government and private payors is critical to market acceptance of our existing and future products. Neither hospitals nor physicians are likely to use our products if they do not receive adequate reimbursement payments for the procedures using our products.

Some private payors in the U.S. may base their reimbursement policies on the coverage decisions determined by the Centers for Medicare and Medicaid Services, which administers the Medicare program. Others may adopt different coverage or reimbursement policies for procedures performed using our products, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state, some of which may not pay for our products in an amount that supports our selling price, if at all. A Medicare national or local coverage decision denying coverage for any of the procedures performed with our products could result in private and other third-party payors also denying coverage. Medicare (part B) and a number of private insurers in the U.S. currently cover and pay for both non-melanoma skin cancer and keloid treatments using the SRT-100. A withdrawal, or even contemplation of a withdrawal, by Centers for Medicare and Medicaid Services, or CMS, Medicaid or private payors of reimbursements, or any other unfavorable coverage or reimbursement decisions by government programs or private payors, could have a material adverse effect on our business.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be cleared for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. Our products may not be considered cost-effective by international third-party payors or governments managing healthcare systems. Furthermore, reimbursement may not be available or, if available, third-party payors’ reimbursement policies may adversely affect our ability to sell our products profitably. If sufficient coverage and reimbursement are not available for our current or future products, in either the U.S. or internationally, the demand for our products and, consequently, our revenues will be adversely affected.

Substantially all of our revenue is generated from the sale of our SRT-100 and related products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business, financial condition and results of operations.

We have focused heavily on the development and commercialization of a limited number of products for the treatment of non-melanoma skin cancer and other skin conditions with superficial radiotherapy. From our inception in 2010 through the date of this prospectus, substantially all of our revenue has been derived from sales of our SRT-100 product line and related services and ancillary products. We expect substantially all of our revenue to be derived from or related to sales of our SRT-100 product line for the foreseeable future. Besides differentiated or enhanced versions of the SRT-100 and ancillary products, we are not currently developing or otherwise investing in any other product. If we are unable to achieve and maintain significantly greater market acceptance of superficial radiotherapy for treatment of non-melanoma skin cancer and other skin conditions, or if we do not achieve sustained positive cash flow, then we will be severely constrained in our ability to fund our operations. In addition, if we are unable to market our SRT-100 product line and ancillary products as a result of a quality problem, shortage of components required to for assembly, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects related to the SRT-100 product line and ancillary products, we would lose our only source of revenue, and our business, financial condition and results of operations will be adversely affected.

We may be unable to manufacture our products in quantities sufficient to meet existing demand levels, which would hinder our ability to effectively commercialize our products and increase revenues.

The manufacture of medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls, from us and our key suppliers, to scale up the production process to manufacture sufficient quantities at high volume and with satisfactory production yields. Manufacturers of medical devices often encounter difficulties in production, particularly when scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations.

In July 2010, we entered into a manufacturing agreement with an unrelated third party for manufacturing and production of the SRT-100 in accordance with our specifications. We continue to do business with the manufacturer pursuant to this agreement, although we or the manufacturer may terminate the agreement with 90 days’ written notice or upon at least 60 days’ notice prior to the end of each additional one-year renewal period. As discussed elsewhere in this prospectus, we are exploring the possibility of using a portion of the proceeds of this offering to begin reducing our reliance on third party manufacturers by bringing certain manufacturing capabilities in-house. However, if eventually implemented, our plan to bring the manufacturing function in-house may not be successful and we may be unable to maintain a relationship with our current manufacturer or establish a relationship with another manufacturer on favorable terms, if at all.

Consequently, we may not, with our third party suppliers, be able to continue to efficiently manufacture our products in sufficient quantities to meet projected demand or to establish sufficient worldwide inventory to fully support our distribution network. Any of these results could cause us to be unable to effectively commercialize our products or increase revenue, adversely affecting our business, financial condition, results of operations and the value of our common stock.

We are dependent on third-party suppliers, and the loss of these third party suppliers would hinder our ability to effectively produce our products to meet existing demand levels, adversely affecting our ability to commercialize our products and increase our revenues.

We are dependent on various third-party suppliers for key raw materials used in our manufacturing processes. The loss of these third-party suppliers, or their inability to supply us or the third party manufacturer with adequate components would hinder our ability to effectively produce our products to meet existing demand levels, adversely affecting our ability to commercialize our products and increase our revenues.

We may be unable to retain and develop our U.S. sales force and non-U.S. distributors, which would adversely affect our ability to meet our revenue targets and other goals.

As we launch products, increase current sales efforts and expand into new geographies, we will need to retain, grow and develop our direct sales personnel, distributors and agents. There is significant competition for sales personnel experienced in relevant medical device sales. In addition, the training process is lengthy because it requires significant education for new sales representatives to achieve an acceptable level of clinical competency with our products. Upon completion of training, sales representatives typically require lead time in the field to develop or expand their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop, and retain a sufficient number of qualified sales personnel, or if the sales representatives do not achieve the productivity levels expected, our revenue will not grow as expected, and our financial performance will suffer.

In addition, we may not succeed in entering into and maintaining productive arrangements with an adequate number of distributors outside of the U.S. that are sufficiently committed to selling our products in international markets. The establishment and maintenance of a distribution network is expensive and time consuming. Even if we engage and maintain suitable relationships with an adequate number of distributors, they may not generate revenue as quickly as we expect them to, commit the necessary resources to effectively market and sell our products, or ultimately succeed in selling our products. Moreover, if our sales force and distributors are unable to attract and retain new customers, we may be unable to achieve our expected growth, and our business could suffer.

Furthermore, some of our distributors may market or sell the products of our competitors. In these cases, the competitors may have the ability to influence the products that our distributors choose to market and sell, for example, by offering higher commission payments, or by convincing the distributors to terminate their relationships with us, carry fewer of our products or reduce their sales and marketing efforts for our products. Any of the foregoing would hinder our ability to meet our revenue targets and other goals.

The future worldwide demand for our current products and our future products is uncertain. Our current products and our future products may not be accepted by hospitals, physicians or patients, and may not become commercially successful.

Physicians and hospitals may not perceive the benefits of our products and may be reluctant or unwilling to adopt our products as a treatment option, particularly in light of existing treatment options, such as Mohs surgery or high dose rate brachytherapy. Additionally, physicians and hospitals may not be aware of the significant advances in technology associated with superficial radiation therapy compared to older technology that was previously used with orthovoltage. While we believe that our products are an efficient and less invasive alternative to other treatments of non-melanoma skin cancer and other skin conditions, physicians who are accustomed to using other modalities to treat patients with either non-melanoma skin cancer, keloids or other skin conditions may be reluctant to adopt broad use of our superficial radiotherapy products.

We must grow markets for our products through physician education and awareness programs. Publication in peer-reviewed medical journals of results from studies using our products will be an important consideration in their adoption by physicians and in reimbursement decisions of third-party payors. The process of publication in leading medical journals is subject to a peer-review process. Peer reviewers may not consider the results of studies of our products and any future products sufficiently novel or worthy of publication. Failure to have studies of our products published in peer reviewed journals may adversely affect adoption of our products.

Educating physicians and hospitals on the benefits of our products and advancements in superficial radiation technology requires a significant commitment by our marketing team and sales organization. Our products may not become widely accepted by physicians and hospitals. If we are unable to educate physicians and hospitals about the advantages of our products, do not achieve significantly greater market acceptance of our products, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will be unable to grow our revenue, and our business and financial condition will be adversely affected.

We are in a highly competitive market segment, which is subject to rapid technological change. If our competitors are able to develop and market products that are more effective, less costly, easier to use or otherwise more attractive than any of our products, our business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. In the arena for technology and products for use in the treatment of non-melanoma skin cancer and other skin conditions, we have three primary competitors, one of which operates in the superficial radiotherapy space largely in the European market, and the other two of which operate in the brachytherapy space in both the U.S. and internationally. While we believe our SRT-100 and related products currently have certain competitive advantages over the products offered by these competitors, our success depends, in part, upon our ability to maintain this competitive position. If these competitors improve their existing products, develop new products, or expand their operations, we may be unable to maintain our competitive advantages over these competitors.

Furthermore, new competitors, including companies larger than us, may enter the market in the future and may offer products with similar or alternative functionalities. These companies may enjoy several advantages relative to us, including:

•	greater financial and human resources for product development, sales and marketing;
•	greater name recognition;
•	long-established relationships with physicians and hospitals;
•	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;
•	more established distribution channels and sales and marketing capabilities; and
•	greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing cleared products.

Hospitals, physicians and investors may not view our products as competitive with other products that are marketed and sold by new competitors, including much larger and more established companies. Our competitors may develop and patent processes or products earlier than we do, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective, more convenient or less expensive products or technologies that render our technology or products obsolete or less competitive. If our existing or new competitors are more successful than us in any of these matters, our business may be harmed.

Our customers are concentrated in the U.S. and China, and economic difficulties or changes in the purchasing policies or patterns of our customers in these countries could have a significant impact on our business and operating results.

Substantially all of our 2014 and 2015 sales were made to customers located in the U.S. and China. For the year ended December 31, 2015, approximately 14% of our product sales were to Chinese customers, with substantially the remainder of our sales to customers in the U.S. Because of our geographic concentrations, our revenue could fluctuate significantly due to changes in economic conditions, the use of competitive products, or the loss of, reduction of business with, or less favorable terms within, these countries. A reduction or delay in orders for our products from these countries could materially harm our business and results of operations.

Our future success depends on our ability to develop, receive regulatory approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner, and if we do not do so, our results of operations will suffer.

It is important to our business that we continue to build a pipeline of product offerings for the treatment of non-melanoma skin cancer and other skin conditions to remain competitive. Consequently, our success will depend in part on our ability to develop and introduce new products. However, we may be unable to successfully maintain our regulatory clearance for existing products, or develop, obtain and maintain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	identify and anticipate physician and patient needs properly;
•	develop and introduce new products or product enhancements in a timely manner;
•	avoid infringing the intellectual property rights of third parties;
•	demonstrate the safety and efficacy of new products with data;
•	obtain the necessary regulatory approvals for new products or product enhancements;
•	comply fully with U.S. Food and Drug Administration and applicable foreign government agencies’ regulations on marketing of new devices or modified products;
•	provide adequate training to potential users of our products; and
•	receive coverage and adequate reimbursement for procedures performed with our products.

If we do not develop new products or product enhancements in time to meet market demand, if there is insufficient demand for these products or enhancements, or if competitors introduce new products with enhanced functionalities that are superior to those of ours, then our results of operations will suffer.

Our products may become obsolete prior to the end of their anticipated useful lives, and we may be required to dispose of existing inventory or write off the value or accelerate the depreciation of the these assets, each which would materially and adversely impact our results of operations.

We focus on continual product innovation and product improvement. While we believe this provides a competitive edge, it also results in the risk that our products will become obsolete prior to the end of their anticipated useful lives. If we introduce new products or next-generation products prior to the end of the useful life of a prior generation, we may be required to dispose of existing inventory, or write off the value of the these assets, each which would materially and adversely impact our results of operations.

Our success is dependent in large part on our being an early re-entrant into the market for our proprietary superficial radiotherapy systems, and if one or more competitors join us in the market, our marketing efforts and ability to compete would be materially and adversely affected.

Our success is dependent in large part on our being an early re-entrant into the market for our proprietary superficial radiotherapy systems. If one or more competitors join us in the market, the increased competition would require us to devote substantial additional resources to our marketing efforts, and our ability to compete may be severely impaired.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

The sale and shipment of our products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws, as well as export control laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities. Any of the foregoing would adversely impact our results of operations and financial condition.

Our international operations and our international distributors expose us to risks inherent in operating in foreign jurisdictions. These risks include, without limitation:

•	difficulties in enforcing or defending intellectual property rights;
•	pricing pressure that we may experience internationally;
•	a shortage of high-quality sales people and distributors;
•	third-party reimbursement policies that may require some of the patients who are treated with our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;
•	disadvantage to competition with established business and customer relationships;
•	the imposition of additional U.S. and foreign governmental controls or regulations;
•	economic instability;
•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;
•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;
•	potentially adverse tax consequences;
•	laws and business practices favoring local companies;
•	difficulties in maintaining consistency with our internal guidelines;
•	the imposition of costly and lengthy new export licensing requirements;
•	the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and
•	the imposition of new trade restrictions.

If any of these events or circumstances were to occur, our sales in foreign countries would be harmed and our results of operations would suffer.

Our operating results may vary significantly from quarter to quarter, which may negatively impact the value of our common stock.

Our quarterly revenues and results of operations may fluctuate due to the following reasons, among others:

•	physician and hospital acceptance of our products;
•	the timing, expense and results of research and development activities, and obtaining future regulatory approvals;
•	fluctuations in expenses associated with expanding operations;
•	the introduction of new products and technologies by competitors;
•	sales representatives’ productivity;
•	supplier, manufacturing or quality problems with products;
•	the timing of stocking orders from distributors;
•	changes in our pricing policies or in the pricing policies of competitors or suppliers; and
•	changes in third-party payors’ reimbursement policies.

Because of these and other related or similar factors, it is likely that in some future period our operating results will not meet your expectations.

We may be unable to attract and retain highly qualified personnel, which could adversely and materially affect our competitive position.

Our future success depends on our ability to attract and retain our executive officers and other key employees. We may be unable to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among companies in the medical device business and related industries, particularly in the South Florida area where we are headquartered. The medical device industry has experienced a high rate of turnover of management personnel in recent years. Consequently, we could have difficulty attracting or retaining experienced personnel and may be required to spend significant time and expend significant financial resources in our employee recruitment and retention efforts. Many of the other medical device companies with which we compete for qualified personnel have greater financial and other resources and risk profiles different from ours. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than that which we may offer. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may have difficulty implementing our business strategy and achieving our business objectives.

If we acquire other companies or businesses, we will be subject to risks that could hurt our operations in the future.

We may in the future acquire complementary businesses, products or technologies. Any acquisition may not produce the revenues, earnings or business synergies anticipated, and any acquired business, product or technology might not perform as expected. Our management could spend a significant amount of time, effort and money in identifying, pursuing and completing acquisitions. If we complete an acquisition, we may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into our operations. In particular, we may lose the services of key employees of the acquired company, and we may make changes in management that impair the acquired company’s relationships with employees, vendors and customers. Additionally, we may acquire development-stage companies that are not yet profitable and require continued investment, which could decrease our future earnings or increase our futures losses. Any of these outcomes could prevent us from realizing the anticipated benefits of an acquisition.

To pay for an acquisition, we might use equity or cash. Alternatively, we might borrow money from a bank or other lender. If we use equity, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity would be reduced.

Any acquisition could result in recording significant amounts of goodwill or other intangible assets, some of which could result in significant quarterly amortization expense. Moreover, if we determine during annual reviews or otherwise that an intangible asset has been impaired, we may need to write off some or all of its carrying value, resulting in large charges to expense. Amortization charges and write-downs or write-offs of intangibles would decrease our future earnings or increase our future losses.

Product liability claims could damage our reputation and adversely affect our business.

The design, manufacture and marketing of medical devices each carry an inherent risk of product liability claims and other damage claims. In addition to the exposure we may have for defective products, physicians may misuse our products or use improper techniques, regardless of how well trained, potentially leading to injury and an increased risk of product liability. A product liability or other damages claim, product recall or product misuse could require us to spend significant time and money in litigation, regardless of the ultimate outcome, or to pay significant damages and could seriously harm our business.

We maintain liability insurance coverage that management believes to be reasonable based on our business and operations; however, our insurance may not be sufficient to cover all claims made against us. Our insurance policies generally must be renewed on an annual basis. We may be unable to maintain or increase insurance on acceptable terms or at reasonable costs. A successful claim brought against us in excess, or outside of, our insurance coverage could seriously harm our financial condition or results of operations.

We may be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception, and we anticipate that our expenses will increase as we continue to grow our business. We may need to seek additional capital in the future. Our growth will depend, in part, on our ability to develop variations of the SRT-100 and other products, and related technology complementary to our products. Our existing financial resources, including our existing revolving line of credit, may not allow us to conduct all of the activities that we believe would be beneficial for our future growth.

We may need to seek funds in the future. Our existing revolving line of credit restricts our ability to incur certain indebtedness or permit certain encumbrances on our assets without the prior written consent of the lender. If we are unable to raise funds on favorable terms, or at all, we may not be able to support our commercialization efforts or increase our research and development activities or meet our debt and other contractual obligations, and the growth of our business may be negatively impacted. As a result, we may be unable to compete effectively.

Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the results of commercialization efforts for products;
•	the need for additional capital to fund development programs;
•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;
•	the establishment of high-volume manufacturing and increased sales, marketing and distribution capabilities; and
•	success in entering into collaborative relationships with other parties.

We may be unable to raise funds on favorable terms, or at all, and either case would materially and adversely affect our ability to implement our strategy and meet our goals.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect common stockholders’ rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring distributions or dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products or grant licenses on terms that are not favorable to us. Any of these events could adversely affect our ability to declare dividends on our common stock and to achieve our product development and commercialization goals and have a material adverse effect on our business, financial condition and results of operations.

Our revolving credit facility imposes substantial restrictions on us, some of which could hinder our ability to conduct our operations effectively or otherwise in accordance with our business plan.

In March 2013, we entered into a $3.0 million revolving credit facility, which was amended in March 2015 to extend the facility and to reduce the facility to $1.5 million. The maximum borrowing is limited by our Eligible Borrowing Base, equal to 80% of eligible accounts receivable as defined in the facility agreement. Under the facility agreement, we must pay monthly interest a rate of the Prime Rate plus 1.75%, and must pay any outstanding principal and interest on or before May 12, 2017, the maturity date. The facility is secured by all of our assets and requires the maintenance of an Adjusted Quick Ratio and Minimum Quarterly EBITDA, as those terms are defined in the facility agreement. We were not in compliance with certain of these financial covenants as of October 31, 2015 and November 30, 2015, but we received a formal waiver from the bank in February 2016 for our noncompliance. We were in compliance with all financial covenants as of December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.”

Additionally, the facility agreement contains a number of negative covenants that require us to seek the lender’s prior written consent in order to conduct certain activities. For example, we may not, without the prior written consent of the lender:

•	Sell or otherwise transfer all or any part of our business or property, except for transfers in the ordinary course of business or as otherwise permitted by the facility agreement;
•	Change the nature of our business, liquidate or dissolve, undergo a change in management;
•	Add any new offices or business locations, including warehouses;
•	Change our jurisdiction of organization, our organizational structure or type, our legal name or any organizational number assigned to us;
•	Merge or consolidate with any other person or entity or acquire all or substantially all of the capital stock or property of another person or entity;
•	Create, incur or be liable for any indebtedness other than as permitted by the facility agreement;
•	Create, incur, or suffer any lien on any of our property (including receivables) other than as permitted by the facility agreement;
•	Maintain any operating or deposit or security accounts other than with the lender or any of its affiliates;
•	Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock; except that we may pay dividends solely in common stock; or
•	Directly or indirectly make any investment, including, without limitation, by the formation of any subsidiary, other than as permitted by the facility agreement.

In the event we wish to conduct any of the foregoing activities and the lender refuses to provide its prior written consent, our ability to conduct our operations effectively and in accordance with our business plan could be materially and adversely affected.

Approximately $423,000 was outstanding under the revolving credit facility as of December 31, 2015.

If we are unable to make scheduled interest or principal payments on our present or future debt obligations, our operations could be adversely affected.

Our ability to make scheduled payments on our debt obligations (including the credit facility discussed above) depends on numerous factors, including the amount of cash balances and actual and projected financial and operating performance. These amounts and performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We may be unable to maintain a level of cash balances or cash flows from operating activities sufficient to permit ourselves to pay the principal and interest on existing or future indebtedness. If cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may be unable to take any of these actions, and even if able, these actions may be insufficient to permit us to meet scheduled debt service obligations. In addition, in the event of our breach of any credit agreements, we may be unable to draw additional amounts under the agreements, and we may be required to repay any outstanding amounts earlier than anticipated.

If an event of default occurs under any debt obligation, the lender may declare the outstanding principal balance and accrued but unpaid interest owed to it immediately due and payable, which would have a material adverse effect on our financial position. We may not have sufficient cash to satisfy this obligation. Also, if a default occurs under a secured loan (such as the credit facility described above), and we are unable to repay the lender, the lender could seek to enforce its rights under its security interests in our assets. In this event, we may lose or be forced to sell some or all of our assets to satisfy the debt, which could cause the business to fail.

Our debt and other contractual obligations could have significant additional negative consequences, including, without limitation:

•	increasing vulnerability to general adverse economic conditions;
•	limiting ability to obtain additional funds; and
•	Placing us or our business at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

If we fail to properly manage our anticipated growth, our business could suffer.

Our strategy involves substantial growth. If we experience periods of rapid growth and expansion, our limited personnel, operational infrastructure and other resources could be significantly strained. In particular, the possible internalization of manufacturing, and anticipated expansion of our direct sales force in the U.S. will require significant management, financial and other supporting resources. In addition, in order to manage expanding operations, we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our goals.

To achieve our revenue goals, we must successfully increase production output to meet projected customer demand. We may be unable to increase output on the timeline anticipated, if at all. Also, we may in the future experience difficulties with production yields and quality control, component supply, and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any delay or increased expense could adversely affect our ability to increase revenues.

Cost-containment efforts of our customers, purchasing groups and governmental organizations could have a material adverse effect on our sales and profitability.

In an effort to reduce costs, many hospitals or physicians within the U.S. and abroad are members of group purchasing organizations and integrated delivery networks. Group purchasing organizations and integrated delivery networks negotiate pricing arrangements with medical device companies and distributors and offer the negotiated prices to affiliated hospitals, physicians and other members. Group purchasing organizations and integrated delivery networks typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple providers with the intention of driving down pricing or reducing the number of vendors. Due to the highly competitive nature of the group purchasing organizations and integrated delivery networks contracting processes, we may be unable to obtain or maintain contract positions with major group purchasing organizations and integrated delivery networks. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a group purchasing organizations or integrated delivery networks for a given product category can facilitate sales to members of that group purchasing organizations or integrated delivery networks, expected sales levels may not be achieved, as sales are typically made pursuant to purchase orders. Even when a provider is the sole contracted supplier of a group purchasing organization or integrated delivery network for a certain product category, members of the group purchasing organization or integrated delivery network generally are free to purchase from other suppliers. Furthermore, group purchasing organizations and integrated delivery networks contracts typically are terminable without cause by the group purchasing organizations or integrated delivery networks upon 60 to 90 days’ notice. Accordingly, even if we obtain contracts with any group purchasing organizations or integrated delivery networks, the members of these groups may choose to purchase from our competitors due to the price or quality offered by competitors, which could result in a decline in our sales and profitability.

We depend on information technology systems to operate our business and a cyber-attack or other breach of these systems could have a material adverse effect on our business.

We rely on information technology systems to process, transmit and store electronic information in our day-to-day operations. Our information technology systems could be vulnerable to a cyber-attack, malicious intrusion, breakdown, destruction, loss of data privacy or other significant disruption. Any successful attacks could result in the theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information or disrupt our operations. Cyber-attacks are becoming more sophisticated and frequent, and our systems could be the target of malware and other cyber-attacks. We have invested in our systems and the protection of our data to reduce the risk of an intrusion or interruption, and we monitor our systems on an ongoing basis for any current or potential threats.

However, these measures and efforts may not prevent interruptions or breakdowns, and we may otherwise fail to maintain or protect our information technology systems and data integrity effectively. Furthermore, we may fail to anticipate, plan for or manage significant disruptions to our systems. If any of the foregoing were to occur, our competitive position could be harmed, we could lose existing customers, have difficulty preventing, detecting and controlling fraud, have disputes with customers, specialist physicians and other healthcare professionals, have regulatory sanctions or penalties imposed, incur expenses or lose revenues as a result of a data breach or theft of intellectual property or suffer other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Risks Related to our Regulatory Environment

We are subject to various federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with these laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state and foreign healthcare laws, including, but not limited to, those described below.

•	Federal Anti-Kickback Statute (42 U.S. Code §1320a-7b), which prohibits any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the referring, ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs.
•	Federal “Sunshine” (42 U.S. Code §1320a-7h) law, which requires us to track and report annually to Centers for Medicare and Medicaid Services information related to certain payments and other “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and to report annually to Centers for Medicare and Medicaid Services ownership and investment interests held by physicians, and their immediate family members. We are also subject to similar foreign “sunshine” laws or codes of conduct, which vary country by country.
•	Federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim to, or the knowing use of false records or statements to obtain payment from, or approval by, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act (31 U.S. Code §3729-3733), it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim.
•	Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, statute, which, among other things, created federal criminal laws that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and applicable implementing regulations, impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization on entities subject to the law, such as health plans, clearinghouses, and healthcare providers and their business associates. Internationally, substantially every jurisdiction in which we operate has established its own data security and privacy legal framework with which we must comply, including the Data Protection Directive 95/46/EC and national implementation of the Directive in the member states of the European Union.

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with healthcare professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to healthcare professionals and entities. Some states mandate implementation of compliance programs to ensure compliance with these laws. Additionally, certain states require a certificate of need prior to the installation of a radiation device, such as the SRT-100. We are also subject to foreign fraud and abuse laws, which vary by country.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, individual imprisonment, contractual damages, reputational harm, exclusion from governmental healthcare programs, and the curtailment or restructuring of our operations. Any of the foregoing could adversely affect our ability to operate our business and our financial results.

Our products are subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Our products must comply with regulatory requirements imposed by the U.S. Food and Drug Administration, the U.S. Department of Health and Human Services and other governmental agencies in the U.S., and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive agency review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. If we execute on our plans to move our manufacturing function in-house, we will also be subject to additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potential hazardous substances. Some of the most important requirements applicable or potentially applicable to us include:

•	U.S. Food and Drug Administration Regulations (Title 21 CFR, Parts 801, 803, 806, 807 and 820);
•	EU CE marking of conformity requirements depicted within the MDD (Directive 90/425/EEC);
•	Health Canada requirements (SOR/98-282);
•	Medical Device Quality Management System requirements (ISO 13485:2003);
•	Occupational Safety and Health Administration requirements;
•	China CFDA requirements; and
•	Other similar quality, regulatory and statutory requirements in foreign jurisdictions in which we currently market or plan to market our products in the future.

Government regulation may impede our ability to the manufacture our existing and future products. Government regulation also could delay the marketing of new products for a considerable period of time and impose costly procedures on activities. The U.S. Food and Drug Administration and other regulatory agencies may not clear or approve any future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, these approvals could negatively impact the marketing of any future products and reduce our product revenues. Regulatory bodies may review products once they are on the market and determine that they do not satisfy applicable regulatory requirements. Failure to comply with requisite requirements may lead to European Economic Area regulatory bodies ordering the suspension or withdrawal of products from the European Economic Area market or, as discussed below, notified bodies withdrawing certificates of conformity for devices or the underlying quality systems.

Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways.

Product deficiencies could result in field actions, recalls, substantial costs or write-downs; these could lead to the delay or termination of ongoing trials, if any, and harm our reputation, business or financial results.

Our products are subject to various regulatory guidelines and involve complex technologies. The U.S. Food and Drug Administration and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. Manufacturers may, under their own initiative, conduct a product notification or recall to inform physicians of changes to instructions for use or if a deficiency in a device is found or suspected.

Identified quality problems, such as failure of critical components, or the failure of third parties to supply us with sufficient conforming quantities of these products or components, could impact the availability of our products in the marketplace or lead to adverse clinical events. In addition, product improvements or product redundancies could result in scrapping or expensive rework of products, and our business, financial condition or results of operations could suffer as a result. Product complaints, quality issues and necessary corrective and preventative actions could result in communications to customers or patients, field actions, require the scrapping, rework, recall or replacement of products, result in substantial costs or write-offs, or harm our business reputation and financial results. Further, these events could adversely affect our relationships with our customers or affect our reputation, which could materially adversely affect our earnings, results and financial viability.

A future field action or recall announcement could harm our reputation with customers, negatively affect our sales, and subject us to U.S. Food and Drug Administration (or similar governmental authority) enforcement actions. Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the U.S. Food and Drug Administration (or similar governmental authority) may require, or we may decide, that we will need to obtain new approvals or clearances for the product before we market or distributes the corrected product. Seeking these approvals or clearances may delay our ability to replace the recalled products in a timely manner. If we do not adequately address problems associated with our products, we may face additional regulatory enforcement action, including U.S. Food and Drug Administration (or similar governmental authority) warning letters, product seizures, injunctions, administrative penalties, or civil or criminal fines.

Any identified quality issue can both harm our business reputation and result in substantial costs and write-offs, which in either case could materially harm our business and financial results.

The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to costly product liability suits, or result in costly investigations and regulatory agency sanctions under certain circumstances.

The products we currently market in the U.S. have been cleared by the U.S. Food and Drug Administration for specific indications. Our clinical support staff and marketing and sales force have been trained not to promote our products for uses outside of the cleared indications for use, known as “off-label uses.” However, if a physician uses our products outside the scope of the cleared indications, there may be increased risk of injury to patients. Furthermore, the use of our products for indications other than those cleared by the U.S. Food and Drug Administration may not effectively treat the conditions associated with the off-label use, which could harm our reputation in the marketplace among physicians and patients, adversely affecting our operations.

If the U.S. Food and Drug Administration determines that our promotional materials or training constitute promotion of an off-label or other improper use, it could request that we modify our training or promotional materials, or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events could significantly harm our business and results of operations.

The advertising and promotion of our products is subject to European Economic Area Member States governing the advertising and promotion of medical devices. In addition, voluntary European Union and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on promotional activities with healthcare professionals. These regulations or codes may limit our ability to affectively market our products, or we could run afoul of the requirements imposed by these regulations, causing reputational harm, imposing potentially substantial costs, and adversely affecting our operations as a result.

We are required to comply with medical device reporting requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the U.S. Food and Drug Administration medical device reporting regulations (21 CFR 803), medical device manufacturers are required to submit information to the U.S. Food and Drug Administration when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the European Economic Area are legally bound to report any serious or potentially serious incidents involving devices they produce or sell (MEDDEV 2.12-1) to the Competent Authority in whose jurisdiction the incident occurred through the European Vigilance process.

If an event subject to medical device reporting requirements occurs, we will need to comply with the reporting requirements, which would adversely affect our reputation and subject us to actions by regulatory authorities, such as ordering recalls, imposing fines, or seizing the affected products. Furthermore, any corrective action, whether voluntary or involuntary, will require the dedication of time and capital and will distract management from operating our business. Any of the foregoing would further harm our reputation and financial results.

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on our business.

In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act. This Act includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the U.S., with limited exceptions, effective January 1, 2013. This excise tax imposed a significant increase in the tax burden on the medical device industry, and if our efforts to offset the excise tax are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows. However, this excise tax has recently been suspended for 2016 and 2017. Other elements of this Act, including comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and may result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business.

Other healthcare reform measures may result in more rigorous coverage criteria and in additional downward pressure on the reimbursement received for procedures utilizing our products. In addition, other legislative changes have been proposed and adopted since the Act discussed above was enacted that may adversely affect our revenues. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 2013 which, due to subsequent legislative amendments to the statute, will stay in effect through 2024 unless additional Congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our business and financial operations. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to increase revenue, attain profitability, or commercialize our devices. In addition, other legislative changes may be enacted or existing regulations, guidance or interpretations may be changed, each of which may adversely affect our operations.

Risks Related to our Intellectual Property

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to competitors and be unable to operate our business profitably.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on the patent protection of two U.S. patents which we have acquired, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. We also have one patent application currently pending. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, some or all of our pending patent applications or any future pending applications may be unsuccessful. The U.S. Patent and Trademark Office may deny or require significant narrowing of claims in our pending patent applications or future patent applications, and patents issued as a result of these patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the U.S. Patent and Trademark Office. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in our issued patents. Third parties may successfully challenge our issued patents and those that may be issued in the future, which would render these patents invalidated or unenforceable, and which could limit our ability to stop competitors from marketing and selling related products. In addition, our pending patent applications include claims to aspects of products and procedures that are not currently protected by issued patents, and third parties may successfully patent those aspects before us or otherwise challenge our rights to these aspects.

Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products that provide outcomes that are comparable to our products. Although we have entered into confidentiality agreements and intellectual property assignment agreements with certain of our employees, consultants and advisors in order to protect our intellectual property and other proprietary technology, these agreements may not be enforceable or may not provide meaningful protection for trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. In addition, we have not sought patent protection in all countries where we sell our products. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the U.S., if at all.

In the event a competitor infringes upon one of our patents or other intellectual property rights, enforcing those patents and rights may be difficult and time consuming. Even if successful, litigation to defend our patents against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources to defend our patents against challenges or to enforce our intellectual property rights, any of which would adversely affect our ability to compete and our business operations as a result.

If our trademarks or trade names are not adequately protected, then we may be unable to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to infringe other marks. We may be unable to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in markets of interest. If our trademarks are challenged, infringed upon, circumvented, or declared generic or infringing, or if we are unable to establish name recognition based on our trademarks and trade names, then we may be unable to compete effectively and our business may be adversely affected.

The medical device industry is characterized by extensive patent litigation, and if we become subject to litigation, it could be costly, result in the diversion of management’s attention, require us to pay significant damages or royalty payments, or prevent us from marketing and selling our existing or future products.

The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that their products, the components of those products, the methods of using those products, or the methods we employ in processing those products are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over us because their patents were issued first. Because patent applications can take many years to issue, our products that currently do not infringe on existing issued patents may later infringe on patents that are pending now or in the future. Our products might also inadvertently infringe on currently issued patents. As the number of participants in the market for skin cancer and general oncology devices and treatments increases, the possibility of patent infringement claims against us increases. Any infringement claims, litigation or other proceedings would place a significant strain on our financial resources, divert the attention of management from the core business and harm our reputation.

A larger more established company could allege that we infringed its patent, and that we owe royalty payments on sales of certain products as a result. Any claim against us, even without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from the core business and harm our reputation. If the appropriate authority upholds the company’s patent as valid and enforceable and finds that we infringed on the patent, we could be required to pay substantial damages, including treble, or triple, damages and royalties if an infringement is found to be willful, and we could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. A license may not be available on reasonable terms, if at all, and we may be unable to redesign products in a way that would not infringe those patents. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, either of which could have a significant adverse effect on our business, financial condition and results of operations.

Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, making, or using products that use the disputed intellectual property;
•	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;
•	incur significant legal expenses;
•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;
•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; or
•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive or infeasible.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of customers or distributors or may be required to obtain licenses for the products they use, each which would adversely affect our operations. If we cannot obtain all necessary licenses on commercially reasonable terms, customers may be forced to stop using our products, which would materially and adversely affect our business.

We may be subject to damages resulting from claims that we, our employees or independent distributors have wrongfully used or disclosed alleged trade secrets of competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. Many of our independent distributors sell, or in the past have sold, products of competitors. We may be subject to claims that we, our employees or independent distributors have inadvertently or otherwise used or disclosed the trade secrets or other proprietary information of our competitors. In addition, we have been and may in the future be subject to claims that we caused an employee or independent distributor to break the terms of his or her non-competition agreement or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending these claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize products, which could have an adverse effect on our business, financial condition and results of operations.

Adverse outcomes in litigation or similar proceedings could adversely impact our business.

We currently are, and may in the future be, named as a party to litigation or other similar legal proceedings. Adverse outcomes in any or all of these proceedings could result in monetary damages or injunctive relief that could adversely affect our ability to continue conducting our business. While our management does not believe any of the proceedings currently pending against us are material to our business such matters are subject to inherent uncertainties and management’s view of these matters may change in the future. If an unfavorable final outcome in any such matter becomes probable and reasonably estimable, our financial condition could be materially and adversely affected.

Risks Related to this Offering and Ownership of our Common Stock

There has been no public market for our common stock prior to this offering, and an active trading market for our common stock may not develop after this offering. As a result, you may be unable to resell your common stock at or above the price paid under this offering, or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or be sustained after this offering. Also, the initial public offering price for our common stock will be determined by negotiations between us and the underwriter and may bear no relationship to the market price for our common stock after the offering. Furthermore, the market price of our common stock may decline below the initial public offering price. As a result of any of the foregoing, you may be unable to resell your common stock at or above the price you paid under this offering, or at all, and you may lose part or all of your investment in our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. As a result, you must rely on price appreciation of our common stock for a return on your investment in the foreseeable future.

Except for a required tax distribution to our members in 2014 in the aggregate amount of $45,421, we have never declared or paid cash dividends on our common stock. We currently expect to retain our funds and future earnings to support the operation, growth and development of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, except for those related to the corporate conversion. As a result, a return on your investment in the near future will occur only if our share price appreciates. Our share price may not appreciate in value after this offering or maintain the price at which you purchased our common stock pursuant to this offering, and in either case, you would not realize a return on investment or could lose all or part of your investment in our common stock.

Furthermore, any future determination to declare cash dividends will be made at the discretion of our board of directors and will be subject to compliance with applicable laws and covenants under any future credit facilities, which may restrict or limit our ability to pay dividends. For example, our current revolving line of credit restricts our ability to pay dividends or make any distributions or payments or redeem, retire or purchase any capital stock without the prior written consent of the lender, provided that we may pay dividends solely in common stock. Also, the form, frequency and amount of dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See “Dividend policy” for more information. We may not pay dividends as a result of any of the foregoing, and in these cases, you will need to rely on price appreciation of our common stock for a return on your investment.

Investors in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $8.61 in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $11.00 per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). In addition, purchasers who bought shares from us in this offering will have contributed 57.8% of the total consideration paid to us by our stockholders to purchase shares of our common stock, in exchange for acquiring approximately 21.4% of the outstanding shares of our capital stock as of December 31, 2015 after giving effect to this offering. The exercise of outstanding options and warrants and the issuance of additional securities by us will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

The price of our common stock may be volatile, and you could lose all or part of your investment.

Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions, some of which are beyond our control, and a variety of other factors, including any of the risk factors described in this prospectus. These broad market and industry factors may harm the market price of our common stock, regardless of our operating performance, and could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;
•	volatility in the market prices and trading volumes of medical device company stocks;
•	changes in operating performance and stock market valuations of other medical device companies generally, or those in our industry in particular;
•	sales of shares of our common stock by us or our stockholders;
•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	rumors and market speculation involving us or other companies in our industry;
•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•	developments or disputes concerning our intellectual property or other proprietary rights;
•	announced or completed acquisitions of businesses or technologies by us or our competitors;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	changes in accounting standards, policies, guidelines, interpretations or principles;
•	any significant change in our management; and
•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not to “emerging growth companies,” including, but not limited to:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Substantial future sales of our common stock in the public market, or the perception that these sales may occur, could cause the price of our common stock to decline, even if our business is doing well.

Sales of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline, even if our business is doing well. All common stock sold in this offering, other than shares acquired by our affiliates, will be freely transferable without restriction or additional registration under the Securities Act of 1933. All of the remaining common stock outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period pursuant to Rule 144 and Rule 701 under the Securities Act. See “Shares eligible for future sale” and “Underwriting” for a detailed description of the lock-up and Securities Act of 1933 restrictions. Any or all of our common stock may be released prior to expiration of the lock-up period at the discretion of the underwriter. To the extent this common stock is released before the expiration of the lock-up period and sold into the market, the market price of our common stock could decline.

Our executive officers, directors and principal stockholders may exert control over us and may exercise influence over matters subject to stockholder approval.

Our executive officers and directors, together with their respective affiliates, beneficially owned approximately 49.8% of our outstanding common stock as of March 1, 2016, and upon consummation of this offering, that same group will beneficially own approximately 38.3% of our outstanding common stock. Accordingly, these stockholders, if they act together, may exercise substantial influence over matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discourage a potential acquirer from attempting to obtain control over us, which in turn could have a material adverse effect on the market value of our common stock. For information regarding the ownership of our common stock by our executive officers and directors and their affiliates, please see the section entitled “Security ownership of certain beneficial owners and management.”

Our management will have broad discretion over the use and investment of the net proceeds received in this offering and might not apply the proceeds in ways that increase the value of your investment in our common stock.

Our management will have broad discretion over the use and investment of the net proceeds received from this offering, and you will be relying on, and may not agree with, the judgment of management regarding the application of these net proceeds. Management intends to use the net proceeds received from this offering as described in the section entitled “Use of Proceeds.” The failure by management to apply these funds effectively may result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Management may invest the net proceeds received from this offering in a manner that does not produce income or increase value, which could have a material adverse effect on our business and cause the price of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts cover us or our business, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our common stock would be materially and negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us or our business downgrade our common stock or publish inaccurate or unfavorable research about us or our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or our business, or fail to publish reports on us or our business regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

Public company requirements may strain our resources and divert management’s attention, which could adversely impact our ability to execute our strategy and harm operating results.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

While the members of our board of directors and our executive officers have substantial experience relevant to our business, they have limited experience with operations as a public company upon which you can base your prediction of our future success or failure in complying with public company requirements. Our management may fail to comply with public company requirements, or may fail to do so effectively and efficiently, each would materially and adversely harm our ability to execute our strategy, and consequently, our operating results.

Furthermore, as a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If these claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, brand and reputation and results of operations.

Our new public company status and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of the board of directors, particularly to serve on the audit committee and compensation committee, and qualified executive officers.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of Delaware law (where we are incorporated), our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;
•	requiring supermajority stockholder voting to effect any merger or sale of all or substantially all of our stock our assets;
•	eliminating the ability of stockholders to call and bring business before special meetings of stockholders;
•	prohibiting stockholder action by written consent;
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

•	dividing our board of directors into three classes so that only one third of our directors will be up for election in any given year; and
•	providing that our directors may be removed only by the affirmative vote of at least 75% of our then-outstanding common stock and only for cause.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions will apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders’ best interests and could also affect the price that some investors are willing to pay for our common stock. See the section titled “Description of Capital Stock.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage these lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the action in other jurisdictions, which could harm our business and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us or our business could be harmed, resulting in the decrease in value of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal controls. In addition, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2017 to be filed in 2018, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation, which process is time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company, which may be up to five full years following the date of this offering. Our compliance with Section 404 of the Sarbanes-Oxley Act will require us to incur substantial accounting expense and expend significant management efforts. If we are unable to comply with the requirements of Section 404 in a timely manner, or we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to implement our business plan successfully and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors when required under Section 404 of the Sarbanes-Oxley Act. Moreover, we may not implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and, when required, our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of our inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements or omissions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, we have identified such forward-looking statements with typical conditional words such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or other comparable terminology.

Important factors related to forward-looking statements may include, among others, assumptions regarding:

•	our ability to achieve and sustain profitability;
•	market acceptance of the SRT-100 product line;
•	our ability to successfully commercialize our products, including the SRT-100;
•	our ability to compete effectively in selling our products and services;
•	our ability to expand, manage and maintain our direct sales and marketing organizations;
•	our actual financial results may vary significantly from forecasts and from period to period;
•	our ability to successfully develop new products, improve or enhance existing products or acquire complementary products, technologies, services or businesses;
•	our ability to obtain and maintain intellectual property of sufficient scope to adequately protect our products, including the SRT-100, and our ability to avoid infringing or otherwise violating the intellectual property rights of third parties;
•	market risks regarding consolidation in the healthcare industry;
•	the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;
•	the level and availability of government and third party payor reimbursement for clinical procedures using our products;
•	our ability to effectively manage our anticipated growth;
•	the regulatory requirements applicable to us and our competitors;
•	our ability to manufacture our products to meet demand;
•	our reliance on third party manufacturers and sole- or single-source suppliers;
•	our ability to reduce the per unit manufacturing cost of the SRT-100;
•	our ability to efficiently manage our manufacturing processes;
•	the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
•	the fact that product quality issues or product defects may harm our business; and
•	any product liability claims.

Forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. We have based forward-looking statements largely on our current expectations and projections about future events. Forward-looking statements are subject to many uncertainties and other variable circumstances, including those discussed elsewhere in this prospectus under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” many of which are outside of our control, that could cause our actual results and experience to differ materially from any forward-looking statement. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments, except as required by law.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this offering of approximately $17.8 million (or $20.6 million if the underwriters exercise their option to purchase additional shares in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, create a public market for our common stock and to facilitate future access to the public equity markets. We currently expect to use the net proceeds of this offering primarily to fund the commercialization and continued development of the SRT-100 product line and other products as follows:

•	approximately $3.0 million for the expansion of our sales and marketing activities, including hiring new sales representatives and a director of marketing;
•	approximately $3.0 million for research and development for new products and improvements to existing products;
•	up to $2.7 million to pay a dividend owed to former holders of units with a preferred return prior to our corporate conversion, in each case who have not elected to convert such dividend into shares of our common stock at the initial public offering price within 30 days following the closing of this offering; and
•	the remainder for working capital and other general corporate purposes.

In addition, we may also use a portion of our net proceeds to acquire and invest in complementary products, technologies, services or businesses. The Company is exploring the possibility of reducing its reliance on third party manufacturers by bringing certain manufacturing, service and research and development functions in-house, which could include the acquisition of equipment and other fixed assets or the acquisition or lease of a manufacturing facility. However, we currently have no agreements or commitments to complete any such transactions nor are we involved in negotiations to do so.

Our expected use of net proceeds from this offering represents our current intentions based upon our plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors” in this prospectus. As a result, management will have broad discretion in its application of the net proceeds, and investors will be relying on our judgment in such application.

Pending use of the net proceeds from this offering, we may invest in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt. Except for a required tax distribution to our members in 2014 in the amount of $45,421, we have never declared nor paid any dividends or distributions to our securityholders and do not anticipate paying cash dividends to holders of our common stock in the foreseeable future. In addition, our secured credit facility restricts our ability to pay dividends. See “Risk Factors — We do not expect to pay any dividends on our common stock for the foreseeable future.” Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and covenants in our existing financing arrangements and any future financing arrangements.

We expect to pay up to approximately $2.7 million to our former holders of units with a preferred return within 60 days following the closing of this offering. See “Corporate Conversion” for additional information.

CORPORATE CONVERSION

Overview

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc. In order to consummate the corporate conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware. As part of the corporate conversion, all limited liability company interests of Sensus Healthcare, LLC, which are in the form of units, were converted, on a one-for-one basis, into an aggregate of 42,852 shares of our common stock as follows:

•	holders of our units without a preferred return received an aggregate of 30,101.99 shares of our common stock, par value $0.01 per share; and
•	holders of our units with a preferred return received an aggregate of 12,750.01 shares of our common stock, par value $0.01 per share and the right to receive payment of a dividend in cash or common stock, at the election of the holder thereof, upon a change in control in the amount of $209.74 per unit (see “Conversion of Cumulative Preferred Dividends into Common Stock” below); and
•	holders of options and warrants to purchase units of Sensus Healthcare, LLC received options and warrants to purchase an aggregate of 60 and 2,607 shares of our common stock with a weighted-average exercise price per share of $1,000 and $585, respectively, which we expect will remain outstanding following this offering except to the extent any such options or warrants are exercised prior to this offering.

Following our corporate conversion, Sensus Healthcare, Inc. continued to hold all property and assets of Sensus Healthcare, LLC and retained all of the debts and obligations of Sensus Healthcare, LLC. Sensus Healthcare, Inc. is governed by a certificate of incorporation, which was filed with the Secretary of State of the State of Delaware, and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the corporate conversion, the members of the board of managers of Sensus Healthcare, LLC became the members of Sensus Healthcare, Inc.’s board of directors and the officers of Sensus Healthcare, LLC became the officers of Sensus Healthcare, Inc.

Prior to the commencement of this offering, we expect to effect a forward stock split of 152.18-for-one. The number of shares of common stock that warrants or options will be exercisable to purchase, as well as the exercise prices, will be subject to further adjustment in connection with the foregoing stock split. Following the forward stock split, we expect that our existing stockholders will hold approximately 7.1 million shares of our common stock, on a fully diluted basis.

Except as otherwise noted herein, the financial statements included elsewhere in this prospectus give retroactive effect to our corporate conversion. We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our financial statements, except for the effects of income taxes.

Conversion of Cumulative Preferred Dividends into Common Stock

Pursuant to the Limited Liability Company Agreement of Sensus Healthcare, LLC, as amended (the “LLC Agreement”), holders of units with preferred returns were entitled to receive an 8% non-compounded preferred return. Following our corporate conversion, effective as of January 1, 2016 this preferred return ceased accumulating. Pursuant to the plan of conversion, in exchange for the termination of the preferred return, holders of units with a preferred return are entitled to a one-time payment of $209.74 per unit (“Dividend Payment”), or a total of $2,674,197 upon the closing of this initial public offering or if a Change in Control occurs prior to the closing of this offering. “Change in Control” means (i) the sale of all or substantially all of the assets of the company or of more than 51% of the capital stock of the company; or (ii) a merger, consolidation, recapitalization or reorganization of the company that results in the inability of the then-existing stockholders to designate or elect a majority of the members of the company’s board of directors (or equivalent governing body) of the resulting entity or its parent company. Each holder of units with a preferred return has been given a one-time right, which must be exercised within 30 days after the closing of this offering, to elect to convert all or a portion of their Dividend Payment into shares of our common stock at the same price of our common stock in this offering. We will mail an election form to each holder of units with a preferred return to allow them to elect whether to receive all or a portion of their Dividend Payment in shares of our common stock. If a holder does not make an election before the expiration of the 30-day period following the closing of this offering, then the holder will receive his or her Dividend Payment solely in cash. We plan to pay each Dividend Payment, whether in cash, common stock or a combination of cash and common stock, within 60 days following the closing of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2015:

•	on an actual basis;
•	on a pro forma basis to give effect to the accrual of the dividend payable to the former holders of units with a preferred return that was declared upon our conversion from a Delaware limited liability company to a Delaware corporation, effective January 1, 2016; and
•	on a pro forma as adjusted basis to additionally give effect to the 152.18-for-one forward stock split and issuance of shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share (the midpoint of our expected offering price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following information together with the information contained under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of December 31, 2015
	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$5,065,068	$5,065,068	$23,465,068
Total debt	422,702	422,702	422,702
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share (no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, none issued and outstanding, pro forma as adjusted)	—	—	—
Common stock, $0.01 par value per share (1,000,000 shares authorized, 42,852 shares issued and outstanding, actual; 1,000,000 shares authorized, 42,852 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 8,503,031 shares issued and outstanding, pro forma as adjusted)	428	428	85,030
Additional paid-in capital	13,366,985	13,366,985	31,103,756
Accumulated deficit	(7,445,809)	(10,120,006)	(10,120,006)
Total stockholders’ equity	5,921,604	3,247,407	21,068,780
Total capitalization	$6,344,306	$3,670,109	$21,491,482

The table set forth above is based on 8,503,031 shares of our common stock outstanding as of December 31, 2015. Pro forma common stock outstanding incudes (i) 1,818,182 shares of common stock to be issued in this offering; (ii) 163,632 shares of restricted common stock estimated to be issued to certain employees assuming our offering price is $11.00 per share (the midpoint of the range set forth on the cover of this prospectus).

The table does not reflect as of such date:

•	as of December 31, 2015, 9,131 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share; or
•	as of December 31, 2015, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share following the corporate conversion.

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding. As of December 31, 2015, our net tangible book value was $5,198,709, or $121.32 per share of common stock, which represents the amount of our total tangible assets less total liabilities, divided by 42,852, the number of shares outstanding at December 31, 2015.

After giving effect to the corporate conversion, pro forma net tangible book value as of December 31, 2015 would have been $5,198,709, or $0.80 per share based on the shares of common stock issued and outstanding after the corporate conversion. After giving effect to our sale of common stock in this offering at the initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $20,345,885, or $2.39 per share (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This represents an immediate and substantial dilution of $8.61 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$11.00
Net tangible book value per share before this offering	$0.80
Increase in net tangible book value per share attributable to this offering	$1.59
Pro forma as adjusted net tangible book value per share after giving effect to this offering		$2.39
Dilution per share to new investors in this offering		$8.61

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $1.7 million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.1 million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $23,105,885, or $2.63 per share, and the dilution to new investors participating in this offering would be $8.37 per share.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2015, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in millions)
Existing investors	6,684,849	78.6%	$14,601,500	42.2%	$2.18
New investors in this offering	1,818,182	21.4%	$20,000,000	57.8%	$11.00
Total	8,503,031	100%	$34,601,500	100%	$4.07

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to 76.1% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 23.9% of the total number of shares of common stock to be outstanding upon completion of the offering.

The discussion and tables above are based on 8,503,031 shares of our common stock outstanding as of December 31, 2015 and assume no exercise of stock options outstanding and the expected issuance of 163,632 shares of restricted stock under our equity incentive plans. The tables do not reflect as of such date:

•	as of December 31, 2015, 9,131 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.57 per share;
•	as of December 31, 2015, 396,733 shares issuable upon the exercise of warrants at a weighted-average exercise price of $3.84 per share following the corporate conversion;
•	86,368 additional shares reserved for future issuance under our 2016 Equity Incentive Plan; and
•	shares issuable upon the election of former holders of units with a preferred return, within 30 days of the closing of this offering to convert all or a portion of the cumulative preferred dividend into shares of common stock at the initial public offering price.

If, after giving effect to the corporate conversion, all of our outstanding options and warrants were exercised, our pro forma as adjusted net tangible book value as of December 31, 2015 would have been $0.98 per share and our pro forma as adjusted net tangible book value after giving effect to this offering would have been $2.46 per share, causing dilution to new investors purchasing shares in this offering of $8.54 per share. Shares purchased by new investors would then represent 55.3% of the shares purchased from us for 20.4% of the total consideration.

To the extent that options are exercised or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but are not limited to, those identified below and those described under the heading “Risk Factors” appearing elsewhere in this prospectus.

Overview

Sensus Healthcare, LLC, a Delaware limited liability company, was formed on May 7, 2010, to design, manufacture and market proprietary medical devices specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. In June 2010, Sensus Healthcare, LLC, a Florida limited liability company (“Sensus (FL)”) acquired all the assets associated with our primary product, the SRT-100, from Topex, Inc. for $1.3 million. Following this acquisition, we relaunched the SRT-100 under the Sensus Healthcare brand. In December 2011, we merged with Sensus (FL), with the Delaware limited liability company surviving the merger for the purpose of changing our domicile from Florida to Delaware.

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and we changed our name to Sensus Healthcare, Inc. As a result of the corporate conversion, all holders of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively.

The SRT-100 is a photon x-ray low energy superficial radiotherapy system that provides patients an alternative to surgery for treating non-melanoma skin cancers, including basal cell and squamous cell skin cancers and other skin conditions such as keloids. The SRT-100 is especially effective in treating primary lesions that would otherwise be difficult or require extensive surgery involving sensitive areas of the head and neck regions, such as the fold in the nose, eyelids, lips, corner of the mouth, and the lining of the ear, that would otherwise lead to a less than desirable cosmetic outcome. Superficial radiation therapy treatment procedures do not require the use of anesthetics and eliminates the need for skin grafting. The SRT-100 provides healthcare providers and patients with a safe, virtually painless, and substantially non-scarring treatment option for non-melanoma skin cancer and other skin conditions, such as keloids. It allows dermatologists to retain non-melanoma skin cancer patients, rather than referring them to specialists, while offering radiation oncologists an alternative to costly linear accelerator–based treatments with a process that is less invasive, more time-efficient, and improves practice economics. Our revenue is primarily derived from sales of our SRT-100 product line.

Corporate conversion

The purpose of the corporate conversion was to reorganize our corporate structure so that we are a corporation rather than a limited liability company and so that our existing investors own our common stock rather than equity interests in a limited liability company. For further information regarding the corporate conversion, see “Corporate Conversion.” References elsewhere in this prospectus to our capitalization and other matters pertaining to our equity and shares prior to the corporate conversion relate to the capitalization and equity and shares of Sensus Healthcare, LLC, and after the corporate conversion, to Sensus Healthcare, Inc.

The financial statements included elsewhere in this prospectus give retroactive effect to the corporate conversion. Effective January 1, 2016, we will be subject to corporate income taxes.

Components of our results of operations

We manage our business globally within one reportable segment, which is consistent with how our management reviews our business, prioritizes investment and resource allocation decisions and assesses operating performance.

Revenue

Our sales primarily relate to sales of our devices. We recognize product revenue upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured. We do not provide a right of return related to product sales. Revenues for service contracts are recognized over the service contract period on a straight-line basis. Revenue for rentals of equipment is recognized over the lease term on a straight-line basis.

We sell products and services under multiple-element arrangements with separate units of accounting; in these situations, total consideration is allocated to the identified units of accounting based on their relative selling prices and revenue is then recognized for each unit based on its specific characteristics. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. The principal deliverables in our multiple deliverable arrangements that qualify as separate units of accounting consist of (i) sales of medical devices and accessories and (ii) service contracts. Performance obligations, including installation and customer training, are considered inconsequential and are combined with the product as one unit of accounting. We operate in a highly regulatory environment and are continually entering into new markets in which state or foreign approval is sometimes required prior to the customer being able to use the product. In these cases, where regulatory approval is pending, revenue is deferred until such time regulatory approval is obtained and customer acceptance becomes certain.

Deferred revenue consists of payments from customers for separately priced service contracts, deposits on products and sales pending regulatory approval.

We provide warranties, generally one year, in conjunction with the sale of our product. These warranties are short term in nature and entitle the customer to repair, replacement, or modification of a defective product subject to the terms of the respective warranty. We record an estimate of future warranty claims at the time we recognize revenue from the sale of the product based upon management’s estimate of the future claims rate.

We expect revenue to increase in the future as we expand our sales, marketing and distribution capabilities to support growth in the U.S. and internationally as the SRT-100 becomes more widely adopted and new products are introduced. Revenue for the fiscal year 2015 significantly increased from 2014 levels due to the resolution of the CMS reimbursement uncertainty discussed below in “Significant trends and uncertainties impacting our business.”

Cost of sales

Since July 2010, we have used a third party manufacturer for the production and manufacture of our main products, the SRT-100 product line, in accordance with our product specifications. Cost of sales consist primarily of manufacturing, procurement and shipping, overhead costs, direct material costs, direct labor, depreciation and amortization. A significant portion of our cost of sales consists of costs paid to our third party manufacturer.

Gross profit

We calculate gross profit as net revenue less cost of sales. Our gross profit has been and will continue to be affected by a variety of factors, including production volumes, manufacturing costs, product reliability and the implementation over time of cost-reduction strategies. Our gross profit will likely continue to fluctuate from quarter to quarter.

Selling and marketing

We focus on two primary markets, private dermatology practices and radiation oncologists in both private and hospital settings. We currently employ a multi-tier sales strategy in an attempt to optimize geographic coverage and focus on what we perceive to be our key markets. This multi-tier sales model uses a direct sales force (currently nine people), international dealers and distributors, and, to a lesser degree, regional independent sales representatives compensated on a commission-only basis.

General and administrative

General and administrative expense, or G&A, consists primarily of salaries, employee benefits, bonuses, and related costs for personnel who support our general operations such as executive management, information technology, finance, accounting and human resource functions, as well as legal and other professional fees. We expect the amount of G&A expenses to continue to increase for the foreseeable future as we employ additional personnel and incur additional legal, accounting, insurance and other professional service fees associated with being a public company. We expect G&A expenses to continue to decrease as a percentage of net revenue if we are successful in growing the sales of our products.

Research and development

We expect the amount of our research and development, or R&D, expense to increase as we continue to innovate and introduce new products and technologies. However, we anticipate that our R&D costs will decrease as a percentage of net revenues over time if we are successful growing the sales of our products.

Other income (expense)

Other income (expense) primarily consists of interest payments made pursuant to our secured credit facility entered into on in March 2013 with Silicon Valley Bank, as amended in March 2015. Our interest expense will fluctuate in future periods to the extent we incur additional, or pay down, indebtedness.

Income taxes

Until December 31, 2015, the Company was a limited liability corporation (LLC) that had elected to be taxed as a pass-through entity and accordingly, we did not recognize a federal or state income tax provision for the years ended December 31, 2013, 2014 and 2015. Beginning in 2016, as a result of the conversion from an LLC to a Delaware corporation, income tax (benefit) expense will consist of income taxes in jurisdictions in which we conduct business. We will be taxed at the rates applicable within each jurisdiction in which we operate or generate revenue. The composite income tax rate, tax provisions, deferred tax assets and deferred tax liabilities will vary according to the jurisdiction in which profits arise. Tax laws are complex and subject to different interpretations by management and the respective governmental taxing authorities, and require us to exercise judgment in determining our income tax provision, our deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. A valuation allowance is established when it is more likely than not that the future realization of all or some of the deferred tax assets will not be achieved.

Significant trends and uncertainties impacting our business

Many third-party payors follow coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the U.S. Medicare program, in setting their coverage and reimbursement policies. Beginning in 2013, the AMA CPT® Editorial Panel, or the AMA, commenced a review of the reportable codes during an episode of superficial radiation therapy, including a recommendation to eliminate several reportable codes used for superficial radiation therapy. During this review, future reimbursement levels became uncertain. This uncertainty significantly impacted sales of our products in 2014 as many of our customers delayed purchasing decisions until the reimbursement review was completed. At the conclusion of the review at the end of 2014, and effective January 1, 2015, the total reimbursement for an episode of care remained similar to the reimbursement prior to the review; however, we believe that the uncertainty during 2014 regarding the final rates for 2015 had a significant negative impact on our 2014 sales. While a number of codes used for superficial radiation therapy were no longer reportable in 2015, the AMA indicated alternative codes could be reported for a common episode of care, therefore compensating for the impact of the eliminated codes. As the uncertainty of the reimbursement has subsided, our sales in 2015 returned to 2013 levels. In 2015, CMS reviewed the value of the superficial radiation therapy treatment delivery code value for 2016 and made a slight increase.

Results of operations

	For the Years Ended December 31,
	2013	2014	2015
Revenues	$10,478,920	$5,810,205	$10,273,094
Cost of Sales	3,600,348	2,054,798	3,698,687
Gross Profit	6,878,572	3,755,407	6,574,407
Operating Expenses
Selling and marketing	3,965,276	4,208,241	3,742,535
General and administrative	1,453,344	1,650,651	1,586,401
Research and development	1,333,111	1,576,775	1,466,728
Total Operating Expenses	6,751,731	7,435,667	6,795,664
Income (Loss) From Operations	126,841	(3,680,260)	(221,257)
Other Income (Expense)
Interest expense	(20,467)	(20,030)	(17,786)
Interest income	1,253	820	1,776
Total Other Income (Expense)	(19,214)	(19,210)	(16,010)
Net Income (Loss)	$107,627	$(3,699,470)	$(237,267)
Preferential distribution	(513,332)	(537,693)	(513,332)
Net Loss Attributable to Common Stockholders	$(405,705)	$(4,237,163)	$(750,599)
Net Loss Attributable to Common Stockholders per share – basic and diluted	$(10.02)	$(103.76)	$(18.37)
Weighted average number of shares used in computing net loss per share – basic and diluted	40,482	40,835	40,857

Year ended December 31, 2015 compared to the year ended December 31, 2014

Total revenue.  Total revenue was $10,273,094 for the year ended December 31, 2015 compared to $5,810,205 for the year ended December 31, 2014, an increase of $4,462,889 or 76.8%. The growth in revenue was primarily attributable to significantly more systems sold during 2015 as we have substantially overcome the uncertainty regarding customer reimbursement for use of our products that had negatively impacted sales in 2014. Average selling price did not change significantly compared to 2014.

Total cost of sales.  Cost of sales was $3,698,687 for the year ended December 31, 2015 compared to $2,054,798 for the year ended December 31, 2014, an increase of $1,643,889 or 80.0% due to the higher sales in 2015 compared to 2014.

Gross profit.  Gross profit was $6,574,407 for the year ended December 31, 2015 compared to $3,755,407 for the year ended December 31, 2014, an increase of $2,819,000, or 75.1%, for the reasons discussed above. Our gross profit percentage was 64.0% in 2015 compared to 64.6% in 2014.

Selling and marketing.  Selling and marketing expense was $3,742,535 for the year ended December 31, 2015 compared to $4,208,241 for the year ended December 31, 2014, a decrease of $465,706 or 11.1%. The net decrease was mainly due to lower spending on trade shows ($180,000), marketing consultants ($150,000) and reduction in sales payroll ($130,000). We expect that selling and marketing expense will increase in the future as we hire more sales personnel and increase marketing activities.

General and administrative.  General and administrative expense was $1,586,401 for the year ended December 31, 2015 compared to $1,650,651 for the year ended December 31, 2014, a decrease of $64,250 or 3.9%. The net decrease was due primarily to lower legal expenses ($141,000) and bad debt expense ($182,000), offset by an increase in payroll of ($114,000), travel expense ($59,000), training and education expense ($24,000), information technology expenses ($25,000) and other professional fees of ($49,000).

Research and development.  Research and development expense was $1,466,728 for the year ended December 31, 2015 compared to $1,576,775 for the year ended December 31, 2014, a decrease of $110,047, or 7.0%. The net decrease in research and development spending was attributable to lower expenses in 2015 related to the enhanced SRT-100 Vision product as well as foreign registrations of the SRT-100 ($195,000), offset by an increase in payroll expense of $97,000. We expect that research and development costs will increase in the future as we invest in improvements to existing products as well as development of new products.

Other income (expense).  We incur interest expense in connection with our secured credit facility with Silicon Valley Bank.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Total revenue.  Total revenue was $5,810,205 for the year ended December 31, 2014 compared to $10,478,920 for the year ended December 31, 2013, a decrease of $4,668,715 or 44.6%. The decrease in revenue was primarily due to significantly fewer systems sold in 2014 due to uncertainty regarding reimbursement to our customers for the use of our products. Average selling price in 2014 did not change significantly compared to 2013.

Total cost of sales.  Cost of sales was $2,054,798 for the year ended December 31, 2014 compared to $3,600,348 for the year ended December 31, 2013, a decrease of $1,545,550 or 42.9% due to the lower sales in 2014 compared to 2013.

Gross profit.  Gross profit was $3,755,407 for the year ended December 31, 2014 compared to $6,878,572 for the year ended December 31, 2013, a decrease of $3,123,165, or 45.4%, for the reasons discussed above. Our gross profit percentage was 64.6% in 2014 compared to 65.6% in 2013.

Selling and marketing.  Selling and marketing expense was $4,208,241 for the year ended December 31, 2014 compared to $3,965,276 for the year ended December 31, 2013, an increase of $242,965 or 6.1%. The net increase was mainly due to higher spending on trade shows ($448,000) and marketing consultants ($256,000), offset by lower payroll ($416,000) due to headcount reductions during 2014 and lower travel ($51,000).

General and administrative.  General and administrative expense was $1,650,651 for the year ended December 31, 2014 compared to $1,453,344 for the year ended December 31, 2013, an increase of $197,307 or 13.6%. The net increase was due primarily to higher legal expenses ($251,000) and bad debt expense ($128,000), offset by lower payroll ($146,000).

Research and development.  Research and development expense was $1,576,775 for the year ended December 31, 2014 compared to $1,333,111 for the year ended December 31, 2013, an increase of $243,664, or 18.3%. The increase was mostly research and development ($116,000) attributable to the enhanced SRT-100 Vision product and foreign registrations ($126,000).

Other income (expense).  We incur interest expense in connection with our secured credit facility with Silicon Valley Bank.

Seasonality

We do not believe our business to be seasonal in nature.

Liquidity and capital resources

Overview

As of December 31, 2015, we had cash and cash equivalents of $5,065,068 and an accumulated deficit of $(7,445,809) compared to cash and cash equivalents of $4,538,713 and an accumulated deficit of $(7,208,542) as of December 31, 2014.

Our liquidity position and capital requirements may be impacted by a number of factors, including the following:

•	our ability to generate and increase revenue;
•	fluctuations in gross margins, operating expenses and net loss; and
•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	expansion of our sales, marketing and distribution activities;
•	expansion of our research and development activities;
•	investment in a manufacturing facility; and
•	payment of accumulated dividends to stockholders.

We regularly evaluate our cash requirements for current operations, commitments, capital requirements and business development transactions, and we may elect to raise additional funds for these purposes in the future.

We may need to raise additional funds to finance future cash needs through public or private equity offerings, debt financings, receivables or royalty financings or corporate collaboration and licensing arrangements. The covenants under our credit facilities limit our ability to obtain additional debt financing. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies.

If we raise additional funds by issuing equity securities or convertible debt, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our products, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Cash flows

The following table provides a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Net cash provided by (used in):
Operating activities	$(128,693)	$(1,867,682)	$(1,339,343)
Investing activities	(251,004)	(123,959)	(196,190)
Financing activities	3,245,854	(45,421)	2,061,888
Total	$2,866,157	$(2,037,062)	$526,355

Cash flows from operating activities

Net cash used in operating activities for 2015 was $1,339,343, consisting of a net loss of $237,267 and an increase in net operating assets of $1,432,418, offset by non-cash charges of $330,342. The increase in net operating assets was primarily due to the increase in sales resulting in an increase in accounts receivable as well as increase in inventory, prepaid expense and deposits and a decrease in deferred revenue, offset by an increase in accounts payable and accrued expenses. Non-cash charges consisted primarily of depreciation and amortization.

Net cash used in operating activities for 2014 was $1,867,682, consisting of a net loss of $3,699,470, offset by a decrease in net operating assets of $1,335,992 and non-cash charges of $475,796. The decrease in net operating assets was primarily due to cash collections and lower sales in 2014 resulting in a decrease in accounts receivable as well as an increase in deferred revenue, offset by an increase in inventories and decrease in accounts payable and accrued expenses. Non-cash charges consisted primarily of depreciation and amortization and provision for bad debts.

Net cash used in operating activities for 2013 was $128,693, consisting primarily of net income of $107,627 and non-cash charges of $444,429 offset by an increase in net operating assets of $680,749. The increase in net operating assets was primarily due to the increase in sales resulting in increases in accounts receivable as well as increase in inventory, offset by increases in accounts payable and accrued expenses and deferred revenue. Non-cash charges consisted primarily of depreciation and amortization, product warranties and provision for bad debts.

Cash flows from investing activities

Net cash used in investing activities was $196,190, $123,959 and $251,004 during the years ended December 31, 2015, 2014 and 2013, respectively, with the expenditures in all years for acquisition of property and equipment.

Cash flows from financing activities

Net cash provided by financing activities was $2,061,888 during the year ended December 31, 2015, primarily attributable to an increase of $2,014,186 from common stock issuance, net of offering costs.

Net cash used in financing activities was $45,421 during the year ended December 31, 2014 from distributions to shareholders.

Net cash used in financing activities was $3,245,854 during the year ended 2013, from common stock issuance, net of offering costs.

Indebtedness

Silicon Valley Bank Secured Credit Facility

On March 12, 2013, we entered into a 2-year $3 million revolving credit facility. The credit facility was amended and extended effective March 12, 2015. The maximum borrowing was reduced to $1,500,000 and is limited by our borrowing base of 80% of eligible accounts receivable. Interest, at Prime plus 1.75% (5.25% at December 31, 2015) is payable monthly with outstanding principal and interest due on May 12, 2017, the maturity date. The facility is secured by all of our assets and limits the amount of additional indebtedness, restricts the sale, disposition or transfer of our assets and requires the maintenance of a certain monthly adjusted quick ratio restrictive covenant and minimum quarterly EBITDA restrictive covenant, as defined in the agreement. Pursuant to the terms of this credit facility, we may not incur additional indebtedness except for certain permitted indebtedness, which includes, among other things, debt that is subordinate to our revolving credit facility debt, corporate credit card debt (up to $50,000), unsecured trade debt incurred in the ordinary course of business, and debt incurred due to endorsement of negotiable instruments incurred in the ordinary course of business. At December 31, 2014, October 31, 2015 and November 30, 2015, we were not in compliance with the financial covenants and received waivers from our lender. We were in compliance with all covenants as of December 31, 2015. Approximately $375,000 and $423,000 was outstanding under the revolving credit facility at December 31, 2014 and 2015. We pay commitment fees of 0.25% per annum on the average unused portion of the facility.

Off-balance sheet arrangements

We do not have during the period presented, and do not currently have, any off-balance sheet arrangements.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S., or GAAP. We have identified the accounting policies below as critical to understanding our financial condition and results of our operations. For a detailed discussion on the application of these and other accounting policies, see the notes to our financial statements.

Revenue recognition

Our revenue is primarily derived from sales of our devices, including the SRT-100. We recognize product revenue upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured. We generally do not provide a right of return related to product sales. We consider the service contracts as a separate deliverable and as a separate unit of accounting in our product offering. Revenue for service contracts is recognized over the service contract period on a straight-line basis. Revenue for rentals of equipment is recognized over the lease term on a straight-line basis.

Accounts receivable and allowance for doubtful accounts

We do business and extend credit based on an evaluation of our customers’ financial condition, generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. We monitor exposure to credit losses and maintain allowances for anticipated losses considered necessary under the circumstances. To date, we have not experienced significant credit-related losses.

Inventories

Inventories consist of finished product and components and are stated at the lower of cost, determined using the first-in first-out method, or market. Cost includes labor and overhead incurred to prepare the product for sale.

Intangible assets and long-lived assets

Intangible assets are comprised of our patent rights and are amortized over the patents’ estimated useful life of 13 years.

We evaluate our long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows in accordance with accounting guidance. If circumstances suggest the recorded amounts cannot be recovered, based upon estimated future undiscounted cash flows, we reduce the carrying values of such assets to fair value.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, reduced disclosure obligations relating to the presentation of financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. We have availed ourselves of the reduced reporting obligations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, an emerging growth company can delay its adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we plan to comply with any new or revised accounting standards on the relevant dates on which non-emerging growth companies must adopt such standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recently issued accounting pronouncements

See Note 1 to our audited financial statements included elsewhere in this prospectus for a description of recently issued accounting pronouncements.

BUSINESS

Overview

We are a medical device company, headquartered in Boca Raton, Florida, specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. Superficial radiation therapy is based on a technology with decades of successful clinical use treating various benign and malignant skin conditions. Prior to the introduction of Mohs surgery and linear accelerators in the late 1960s and early 1970s, the predecessor of superficial radiation therapy, orthovoltage, was the standard of care in treating several skin conditions, including skin cancer. When Mohs surgery was developed and linear accelerators, or LINACS, were introduced to treat cancer, the manufacturers of the orthovoltage devices abandoned manufacturing these products believing that Mohs surgery and linear accelerators would ultimately become the standard of care in treating skin cancer. We believe that orthovoltage device manufacturers may have perceived these newer procedures and technology as being superior to orthovoltage for a number of reasons, including (i) the fact that Mohs surgery did not require significant capital investment, other than specialized medical training, (ii) that higher-powered LINACS offered the ability to treat a wider variety of conditions because of its deeper x-ray penetration, and (iii) the perceived impracticalities of orthovoltage machines due to their large size. As a result, the orthovoltage technology became largely dormant.

Recently, healthcare providers have recently been recognizing the benefits of superficial radiation therapy and there has been a resurgence of this technology. Based on an independent retrospective analysis (with 95% confidence intervals) published in the Journal of the American Academy of Dermatology in 2012, recurrence rates for all tumors at two and five years were 1.9% and 5.0%, respectively, for cases of cutaneous basal cell carcinoma and squamous cell carcinoma treated using our superficial radiation therapy products, matching the non-recurrence rates for Mohs surgery. We believe this peer-reviewed study illustrates the effectiveness of superficial radiation therapy in the treatment of non-melanoma skin cancer. Superficial radiation therapy is also an effective treatment modality for keloids, which are firm, rubbery lesions or shiny, fibrous nodules, that can vary from pink to the color of the patient’s flesh or red to dark brown in color, in conjunction with surgical removal. One recent study has indicated that surgical excision combined with platelet rich plasma and post-operative in-office superficial radiation therapy can achieve a non-recurrence rate of 100% at the fourth and eleventh month follow-up. No other treatment modality known to us leads to a greater non-recurrence rate.

We believe that modern superficial radiation therapy technology has improved over its orthovoltage predecessor. With modern technology, such as that found in the SRT-100, an equipment system manufactured by us, there is very low radiation scatter, which is significantly below the threshold defined by the American Association of Physicists in Medicine and the Conference of Radiation Control Program Directors, Inc. Our products preserve healthy tissue while attacking only the cancer cells because the SRT-100, unlike LINACS, uses low energy photon x-rays, which are only capable of penetrating skin up to approximately five millimeters. Moreover, our superficial radiation therapy products incorporate new digital and diagnostic systems that represent significant technological advancements over the orthovoltage predecessors. Further, while orthovoltage devices were very large (requiring a dedicated room), the SRT-100 is a mobile unit with a 30" x 30" footprint. Additionally, with a shift in the demographics of skin cancer patients due to an aging population, we believe superficial radiation therapy offers certain benefits that may not have been relevant decades ago when skin cancer patients were generally younger. For example, patients with certain health conditions or who have been proscribed certain medications may not be good candidates for surgical procedures, such as Mohs surgery, due to the additional health risks these procedures present.

Although Mohs surgery, a procedure involving the progressive removal of microscopic layers of cancer-containing skin until all cancer cells are removed, is one of the leading methods to treat non-melanoma skin cancer, there are significant downsides to this procedure. For example, patients often experience some degree of pain following the procedure. In addition to the inconvenience and pain involved with undergoing Mohs surgery, there are several other potential unpleasant aspects that may affect the surgical area, such as temporary or permanent numbness, temporary or permanent weakness, itching, enlarged scarring, and other post-surgical complications.

We believe that our products provide patients with a safe and virtually pain-free alternative to surgery for treating non-melanoma skin cancers, including basal cell and squamous cell carcinoma, and other skin conditions, including keloids. Our products also allow dermatologists to retain non-melanoma skin cancer patients, rather than referring them to other specialists, while offering radiation oncologists an alternative to costly linear accelerator-based treatments with a process that is less invasive, more time-efficient, and which improves practice economics. Although superficial radiation therapy treatments typically take less than one minute, this treatment frequently requires multiple visits. Often, patients undergoing superficial radiation therapy treatment will need three to four treatments per week for up to four consecutive weeks to achieve the desired results. Additionally, superficial radiation therapy is typically limited to the treatment of surface-based skin cancers. Due to the limited penetrating ability of the radiation used, superficial radiation therapy typically is ineffective in treated skin cancer in advanced stages.

The SRT-100 system is designed for effectiveness and ease of use. The current features include specific x-ray and automatic filtering technique factors for accurate skin cancer treatment, visual verification of the treated area, a compact design for device mobility, connectivity to digital systems, reduced space requirements, and integrated safety controls for both the patient and the clinician.

We own two patents in the U.S. (U.S. Patent Nos. 7,372,940 and 7,263,170) related to the SRT-100 system and a third patent application pending in the U.S., China and Russia. We have received 510(k) marketing clearance from the FDA, European CE marking certification, CFDA (the Chinese equivalent of the FDA), and Health Canada approval. We also received regulatory clearance for Russia in the fourth quarter of 2015. These governmental clearances and approvals are required to market and sell medical devices to customers located in the countries or areas covered by these agencies. We are currently marketing our SRT-100 in both the U.S. and abroad to private dermatology practices and private and hospital-based radiation oncology practices. We have been active in bringing this system to the global marketplace since the fourth quarter of 2010 and have begun establishing a distribution network to sell the SRT-100 to healthcare providers in the U.S. and internationally.

Sensus Healthcare, LLC, a Delaware limited liability company, was formed on May 7, 2010, to design, manufacture and market proprietary medical devices specializing in the treatment of non-melanoma skin cancers and other skin conditions, such as keloids, with superficial radiation therapy. In June 2010, Sensus Healthcare, LLC, a Florida limited liability company (“Sensus (FL)”) acquired all the assets associated with our primary product, the SRT-100, from Topex, Inc. for $1.3 million. Following this acquisition, we relaunched the SRT-100 under the Sensus Healthcare brand. In December 2011, to change our domicile from Florida to Delaware, we merged with Sensus (FL), with the Delaware limited liability company surviving the merger. Effective as of January 1, 2016, we converted to a Delaware corporation.

Industry overview

Non-melanoma skin cancer

Our products have received FDA-clearance to treat:

•	Basal Cell Carcinoma;
•	Squamous Cell Carcinoma;
•	Kaposi’s Sarcoma;
•	Metatyptic Carcinoma;
•	Cutaneous Appendage Carcinoma; and
•	Other primary malignant epithelial neoplasms of the skin.

Based on estimates by the U.S. Surgeon General and analysis by the Agency for Healthcare Research and Quality, of the approximately five million U.S. adults treated for skin cancer on average each year, approximately 4.3 million (or 86%) are treated for non-melanoma skin cancer (basal and squamous cell carcinoma and other rare skin cancers).

Skin cancer is a growing epidemic. We believe that increased exposure to the sun without skin protection, a decreasing natural ozone layer, and the increase in the aging population demographic are chief causes of this increase. Over the last three decades, the number of people experiencing skin cancer has grown at a higher rate than that of all other cancers combined. According to the Skin Cancer Foundation, one in five Americans is at risk for developing some form of skin cancer during their lifetime. MD Anderson has said that half of all Americans will have skin cancer at least once by the time they are 65. The U.S. Surgeon General has reported that approximately five million new skin cancer cases are diagnosed annually in the U.S., with an estimated annual treatment cost of over $8 billion, and that these numbers are projected to dramatically increase in the future.

Other skin conditions, including keloids

Our products have received FDA-clearance to treat keloids. Keloids are disfiguring, often benign, tumors, which are more common in people with skin of color. For such affected groups, typical prevalence rates can be as high as 6% to 16%. Keloids commonly form on skin areas where previous trauma has been experienced. Most frequently, keloids form after knee and hip replacement, cesarean-section procedures, bypass surgery and piercings. A large keloid formed near a joint may interfere with joint function. We estimate that the incidence rates of keloids to be three to four times greater than non-melanoma skin cancer, and expect this market will continue to grow as the population increases.

In addition to keloids, we are exploring the use of superficial radiation therapy for other indications, including psoriasis, eczema, and systemic scleroderma.

Existing alternatives to our products

Mohs surgery

Mohs surgery, which began replacing orthovoltage technology in the 1970s, is currently the standard of care for the most difficult to treat types of skin cancer. This procedure involves the progressive removal of microscopic layers of cancer-containing skin until all cancer cells are removed. The goal is to remove the skin cancer while minimizing the damage to surrounding healthy tissue. Mohs surgery is usually done on an outpatient basis using a local anesthetic.

While Mohs surgery is generally recognized as an improvement to traditional surgery, which involves removing the visible cancer and a small margin of surrounding healthy tissue all at once, patients often experience some degree of pain following the procedure. In addition to the inconvenience and pain involved with undergoing Mohs surgery, there are several other potential unpleasant aspects, such as disfigurement, co-morbid complications, lifestyle disruption, and post-surgical complications. According to the American Society of Plastic Surgeons, 87% of facial plastic surgeons surveyed see patients for reconstructive work related to skin cancer. In 2014, the nose (68%) was the most common site on the face for skin cancer facial reconstruction followed by cheeks (16%), ears (6%) and forehead (4%).

It can take several weeks or even several months for patients to recover from Mohs surgery. The extent of any residual scarring varies with each patient, but there is often a facial disfiguring scar and permanent nerve-numbness in and around the site of the surgery, which can have long-term impact on the patient’s quality of life. As many patients discover, usually only after electing to have Mohs surgery, the extent and size of the remaining scar is often much larger than what they were led to believe.

Other treatment options for non-melanoma skin cancer

In addition to Mohs surgery, other treatment options for non-melanoma skin cancer include surgical excision, high dose rate brachytherapy, linear accelerators, topical creams and photodynamic therapy. These alternatives have non-recurrence rates that range from approximately 65% to 95%, below the non-recurrence rates for Mohs surgery and superficial radiation therapy, which range from approximately 95% to 98%. In addition to the generally lower non-recurrence rates among all of these alternatives, we believe there are other considerations that may make them less appealing. For example, surgical excision is an expensive, invasive and painful procedure that often yields poor cosmetic results and has a non-recurrence rate of only approximately 80%. Linear accelerator treatments use more powerful radiation that can potentially cause collateral damage to healthy tissue. Only high dose rate brachytherapy has a comparable cure rate to Mohs surgery and superficial radiation therapy, at approximately 95% to 98%, but, based on our experience, this procedure is limited to treating small lesions. Brachytherapy generally involves the permanent or temporary placement of a radioactive source in close proximity to a cancerous tumor, which is intended to treat the condition with radiation. The effective dose received by a patient treated with bracytherapy is generally higher than a patient treated with superficial radiation therapy. In addition, due to the use of radioactive sources in brachytherapy equipment, only radiation oncologists may provide this type of treatment, limiting the potential market for these devices.

Alternative treatment options for keloids

The current treatment options for keloids include antihistamines, corticosteroid injections, surgical excision, pressure therapy and silicone occlusive dressings. Many of these options will only reduce the size of the keloid or treat the symptoms (itching, pain, and general discomfort), but will not permanently cure the condition. Recurrence is common following these procedures.

The superficial radiation therapy alternative

Non-melanoma skin cancer

We believe our products provide a compelling alternative to existing treatment methods for non-melanoma skin cancer. Aware of the complexities, costs (direct and indirect), inferior cosmetic outcomes and post-procedural complications associated with Mohs surgery, more dermatology and radiation oncology clinical centers around the world are recognizing the benefits and advantages of superficial radiation therapy for patients, physicians, and healthcare systems. Specifically, the precise and targeted treatment that can be accomplished through superficial radiation therapy offers a compelling alternative treatment option for treating lesions, particularly those located in these sensitive regions of the body. Given that over 80% of skin cancers occur on the head and neck regions of the body, we believe our products compare favorably against traditional invasive surgical procedures, such as Mohs surgery.

Superficial radiation treatments usually take less than a minute, as opposed to up to three hours for Mohs surgery. The number of treatments received by patients electing to receive treatment will depend on the particular patient, the physician, the clinical evaluation and the location of the skin condition.

Based on a retrospective analysis published in the Journal of the American Academy of Dermatology in 2012, recurrence rates for all tumors at two and five years were 1.9% and 5.0%, respectively, for cases of cutaneous basal cell carcinoma and squamous cell carcinoma treated with superficial radiation therapy, matching non-recurrence rates for Mohs surgery. We believe this study illustrates the effectiveness of superficial radiation therapy in the treatment of non-melanoma skin cancer.

As the world grows older and lives longer, other health conditions have become a factor in determining a course of treatment. For example, diabetes and heart conditions can add to the risk of complications with surgical procedures. Moreover, skin cancers that are located on certain areas of the body, such as the shin and head regions, can make surgical procedures less desirable because skin areas that are located in close proximity to bone may not heal as quickly or effectively. Consequently, superficial radiation therapy may offer a better alternative. Finally, we believe there is a growing population that would prefer to avoid surgery, especially when it is to be performed on the head or neck areas, for cosmetic and other reasons. Studies have indicated that the SRT-100 is effective in treating primary lesions that would otherwise be difficult to treat or require extensive surgery involving sensitive areas of the head and neck regions, such as the fold in the nose, eyelids, lips, corner of the mouth, and the lining of the ear, and would lead to a less than desirable cosmetic outcome. Because superficial radiation therapy penetrates the skin only a few millimeters, our treatment procedures do not require the use of anesthetics and eliminates the need for skin grafting.

We believe superficial radiation therapy is one of the most viable and effective treatment modalities for non-melanoma skin cancer. The superior cosmetic outcomes and high non-recurrence rates of superficial radiation therapy (in excess of 95% based on certain studies) are significant factors which make superficial radiation therapy a preferable treatment modality. In addition, temporary side effects of superficial radiation therapy are generally minor, which may include skin redness and blistering similar to mild sunburn. However, the affected areas are usually small due to the typically small treatment area and side effects typically clear up when treatment stops. Superficial radiation therapy has a decades-long successful track record treating skin cancer, and delivers high quality clinical outcomes, reduced cost of treatment and excellent patient satisfaction.

Keloids

Superficial radiation therapy is an effective treatment modality for keloids, in conjunction with surgical removal. One recent study indicated that surgical excision combined with platelet rich plasma and post-operative in-office superficial radiation therapy can achieve a non-recurrence rate of 100% at the fourth to eleventh month follow-up. No other treatment modality known to us leads to a greater non-recurrence rate. In fact, some studies have shown that existing treatment options commonly see recurrence at rates between 50% and 90%, depending on the treatment.

Other applications of superficial radiation therapy

In addition to the treatment of non-melanoma skin cancer and keloids, we believe superficial radiation therapy can be beneficial in the treatment of other skin conditions and we plan to continue our research and development efforts with the goal of expanding our indications into new areas of treatment.

Our Strengths

Cost effective products for a global market.  Our products offer a solution for today’s cost conscious healthcare market. Our products rely on superficial radiation therapy, which we believe is an effective, yet less expensive procedure for payors for the treatment of non-melanoma skin cancer and other skin conditions than existing treatment options. The productivity and reliability associated with our products, along with our related service offerings, allow our customers to quickly and easily install and deploy our products in their respective practices while reducing downtime. Our products offer reduced treatment times, yet provide similar, or better, outcomes when compared with other treatment modalities for non-melanoma skin cancer and keloids. We believe that we are ideally positioned to meet the demands of the reforming healthcare systems by providing higher quality care at a lower cost with a better patient experience.

Exclusive focus on a large, growing market.  The U.S. Surgeon General estimates that the skin cancer market represents an over $8 billion opportunity in the U.S. alone, which we expect will continue to grow. This growth is being driven by increased incidence of skin cancer and other skin conditions among the general population. We also estimate that the potential market for the treatment of keloids is even larger than the skin cancer market. Because our products offer an effective alternative treatment option, we believe that we are positioned as one of a limited number of companies exclusively focused on the use of superficial radiation therapy for the treatment of non-melanoma skin cancer and other skin conditions, such as keloids.

Highly experienced management and medical advisory team.  We have assembled a senior management team and medical advisory board with significant experience in the healthcare industry. Our leadership team has a long track record in introducing numerous disruptive technologies and products to the healthcare market in the field of radiology, oncology and interventional medicine. Members of our management team also have experience in product development, launching new products into the healthcare market and selling medical devices and technology to hospitals and private healthcare practices through direct sales organizations, distributors and manufacturers. We also collaborate with a network of leading medical advisors in the design and use of our products.

Extensive product support network.  In addition to the SRT-100 product line, we offer a unique and dedicated superficial radiation therapy support network for clinicians and therapists, which includes site planning and preparation, system deployment and installation, a national and global network of medical physicists for system commissioning and calibration, a dedicated service network, a dedicated clinical applications and education network and service, SRT University, and online and live customer support. We believe that by offering these dedicated and tailored services we have enhanced our brand and gained market presence.

Relationships with the medical community.  We are actively involved in scientific, medical, and commercial organizations and communities. We are a member of the American Cutaneous Oncology Society (ACOS), which is a dedicated superficial radiation therapy scientific and medical society that promotes the betterment and further education on all superficial radiation therapy-related subject matter and topics, across multi-disciplinary fields, such as radiation oncology, dermatology, medical physics, plastic surgery, physician assistants, and radiation therapy technologists. We anticipate that we will be able to leverage our involvement in these organizations to increase awareness of the benefits of radiation therapy and increase sales of our products.

Our Strategy

Our goal is to be a leading medical device company providing innovative, noninvasive solutions for the treatment of non-melanoma skin cancer and other skin conditions. The key elements of our strategy include:

Increase acceptance of superficial radiation therapy as the standard of care for non-melanoma skin cancer, keloids and other skin conditions.  We believe a great opportunity exists in creating an awareness of our treatment options for consumers. We believe dermatologists are now recognizing that surgery is not the only solution, or necessarily the best solution, for treating skin cancer or other skin conditions, such as keloids, and superficial radiation therapy can now be recognized as a valuable modality in their toolbox. The 95% non-melanoma skin cancer non-recurrence rate at the five-year follow-up (according to one study with 95% confidence intervals) achieved with superficial radiation therapy, combined with the benefit of a better cosmetic outcome and what we believe to be a more certain reimbursement environment, creates a significant opportunity for us to expand our market share. Focused consumer and practitioner educational awareness of the benefits of superficial radiation therapy is a key for our success. We are seeking to leverage our relationships with medical and other organizations to increase public awareness of superficial radiation therapy treatment options.

Drive adoption and awareness of SRT-100 among specialists, physicians, administrators and patients.  We intend to educate specialists, physicians, administrators and patients on the compelling case for the treatment of non-melanoma skin cancer with the SRT-100. We believe that increased awareness of the benefits of superficial radiation therapy will favorably impact sales of the SRT-100. Additionally, we believe that our products will allow dermatologists to treat patients without having to refer them to specialists for treatment and will free-up larger, higher power equipment, such as linear accelerators, for oncologists to treat other patients whose treatment requires the use of these other devices.

Develop new technology products and services.  Since acquiring the SRT-100, we have developed optional add-on technology products and service options which have enhanced the operational capabilities of our SRT-100, including the SRT-100 Vision and SRT-100 Lynx. We believe continued research and development of both new and existing technology will be critical to our success.

Pursue opportunities to enhance our product offerings.  We intend to continue to expand applications of our superficial radiation therapy technology and vigorously protect those innovations through patent applications. We may also opportunistically pursue the licensing or acquisition of complementary products and technologies to strengthen our market position or improve product margins.

Expand our sales organization to support growth.  We intend to expand our highly-trained direct sales organization and broaden our relationships with distributor partners to increase sales and drive revenues.

Lessen our dependency on third party manufacturers.  We are exploring the possibility of reducing our reliance on third party manufacturers by bringing certain manufacturing, service and research and development functions in-house, which could include the acquisition of equipment and other fixed assets or the acquisition or lease of a manufacturing facility.

Our products and services

SRT-100

We offer the SRT-100 product family, which we anticipate will be complemented by additional models and options in the future. With over 200 installations in 11 countries, we believe our SRT-100 product family to be a global leader in the superficial radiation therapy space.

Our technology is based on several key needs and requirements, including the need for a dedicated and cost-effective device for the treatment of skin cancer, keloids, and other skin conditions. The SRT-100 provides the following clinical and functional advantages:

•	Easy touch automatic set-up procedure with specific kV and mA time technique factors and filter designed for effective skin cancer treatment, including automatic x-ray tube warm-up procedures;
•	Specially designed control console for medical physicists and service technicians providing integrated safety and back-up timer controls, automatic system conditioning procedures, calibration, x-ray output verification and system parameters including last treatment status information;
•	Advanced patient record management with integrated enterprise workflow management;
•	Compact mobile design with a small 30” x 30” footprint and unique scissor x-ray tube arm movements providing a large range of motion for patient access and treatment; and
•	High reliability and MTBF (mean time between maintenance) performance that assure availability for the patients and practitioners and lower the total cost of ownership.

SRT-100 Vision

The SRT-100 Vision provides customers with additional options compared to the SRT-100 base model. These additional options allow for dedicated treatment planning and full treatment progression documentation in a patient’s record. The SRT-100 Vision provides the user with a unique superficial radiation therapy-tailored treatment planning application that integrates the embedded high frequency ultrasound imaging module, volumetric tumor analysis, beam margins planning, and comprehensive dosimetry parameters. This allows the user to precisely and more accurately plan and prescribe the patient-specific treatment course to maximize patient outcomes and workflow efficiency. The SRT-100 Vision also offers a comprehensive control console and workflow management control console that provides full record and verify treatment tracing, operator-level access and functional control, audio-visual patient and treated lesion monitoring, and advanced dosimetry setting and tracing.

SRT-100 Lynx

The SRT-100 Lynx is an added hardware and software option for the SRT-100 system that adds full patient record creation, maintenance, and exporting capabilities. This option provides the SRT-100 the capability to be fully integrated in an enterprise environment and communicate via Health Level Seven (HL7) with other clinical data repositories, such as electronic medical records (EMR) and Hospital Information System/Radiology Information System (HIS/RIS), and other planning systems. We accomplish this integration through the use of HL7 interfaces, which are standard in healthcare information technology systems. The HL7 interface allows systems written in different languages and running on different platforms to be able to talk to each other through the use of an abstracted data layer. This allows our customers to easily integrate the SRT-100 with electronic health records systems or other healthcare software systems.

We engineered and deployed this solution as a quick response to recent market dynamics and the Health Information Technology for Economic and Clinical Health (HITECH) Act, a federal law enacted as part of the American Recovery and Reinvestment Act of 2009 to promote the adoption and meaningful use of health information technology. The SRT-100 Vision offers embedded, and even more advanced, electronic patient record connectivity and functions.

Sentinel service program

We offer the Sentinel service program, which provides our customers comprehensive protection for their SRT-100 and SRT-100 Vision systems at an annual price of approximately 10% of the system’s list price. The Sentinel program covers all parts and labor for the period of the contract and one annual preventive maintenance session that includes cooling system maintenance, high voltage loop maintenance, filters and system cleaning, and system touch-ups, should they be required during the preventative maintenance session.

Through our Sentinel service program, we also provide turn-key pre- and post-sale services that include the following:

•	Providing a pre-install kit for the contractors to prepare the treatment room;
•	Room retrofit and shielding;
•	System shipping coordination and installation;

•	System commissioning by a medical physicist (through a national physics network);
•	System registration with the state and daily workflow documentation preparation;
•	Clinical applications training with the customer’s superficial radiation therapy staff; and
•	Treating the first scheduled patients with our customers (onsite applications training).

Consumables

We also believe that there is an opportunity for additional revenue through the sale of consumables. We sell disposable lead shielding replacements, disposable radiation safety items, such as aprons, and eye shields, and disposable applicator tips, which are used to treat various sized lesions and different areas of the body.

Third party coverage and reimbursement

Based on our experience to date, third party payors generally reimburse for superficial radiation therapy procedures in which our products are used, as long as the patient meets the established medical necessity criteria. Reimbursement decisions by particular third party payors may depend upon a number of factors, including each payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	appropriate and medically necessary for the specific indication;
•	cost effective; and
•	neither experimental nor investigational.

The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, sets coverage and reimbursement policies for the Medicare program in the U.S. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments, may vary from state to state and from year to year and will likely play an even larger role in healthcare funding pursuant to the recently enacted Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Affordability Reconciliation Act, collectively, the Affordable Care Act.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology, or CPT®, code. To receive payment, healthcare practitioners must submit claims to insurers using these codes for payment for medical services. CPT® codes are assigned, maintained and annually updated by the American Medical Association and its CPT® Editorial Panel. The AMA Relative Value Scale Update Committee also establishes relative code values, which is often a basis for payment. If the CPT® codes or the codes values that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

In the U.S., some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that an insured individual will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe that the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. All third party reimbursement programs are developing increasingly sophisticated methods of controlling healthcare costs through, for example, prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions and prior authorizations, benefit management, utilization review, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering healthcare.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

While the Medicare reimbursement rates for a number of treatment delivery codes for other radiation oncology modalities are expected to decrease in 2016, the Medicare rates for the radiation therapy treatment delivery code is expected to increase in 2016.

Sales and marketing

We focus on two primary markets, private dermatology practices and radiation oncologists in both private and hospital settings. We currently employ a multi-tier sales strategy in an attempt to optimize geographic coverage and focus on what we perceive to be our key markets. This multi-tier sales model uses a direct sales force (currently nine people), as well as international dealers and distributors.

Our dermatology market sales are directed by Stephen Cohen, our Senior Vice President, Strategic Initiatives and Dermatology, capitalizing on his prior experience in executive capacities at Technicare (now Johnson & Johnson), Diasonics, and Xoft. Our direct sales force for radiation oncology is led by Richard Golin, our Executive Vice President of Sales, Oncology and Dermatology, who has prior experience in sales at Toshiba Medical Systems, Siemens, and Hologic. We plan to continue selling and marketing our products to both the dermatology and radiation oncology markets concurrently.

Dermatology Market

The estimated 7,000 private dermatology practices in the U.S. represent the point of entry for most non-melanoma skin cancer patients. We believe the SRT-100 offers dermatologists a competitive advantage by allowing them to retain patients for the treatment of non-melanoma skin cancer, rather than referring them out to specialists for Mohs surgery or other radiation procedures. In addition to non-melanoma skin cancers, our FDA-approved indications include, among others, keloids, Kaposi’s Sarcoma, Actinic Keratosis, Metatypic Carcinoma, Cutaneous Appendage Carcinoma and other malignant skin tumors. We are continuing to drive our research and development to expand our indications into new areas of treatment.

Radiation Oncology Market

For the estimated 4,400 licensed radiation oncologists in the U.S., we believe the SRT-100 offers a simpler, faster method of treatment with a better overall patient experience. Our SRT-100 system offers the ability to free up more expensive radiation equipment, such as linear accelerators, for more complex procedures while providing patients with effective, non-invasive treatment options for non-melanoma skin cancer.

Other Markets

We also believe that both plastic and general surgery markets present growth opportunities for our product offerings. With FDA clearance to treat keloids through superficial radiation therapy, many plastic surgeons are recognizing the opportunity to be able to provide an effective treatment solution for this benign tumor. Additionally, we believe that plastic surgeons view the non-melanoma skin cancer market as a growth opportunity that can supplement their existing services. We believe there is an opportunity to also provide superficial radiation therapy in a prophylactic manner for various surgical procedures to reduce the formation of keloids. Within the new healthcare reform environment, superficial radiation therapy can provide hospitals and surgery centers with a direct measurable impact on clinical outcomes for certain procedures, including joint replacement procedures, bypass surgery, and OBGYN/C-section procedures, among others.

Global Focus

We currently have an installed base of over 200 units in 11 countries. Our customer list includes leading cancer centers, dermatology practices, hospitals and plastic surgery clinics, which we believe further validates our targeted marketing approach led by our direct sales teams and our global distribution partners.

Product Development and Research

We offer the SRT-100 as our base product. The SRT-100 has successfully treated over 200,000 patients around the world in approximately 200 locations. The SRT-100 serves as a conduit to the dermatology and radiation oncology market segments and with approximately 200 units installed worldwide; we believe the SRT-100 has proven itself as a reliable, safe, and effective superficial radiation therapy solution.

We developed the second generation SRT-100 (Gen 2) product through the implementation of a number of engineering and design changes to the original SRT-100. Following the development of the Gen 2 SRT-100, we introduced the SRT-100 Lynx, which combined our clinical indications in treating keloids with a technology solution that allows customers to create and export patient records in an integrated EMR/enterprise environment.

Building on the clinical and commercial success of the SRT-100, we embarked on the development and launch of the SRT-100 Vision. This evolution of the SRT-100 combines the existing computing platform with imaging modalities that create a “search and destroy” therapy platform. The SRT-100 Vision platform provides many advancements and benefits for our customers, including a flexible platform that is capable of treating several different indications, new and advanced workflow management methodologies, and addresses many of the new healthcare environment requirements, such as system integration capabilities with electronic medical record systems. We plan to continue the development of the SRT-100 Vision by integrating additional imaging modalities to make it a single cohesive hybrid system. We believe the SRT-100 Vision will also allow us to increase our footprint in the enterprise and teaching hospital radiation oncology market segment. By adding image-guidance with high frequency ultrasound and advanced treatment therapy planning, together with advanced record and verify and workflow management tools, the SRT-100 Vision should be ideally positioned to open new opportunities for us in the domestic and international academic and large-scale hospital environments.

We plan to conduct additional research and development for product line expansions with the SRT-100 (Gen 3) and SRT-100 Vision to address a broader and more diversified market and provide additional solutions to the existing and future customer base. The SRT-100 (Gen 3) will be a more modular platform that will include some of the technologies developed for the SRT-100 Vision, and at the same time can be competitively configured to compete in other global value markets.

We anticipate that we will continue developing our technology with the goal of optimizing workflow for users and positively impacting patients’ quality of life and outcomes. We believe our focus will allow us to provide the most advanced and seamless data portability in enterprise and cloud environments to make data readily available and interchangeable for practitioners, payors, and patients, while delivering products with very high levels of reliability and efficacy. As a result, we expect our products and services will achieve commercial and clinical success worldwide and bolster our global market leadership and financial viability. As new features and capabilities are added to our product portfolio, our users will gain access to a broader patient population, expanded reimbursement potential, and directly address the requirements and needs of accountable care organizations and the trend toward bundling of payments. We believe that this will allow us to increase list prices as our product line is enhanced and improved, which should positively impact our future margins.

We anticipate launching subsequent generations for the SRT-100 (Gen 3) and SRT-100 Vision (Gen 2), which will provide our customers with additional indications for use. These subsequent generations may expand the types of oncological conditions that can be treated with our product family, enhancing scalability and cost effectiveness (enhancing margins), and expanding our market segments. Since our expanded product family may treat various other oncological and dermatologic conditions, we believe many hospital departments will recognize the benefits of our product line. We believe that our new product generations will transform the field of superficial radiation therapy with ground-breaking technology that will open brand new business opportunities for us and create new disruptive functionalities and clinical services.

During 2014 and 2015, we spent approximately $1,256,000 and $1,129,000, respectively, on research and development of our products and services.

Competition

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products, and any future products we commercialize, will compete against healthcare providers who use traditional surgical treatment options, such as Mohs surgery, as well as medical device companies that offer other treatment options for the conditions our products are designed to treat. We currently have three primary medical device company competitors:

•	Xstrahl Medical (formerly Gulmay, headquartered in the United Kingdom)
•	Xoft (a subsidiary of iCad, headquartered in New Hampshire)
•	Elekta (headquartered in Georgia)

Xstrahl Medical is an engineering company focused on industrial and research x-ray therapy devices. We believe most of Xstrahl Medical’s installed base is comprised of legacy orthovoltage machines made up of higher energy devices located in Europe.

Both Xoft and Elekta offer products that are considered Electronic Brachytherapy (“eBx”) devices. Due to this classification, both companies may face challenges in the U.S. and certain other international markets where laws and regulations require that a radiation oncologist, medical physicist, or radiation therapist be involved with every treatment. Additionally, the CPT® Editorial Panel has established two new treatment delivery codes for eBx for 2016, including a specific skin code. In addition, in early 2015, a large Medicare contractor issued guidance precluding the reporting of the existing eBx treatment delivery code for skin. The 2016 payments rates for the eBx treatment delivery skin code is currently being established by the various Medicare contractors. The new skin only code and payment rates may make this technology a challenge for dermatology in-office applications. Based on typical treatment practices, it appears that both eBx products also have limited capabilities as to size of lesions that can be treated and require expensive consumables. Furthermore, eBx products have very limited clinical studies.

Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may also have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, many of these companies and healthcare providers have longer operating histories and greater brand recognition than we do. Because of the size of the skin cancer treatment market and the high growth profile of the segments in which we compete, we anticipate that companies will dedicate significant resources to developing competing products. Additionally, we may also face competition from smaller companies that have developed or are developing similar technologies for our addressable markets. We believe that the principal competitive factors in our markets include:

•	improved outcomes for medical conditions;
•	acceptance by doctors treating non-melanoma skin cancer and keloids;
•	potential greater acceptance by the patient community;
•	potential greater ease of use and reliability;
•	product price and qualification for reimbursement;
•	technical leadership and superiority;
•	effective marketing and distribution; and
•	speed to market.

We may be unable to compete effectively against our competitors in regard to any one or all of these factors. Our ability to compete effectively will depend on the acceptance of our products by dermatologists, radiation oncologists, hospitals and patients, and our ability to achieve better clinical outcomes than products developed by our existing or future competitors. In addition, certain of our competitors could use their superior financial resources to develop products that have features or clinical outcomes similar or superior to our products, which would harm our ability to successfully compete.

Intellectual property

We actively seek to protect the intellectual property we believe is important to our business, including seeking and maintaining patents that cover our products. We also rely on trademarks to build and maintain the integrity of our brand.

We own two issued patents, both of which are U.S. patents. We own one pending patent application. All of our issued U.S. patents expire in 2025. Our patents pertain to technology in the specialized field of superficial radiotherapy treatment. The following two U.S. patents were issued between August 2007 and September 2008 and were assigned to us when we acquired the technology from Topex.

•	U.S. Patent No. 7,372,940: Radiation therapy system with risk mitigation
•	U.S. Patent No. 7,263,170: Radiation therapy system featuring rotatable filter assembly (also registered in the EU)

The following patent application is pending in the U.S., China and Russia and was submitted in 2013:

•	U.S. Patent Application No. 13/740,181: Hybrid Ultrasound-Guided Superficial Radiotherapy System and Method (published as U.S. Patent Application No. 2013/0217947 A1)

As of December 31, 2015, we also owned three U.S. trademark registrations.

We also rely on trade secrets and other unpatented proprietary rights to develop and maintain our competitive position. We seek to protect our unpatented proprietary rights through a variety of methods, including confidentiality agreements with employees, consultants and others who may have access to our proprietary information. We also require our employees to execute invention assignment agreements with respect to inventions arising from their employment.

We acquired the photon x-ray low energy or superficial x-ray therapy system, dubbed the SRT-100 and developed a next generation system — the SRT-100 Vision, which are each designed specifically to treat skin cancer and keloids as an alternative to surgery. Since first introduced in May 2007 by Topex, over 200,000 patients have been successfully treated with the SRT-100 system. The treatment of keloids has now begun at several sites throughout the world, including the U.S. and China. We are in the process of authoring and preparing additional forward-looking patents.

No patents or trademarks may ever be issued or be registered from our pending or future applications for such intellectual property. Even if such patents or trademarks are respectively issued or registered, they, or any of our other intellectual property, may not provide us with any meaningful protection or competitive advantage. Our intellectual property could be challenged, invalidated, circumvented, infringed or misappropriated. In addition, third parties have claimed, and in the future may claim, that we, our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights. For a discussion of these risks, please see “Risk factors — Risks related to our intellectual property.”

Manufacturing and supply

We currently use a third party located in the U.S. to manufacture our products. In July 2010, we entered into a manufacturing agreement with RbM Services, LLC (“RbM”) pursuant to which RbM agreed to manufacture our SRT-100 products based on an annual 12-month sales forecast and rolling six-month sales forecast. We pay a fixed price per unit under the terms of this agreement, subject to annual adjustments due to changes in the costs of materials. The initial term of this agreement was three years with successive one-year renewals thereafter. We continue to do business with RbM, although we or RbM may terminate the agreement with 90 days’ written notice or upon at least 60 days’ notice prior to the end of each additional one-year renewal period. We believe our third party manufacturer meets FDA, International Organization for Standardization, or ISO, and other quality standards. We maintain internal policies, procedures and supplier management processes to ensure that our third party manufacturer is meeting applicable quality standards. To date, we have not experienced any difficulty in locating and obtaining the materials necessary to meet demand for our products, and we believe manufacturing capacity is sufficient to meet global market demand for our products for the foreseeable future.

We believe this third party manufacturing relationship initially allowed us to work with a supplier that has well-developed specific competencies while minimizing our capital investment, controlling costs and shortening cycle times, all of which we believe allowed us to compete with our competitors. However, as discussed elsewhere in this prospectus, we are exploring the possibility of reducing our reliance on third party manufacturers by bringing certain manufacturing, service and research and development functions in-house, which could include the acquisition of equipment and other fixed assets or the acquisition or lease of a manufacturing facility.

Government regulation

Our business is subject to extensive federal, state, local and foreign laws and regulations including those relating to the protection of the environment, health and safety. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change or new laws may be enacted.

Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business. For the years ended December 31, 2014 and 2015, we incurred approximately $326,000 and $330,000, respectively, in expenses related to regulatory compliance and quality standards.

U.S. Food and Drug Administration (FDA) regulation of medical devices

The Federal Food, Drug and Cosmetic Act, or FDCA, and FDA regulations establish a comprehensive system for the regulation of medical devices intended for human use. Our products include medical devices that are subject to these, as well as other federal, state, and local laws and regulations. FDA is responsible for the overall enforcement of quality, regulatory and statutory requirements governing medical devices. Our regulated medical devices include our SRT-100 product line.

FDA classifies medical devices into one of three classes — Class I, Class II, or Class III — depending on their level of risk and the types of controls that are necessary to assure device safety and effectiveness. The class assignment determines the type of premarketing submission or application, if any, that will be required before marketing in the U.S.

•	Class I devices present a low risk and are not life-sustaining or life-supporting. The majority of Class I devices are subject only to “general controls” — e.g., prohibition against adulteration and misbranding, registration and listing, good manufacturing practices, labeling, and adverse event reporting. General controls are baseline requirements that apply to all classes of medical devices.
•	Class II devices present a moderate risk and are devices for which general controls alone are not sufficient to provide a reasonable assurance of safety and effectiveness. Devices in Class II are subject to both general controls and “special controls” — e.g., special labeling, compliance with industry standards, and postmarket surveillance. Unless exempted, Class II devices typically require FDA clearance before marketing, through the premarket notification (510(k)) process, in accordance with 21 CFR, Part 807 requirements.
•	Class III devices present the highest risk. These devices generally are life-sustaining, life-supporting, or for a use that is of substantial importance in preventing impairment of human health, or present a potential unreasonable risk of illness or injury. Class III devices are devices for which general controls, by themselves, are insufficient and for which there is insufficient information to establish special controls to provide a reasonable assurance of safety and effectiveness. Class III devices are subject to general controls and typically require approval of a premarket approval application, or PMA in accordance with 21 CFR, Part 814, before marketing.

Unless it is exempt from premarket review requirements, a medical device must receive marketing authorization from the FDA prior to being commercially distributed in the U.S. The most common pathways for obtaining marketing authorization are 510(k) clearance and PMA. With the enactment of the Food and Drug Administration Safety and Innovation Act, or the FDASIA, the availability of a de novo pathway was facilitated for certain low- to moderate-risk devices that do not qualify for the 510(k) pathway due to the absence of a predicate device.

510(k) pathway

Currently, all of our products are subject to the 510(k) requirement or are exempt from the 510(k) requirement. The 510(k) review process compares a new device to a legally marketed device. Through the 510(k) process, FDA determines whether a new medical device is “substantially equivalent” to a legally marketed device (i.e., predicate device) that is not subject to PMA requirements. “Substantial equivalence” means that the proposed device: (a) has the same intended use as the predicate device; (b) the same or similar technological characteristics; (c) the information submitted in the 510(k) demonstrates that the proposed device is as safe and effective as the predicate device; and (d) the proposed device does not raise different questions of safety and effectiveness than the predicate device.

To obtain 510(k) clearance, we must submit a 510(k) application containing sufficient information and data to demonstrate that our proposed device is substantially equivalent to a legally marketed predicate device. These data generally include non-clinical performance testing (e.g., software validation, bench testing electrical safety testing), but may also include clinical data. Typically, it takes approximately four months for FDA to complete its review of a 510(k) submission; however, it can take significantly longer and clearance is never assured. During its review of a 510(k), FDA may request additional information, including clinical data, which may significantly prolong the review process. After completing its review of a 510(k), FDA may issue an order, in the form of a letter, that finds the device to be either (1) substantially equivalent and states that the device can be marketed in the U.S., or (2) not substantially equivalent and states that device cannot be marketed in the U.S. Depending upon the reasons for the not substantially equivalent finding, the device may need to be approved through the PMA pathway (discussed below) prior to commercialization. A new medical device for which there is no substantially equivalent device is automatically designated a Class III device. Depending on the nature of the new device, the manufacturer may ask the FDA to make a risk-based determination of the new device and reclassify it in Class I or Class II. This process is referred to as the de novo process. If the FDA agrees, the new device will be reassigned to the appropriate other class. If the FDA does not agree, the manufacturer will have to submit a PMA. We have received FDA clearances for our SRT-100 and SRT-100 Vision.

After a device receives 510(k) clearance, any modification that could significantly affect the safety or effectiveness of the device, or that would constitute a major change in its intended use, including significant modifications to any of our products, requires submission and clearance of a new 510(k). FDA relies on each manufacturer to make and document this determination initially, but FDA can review any such decision and can disagree with a manufacturer’s determination. We have made and plan to continue to make minor product enhancements that we believe do not require new 510(k) clearances. However, we expect to confer with FDA on planned changes that may require a special, abbreviated or traditional 510(k) submission. If FDA disagrees with our determination regarding whether a new 510(k) clearance was required for these modifications, we may need to cease marketing or recall the modified device. FDA may also subject us to other enforcement actions, including, but not limited to, issuing a warning letter or untitled letter to us, seizing our products, imposing civil penalties, or initiating criminal prosecution.

Premarket approval pathway

We currently do not market any devices that are subject to PMA requirements. Unlike the comparative standard of the 510(k) pathway, the PMA approval process requires an independent demonstration of the safety and effectiveness of a device. PMA is the most stringent type of device marketing application required by FDA. PMA approval is based on a determination by FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s). A PMA application generally includes extensive information about the device including the results of clinical testing conducted on the device and a detailed description of the manufacturing process.

After a PMA application is accepted for review, FDA begins an in-depth review of the submitted information. FDA regulations provide 180 days to review the PMA and make a determination; however, in reality, the review time is normally longer (e.g., 1 – 3 years). During this review period, FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the data supporting the application and provide recommendations to FDA as to whether the data provide a reasonable assurance that the device is safe and effective for its intended use. In addition, FDA generally will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR, which imposes comprehensive development, testing, control, documentation and other quality assurance requirements for the design and manufacturing of a medical device.

Based on its review, FDA may (1) issue an order approving the PMA, (2) issue a letter stating the PMA is “approvable” (e.g., minor additional information is needed), (3) issue a letter stating the PMA is “not approvable,” or (4) issue an order denying PMA. A company may not market a device subject to PMA review until FDA issues an order approving the PMA. As part of a PMA approval, FDA may impose post-approval conditions intended to ensure the continued safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, and requiring the collection of additional clinical data. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including withdrawal of the approval.

Most modifications to a PMA approved device, including changes to the design, labeling, or manufacturing process, require prior approval before being implemented. Prior approval is obtained through submission of a PMA supplement. The type of information required to support a PMA supplement and FDA’s time for review of a PMA supplement vary depending on the nature of the modification.

Clinical trials

Clinical trials of medical devices in the U.S. are governed by FDA’s Investigational Device Exemption regulation, in accordance with 21 CFR, Part 812. This regulation places significant responsibility on the sponsor of the clinical study including, but not limited to, choosing qualified investigators, monitoring the trial, submitting required reports, maintaining required records, and assuring investigators obtain informed consent, comply with the study protocol, control the disposition of the investigational device, submit required reports, etc.

Clinical trials of significant risk devices (e.g., implants, devices used in supporting or sustaining human life, devices of substantial importance in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health) require FDA and Institutional Review Board approval prior to starting the trial. FDA approval is obtained through submission of an Investigational Device Exemption application. Clinical trials of non-significant risk devices (i.e. devices that do not meet the regulatory definition of a significant risk device) only require Institutional Review Board approval before starting. The clinical trial sponsor is responsible for making the initial determination of whether a clinical study is significant risk or non-significant risk; however, a reviewing Institutional Review Board or the FDA may review this decision and disagree with the determination.

An Investigational Device Exemption application must be supported by appropriate data, such as performance data, animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the clinical study protocol is scientifically sound. There is no assurance that submission of an Investigational Device Exemption will result in the ability to commence clinical trials. Additionally, after a trial begins, FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk.

As noted above, FDA may require a company to collect clinical data on a device in the postmarket setting. The collection of such data may be required as a condition of PMA approval. FDA also has the authority to order, via a letter, a postmarket surveillance study, in accordance with 21 CFR, Part 822, for certain devices at any time after they have been cleared or approved. We do not expect to launch clinical trials subject to the Investigational Device Exemption regulations for future products. Also, our products are not currently subject to any required postmarket surveillance studies.

Pervasive and continuing FDA regulation

After a device is entered into commerce in the U.S., regardless of its classification or premarket pathway, numerous additional FDA requirements generally apply. These include:

•	Establishment registration and device listing requirements, in accordance with 21 CFR, Part 807;
•	Quality System Regulation requirements, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices, in accordance with 21 CFR, Part 820;
•	Labeling requirements, which mandate the inclusion of certain content in device labels and labeling, and which also prohibit the promotion of products for uncleared or unapproved, i.e., “off-label,” uses;
•	Medical Device Reporting regulation, which requires that manufacturers and importers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur, in accordance with 21 CFR, Part 803; and
•	Reports of Corrections and Removals regulation, which requires that manufacturers and importers report to FDA recalls (i.e., corrections or removals) if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; manufacturers and importers must keep records of recalls that they determine to be not reportable, in accordance with 21 CFR, Part 806.

FDA enforces these requirements by inspection and market surveillance. Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include, but is not limited to, the following sanctions:

•	Issuance of Form 483 observations during a facilities inspection;
•	Untitled letters or warning letters;
•	Fines, injunctions and civil penalties;
•	Consent Decree, which forces improvements in the quality management system through the use of the federal courts;
•	Recall or seizure of our products;
•	Operating restrictions, partial suspension or total shutdown of production;
•	Refusing our request for 510(k) clearance or premarket approval of new products;
•	Withdrawing 510(k) clearance or premarket approvals that are already granted; and
•	Criminal prosecution.

We are subject to unannounced establishment inspections by FDA, as well as other regulatory agencies overseeing the implementation of and compliance with applicable state public health regulations. These inspections may include our suppliers’ facilities.

International

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area, or EU/EEA, requires a CE conformity mark in order to market medical devices. Many other countries, such as

Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE or FDA clearance or approval, although others, such as China, Brazil, Canada and Japan require separate regulatory filings.

In the EEA, our devices are required to comply with the essential requirements of the EU Medical Devices Directive (93/42/EEC). Compliance with these requirements entitles us to affix the CE marking of conformity to our medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the essential requirements and obtain the right to affix the CE marking of conformity we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EEA to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up an EC Declaration of Conformity which allows us to affix the CE mark to our products.

Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales and marketing commercial compliance

Federal anti-kickback laws and regulations prohibit, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for, or to induce either the referral of an individual, or the purchase, order or recommendation of, any good or service paid for under federal healthcare programs such as the Medicare and Medicaid programs. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions.

In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Off-label promotion has been pursued as a violation of the federal false claims laws. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. Additionally, the majority of states in which we market our products have similar anti-kickback, false claims, anti-fee splitting and self-referral laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, and violations may result in substantial civil and criminal penalties.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has increased its scrutiny of interactions between healthcare companies and healthcare providers which has led to an unprecedented level of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming. Additionally, if a healthcare company settles an investigation with the DOJ or other law enforcement agencies, the company may be required to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement.

The U.S. and foreign government regulators have increased regulation, enforcement, inspections and governmental investigations of the medical device industry, including increased U.S. government oversight and enforcement of the Foreign Corrupt Practices Act. Whenever a governmental authority concludes that we are not in compliance with applicable laws or regulations, that authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against us or our officers or employees and can recommend criminal prosecution. Moreover, governmental authorities can ban or request the recall, repair, replacement or refund of the cost of devices we distribute.

Additionally, the commercial compliance environment is continually evolving in the healthcare industry as some states, including California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians. The Affordable Care Act also imposes reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to prescribers and other healthcare providers. Device manufacturers are also required to report and disclose any investment interests held by physicians and their family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply in multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Healthcare fraud and abuse

Healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded healthcare programs. The federal Anti-Kickback Statute prohibits unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs, such as remuneration provided to physicians to induce them to use certain tissue products or medical devices reimbursable by Medicare or Medicaid. The Anti-Kickback Statute is subject to evolving interpretations. For example, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consultant arrangements with physicians. The majority of states also have anti-kickback laws which establish similar prohibitions that may apply to items or services reimbursed by any third party payor, including commercial insurers. Further, recently enacted amendments to the Affordable Care Act, among other things, amend the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

In addition to the Anti-Kickback Statute, the federal physician self-referral statute, commonly known as the Stark Law, prohibits physicians who have a financial relationship with an entity, including an investment, ownership or compensation relationship, from referring Medicare patients for designated health services, which include clinical pathology services, unless an exception applies. Similarly, entities may not bill Medicare or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all third party payors, not just Medicare and Medicaid. If a governmental authority were to conclude that we are not in compliance with the Stark Law or state self-referral laws and regulations, our pathology laboratory business could be subject to severe financial consequences, including the obligation to refund amounts billed to third party payors in violation of such laws, civil penalties and potentially also exclusion from participation in government healthcare programs like Medicare and Medicaid. The Stark Law often is enforced through lawsuits brought under the Federal False Claims Act, violations of which trigger significant monetary penalties and treble damages.

Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigations of healthcare providers and suppliers throughout the country for a wide variety of

Medicare billing practices, and has obtained multi-million and multi-billion dollar settlements in addition to individual criminal convictions. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and suppliers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.

Health information privacy

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates that perform services for them that involve individually identifiable health information. The HIPAA privacy and security regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the use and disclosure of protected health information by covered entities and their business associates, in addition to setting standards to protect the confidentiality, integrity and security of protected health information.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy and security regulations establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. HIPAA, as amended by HITECH, provides for significant fines and other penalties for wrongful use or disclosure of protected health information in violation of the privacy and security regulations, including potential civil and criminal fines and penalties. If we do not comply with existing or new laws and regulations related to protecting the privacy and security of health information, we could be subject to monetary fines, civil penalties or criminal sanctions. In addition, other federal and state laws that protect the privacy and security of patient information may be subject to enforcement and interpretations by various governmental authorities and courts resulting in complex compliance issues. For example, we could incur damages under state laws pursuant to an action brought by a private party for the wrongful use or disclosure of confidential health information or other private personal information. If we were to experience a breach of protected health information, we could be subject to significant adverse publicity in addition to possible enforcement sanctions and civil damages lawsuits. Finally, we may be required to incur additional costs related to ongoing HIPAA compliance as may be necessary to address evolving interpretations and enforcement of HIPAA and other health information privacy and security laws, the enactment of new laws or regulations, emerging cybersecurity threats and other factors.

Employees

As of December 31, 2015, we had 23 employees, all in the U.S. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters and principal office is located in Boca Raton, Florida. Our corporate headquarters and principal office occupies approximately 4,500 square feet of leased space. The lease term expires in 2017. Our lease contains escalating rent clauses. Our rental expense in 2015 was approximately $98,000 and our estimated minimum rent in 2016 is approximately $101,000. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional space will be available as and when needed on acceptable terms. Our manufacturing and service functions are physically located at our third party manufacturer’s facility. We are planning to review the feasibility of bringing certain manufacturing, service and research and development functions in-house, which may require the purchase or lease of a manufacturing facility. See “Use of Proceeds.”

Legal proceedings

We are party to certain legal proceedings in the ordinary course of business. We assess, in conjunction with our legal counsel, the need to record a liability for litigation and related contingencies. We do not believe that any current legal proceedings are likely to have a material effect on our business, financial condition or results of operations. Please see Note 6 to the Financial Statements.

Seasonality

We do not believe our business to be seasonal in nature.

MANAGEMENT

The following table sets forth the name, age, and position of the individuals who currently serve as executive officers and directors of Sensus Healthcare, Inc. as of March 1, 2016. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors.

Name	Age	Position(s)
Executive officers:
Joseph C. Sardano	63	Chief Executive Officer and Chairman
Kalman Fishman	45	Chief Technology Officer and Chief Operating Officer
Arthur Levine	58	Chief Financial Officer
Richard Golin	62	Executive Vice President of Sales, Oncology and International
Stephen Cohen	56	Senior Vice President, Strategic Initiatives and Dermatology
Non-executive directors:
John Heinrich	68	Director
William McCall	69	Director
Samuel O’Rear	67	Director

Executive Officers

Joseph C. Sardano.  Mr. Sardano is a co-founder and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in June 2010. From July 2008 to February 2009, Mr. Sardano served as Chief Commercial Officer of Xoft, Inc., an electronic brachytherapy medical device company. From 2005 to 2008, Mr. Sardano served as managing partner and healthcare consultant for Molecular Imaging Ventures. From May 2005 to November 2005, Mr. Sardano served as Vice President of Siemens Medical Systems. Mr. Sardano served from September 2002 to May 2005 as Sr. Vice President of Global Sales and Marketing of CTI Molecular Imaging and Pet Net Pharmaceuticals, a developer of imaging and isotope solutions for the healthcare industry which was acquired by and now operates as a subsidiary of Siemens Medical Solutions. From August 1998 to September 2002 Mr. Sardano served as Americas Sales Manager for Functional Imaging at GE Medical Systems. From July 1997 to August 1998, Mr. Sardano served as Vice President of Sales and Marketing for Elscint Inc., a developer and manufacturer of medical imaging solutions, including nuclear medicine, computed tomography magnetic resonance imaging and x-ray scanners, the imaging activities of which were sold to GE Medical Systems in 1999. From June 1991 to December 1995, Mr. Sardano served as Region Sales Manager of Toshiba America Medical Systems. Mr. Sardano has a Bachelor of Arts degree from Concordia University in Montreal, Canada, as well as several Business Certificates from McGill University, School of Management. Our board of directors believes that Mr. Sardano’s breadth of experience with and leadership of the introduction and commercialization of new technologies and services within the healthcare industry qualifies him to serve as our President, Chief Executive Officer and Chairman of the Board.

Kalman Fishman.  Mr. Fishman is a co-founder and has served as our Chief Technology Officer and Chief Operating Officer since our inception in June 2010. Prior to our inception, Mr. Fishman served as Vice President of Sales & Business Development for Rcadia Medical Imaging from August 2008 to September 2009, Vice President of Sales & Marketing of Positron Medical Systems from August 2007 to July 2008, Director of Strategic Outsourcing & Business Development from December 2006 to July 2007, and Director, Sales and Marketing at Siemens Medical Systems from September 2004 to December 2006. Prior to that, Mr. Fishman served as Global Product Manager and Six Sigma Black Belt from January 2000 to February 2004 at GE Medical Systems. Mr. Kalman holds an associate’s degree in computer science from the Ort Singalowski Technological Institute in Tel Aviv, Israel and also attended the Milwaukee School of Engineering.

Arthur Levine.  Mr. Levine has served as our Chief Financial Officer since August 2014. Prior to joining us, Mr. Levine served as Chief Accounting Officer of Trade Street Residential, a publicly traded real estate investment trust, from June 2012 to June 2014. From April 2010 to May 2012, Mr. Levine served as

Chief Financial Officer of IVAX Diagnostics, a publicly traded in vitro diagnostics company. Mr. Levine previously served in various finance roles at several technology companies and worked at Ernst & Young in the U.S. and abroad. He is a graduate of the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Richard Golin.  Mr. Golin is a co-founder and has served as our Executive Vice President of Sales, Oncology and International, since our inception in June 2010. Prior to our inception, Mr. Golin served as Vice President of Sales, East, for Xoft, Inc. from August 2008 to August 2009, Regional Sales Manager for Biospace Med USA from August 2007 to August 2008, Director of Sales Skeletal Health for Hologlc, a developer, manufacturer and supplier of diagnostic and medical imaging systems related to women’s health, from 2006 to 2007 and as Region Sales Manager at Siemens Medical Systems from 2005 to 2006. From 2003 to 2005, Mr. Golin served as Region Vice President of Sales for CTI Molecular Imaging, a developer of imaging solutions for the healthcare industry which was acquired by and now operates as a subsidiary of Siemens Medical Solutions under the name Siemens Molecular Imaging. Mr. Golin’s other previous experience related to medical device sales and marketing includes having served as Region Sales Manager for Toshiba Medical Systems from 1992 to 2003 and as the Vice President of Sales & Marketing at Ausonics, a developer of ultrasonic technology from 1986 to 1989.

Stephen Cohen.  Mr. Cohen is a co-founder and has served as our Senior Vice President, Strategic Initiatives and Dermatology, since our inception in June 2010. Prior to our inception, Mr. Cohen served as Regional Sales Manager for Xoft Inc., a medical device company that develops and commercializes miniaturized electronic brachytherapy (eBx) technology for radiation oncology applications, from October 2008 to June 2009. Prior to that, Mr. Cohen’s medical device sales and marketing experience includes having served as Regional Sales Manager for Diasonics, a developer and manufacturer of ultrasound and other medical imaging equipment, from 1985 to 1988, and from 1983 to 1985, as Regional Sales Manager for Technicare, a developer of CT, DR and MRI scanners and other medical imaging equipment that was acquired by Johnson and Johnson in 1986. Mr. Cohen has a bachelor’s degree from the University of Texas at Austin.

Non-executive Directors

John Heinrich.  Dr. Heinrich has served as director since February 2012. His experience over the past 25 years includes having served as Chief Executive Officer of PhoenixNMR, a provider of probes for solid state NMR, from November 2014 to present, Managing Partner of Kansas Analytical Services, a provider of analytical services, from April 2007 to present, Chief Executive Officer of Acuitas Medical Ltd., a developer of MRI software, from May 2006 to December 2010 and April 2013 to present, a partner in Revolution NMR LLC, a provider of components and accessories for solid state NMR from May 2004 to present, President and Chief Operating Officer of Meretek Diagnostics Inc., a developer and marketer of medical diagnostics, from July 2001 to July 2004; President and Chief Executive Officer of Otsuka Electronics USA Inc., a developer and marketer of medical and scientific equipment, from February 1994 to December 1999; President and Chief Operating Officer of Summit World Trade, a diversified group of healthcare and technology companies, from January 1991 to January 1994; and President and Chief Operating Officer of Technomed International USA Inc., a developer and marketer of therapeutic technology, from January 1988 to December 1990. Mr. Heinrich has a Ph.D. in Metallurgical Engineering from the University of Notre Dame. Given Dr. Heinrich’s substantial involvement in the development and management of a wide range of diagnostic imaging, therapeutic, medical diagnostic, and scientific instrument companies for more than 25 years, our board of directors believes that he is qualified to serve as a director.

William McCall.  Mr. McCall has served as director since October 2015. Mr. McCall is currently Managing Director of Heritage Advisory Group, a financial advisory practice of Ameriprise Financial Services Inc. and has worked in such capacity since January 2014. Mr. McCall's also currently serves as Managing Partner of Investors Capital Alliance LLC (since June 2009), a consulting company; Chief Executive Officer of WMW Partners LLC (since March 2009), an SEC-registered investment adviser; member of Pandora Mineral Resources LLC (since June 2015), and Board member of Cherokee Farm Partners Inc. (since January 2015), an entity of the University of Tennessee Research Foundation. Mr. McCall has a B.S. in business administration and received a Chartered Wealth Advisor® designation from the Michigan State University Estate and Wealth Management Institute. Mr. McCall has a B.S. in business administration from the University of Tennessee and also earned his Chartered Wealth Advisor® designation through the Michigan

State University Estate and Wealth Management Institute. In light of Mr. McCall's substantial experience as a financial advisor and portfolio manager for over 43 years, our board of directors believes that he is qualified to serve as a director.

Samuel O’Rear.  Mr. O’Rear has served as director since February 2012. Mr. O’Rear is the founder of The Innovation Group, Inc., which provides commercialization services to healthcare companies. Since June 1990, Mr. O’Rear has been the CEO and Senior Partner of Total Innovation Group, Inc. and is currently an Investor/Principal/Board Member in several start-ups in the healthcare industry (Data Advantage — Investor & Advisor to CEO, Remcare — Investor, UP Labs — Investor — Advisor to BOD). From June 1, 1990 to June 1, 1991, Mr. O’Rear served as the Chief Operating Officer of Medical Imaging Centers of America. Before then, Mr. O’Rear worked for GE Healthcare, from October 1976 to June 1990 where he was promoted from sales management, financing/asset management, and marketing positions to Vice President, General Manager of X-Ray Business, and for Siemens Medical Systems Jan 1974 to October 1976, as sales representative. Mr. O’Rear also served as the clinician in the ancillary services of three hospitals, primarily in the UAB Health System during the years March 1970 to January 1974. Mr. O’Rear has a Bachelor of Science from the University of Alabama and attended the Marketing Development Program at Northwestern University. In light of Mr. O’Rear’s 40 years of experience in the healthcare industry as a clinician, a sales and marketing director, general manager, and as the owner or principal in several healthcare services businesses, our board of directors believes that he is qualified to serve as a director.

Board of directors and committees

Our board of directors currently consists of four directors. Our board of directors has determined that each of our directors, other than Mr. Sardano, is an “independent director” as defined under the Nasdaq listing standards. Under our bylaws, the number of directors will be determined from time to time by our board of directors.

We have a classified board of directors, which consists of three classes of directors. At each annual meeting of stockholders, directors of one class are elected for a three-year term. The terms of the directors identified above will expire upon the election and qualification of successor directors at the annual meeting of stockholders in the calendar year in which their terms expire.

The director class assignments are as follows:

•	Class I director (with a term expiring at the 2016 annual meeting) — Mr. Heinrich;
•	Class II director (with a term expiring at the 2017 annual meeting) — Mr. McCall;
•	Class III directors (with terms expiring at the 2018 annual meeting) — Messrs. O’Rear and Sardano.

Audit committee

Our audit committee currently consists of Messrs. O’Rear, Heinrich and McCall, with Mr. O’Rear serving as chairman. Our board of directors has affirmatively determined that each member of the audit committee meets the definition of “independent director” for purposes of the Nasdaq rules and the independence requirements of Rule 10A-3 under the Exchange Act. Mr. O’Rear qualifies as an “audit committee financial expert” under SEC rules.

Our audit committee is responsible for, among other matters:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal control or auditing matters; and
•	reviewing and approving related person transactions.

Our board of directors adopted a new written charter for the audit committee, which will be available on our website.

Compensation committee

Our compensation committee currently consists of Messrs. Heinrich and McCall, with Mr. Heinrich serving as chairman. Our board of directors has affirmatively determined that each member of the compensation committee meets the heightened definition of “independent director” for purposes of the rules applicable to members of the compensation committee, and the definition of “non-employee director” for purposes of Section 16 of the Exchange Act.

The compensation committee is responsible for, among other matters:

•	annually reviewing and approving our goals and objectives for executive compensation;
•	annually reviewing and approving for the chief executive officer and other executive officers (1) the annual base salary level, (2) the annual cash incentive opportunity level, (3) the long-term incentive opportunity level, and (4) any special or supplemental benefits or perquisites;
•	reviewing and approving employment agreements, severance arrangements and change of control agreements for the chief executive officer and other executive officers, as appropriate;
•	making recommendations and reports to the board of directors concerning matters of executive compensation;
•	reviewing compensation plans, programs and policies;
•	handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Our board of directors adopted a new written charter for the compensation committee, which will be available on our website.

Compensation committee interlocks and insider participation

None of our executive officers currently serve on the compensation committee or board of directors of any other company of which any member or proposed member of our compensation committee is an executive officer.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Messrs. Heinrich, McCall and O’Rear, with Mr. McCall serving as chairman. Our board of directors has affirmatively determined that each member of the nominating and corporate governance committee meets the definition of “independent director” for purposes of the Nasdaq rules.

The nominating and corporate governance committee will be responsible for, among other matters:

•	identifying the requisite skills and characteristics to be found in individuals qualified to serve as members of the board of directors;
•	conducting inquiries into the background and qualifications of possible candidates;
•	recruiting of qualified candidates for membership on the board of directors;

•	recommending for selection by the board of directors, (1) nominees to the board of directors and (2) committee members for each committee of the board of directors;
•	overseeing the corporate governance of the company;
•	evaluating the performance of the committee and its charter on an annual basis;
•	handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Our board of directors adopted a new written charter for the nominating and corporate governance committee, which will be available on our website.

Role of the board in risk oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The nominating and corporate governance committee monitors compliance with legal and regulatory requirements and the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our nominating and corporate governance committee is also responsible for overseeing our risk management efforts generally, including the allocation of risk management functions among our board of directors and its committees. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our audit committee periodically reviews the general process for the oversight of risk management by our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2015, our named executive officers, or NEOs, were:

•	Joseph C. Sardano, who was our founder and has served as our Chief Executive Officer and a member of our board of directors, since our inception in 2010;
•	Kalman Fishman, who has served as our Chief Technology Officer since our inception in 2010; and
•	Arthur Levine, who has served as our Chief Financial Officer since 2014.

The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

The compensation program for our named executive officers consists of the following elements: base salary; performance-based discretionary cash bonus; equity-based incentive compensation; and severance and change-in-control benefits.

Our compensation committee, with input from the board, determines the compensation for our named executive officers. Upon completion of this offering, we will have an independent compensation committee that meets the enhanced independence standards applicable to compensation committees and that will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards.

Employment arrangements and agreements

We have entered into written employment agreements with each of our named executive officers. These agreements were negotiated on an arms-length basis and establish the key elements of compensation, as set forth below. The terms of the agreements with our named executive officers are described in further detail below.

Mr. Sardano’s employment

We entered into an employment agreement with Mr. Sardano with an effective date of February 8, 2016. The initial base salary set forth in the agreement is $300,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Under his employment agreement, Mr. Sardano will serve as our President and Chief Executive Officer. His agreement is for an initial term that ends December 31, 2020; however, the agreement provides for continuously renewing one-year periods thereafter unless either he or we provide written notice of the intent not to renew the agreement for a new term at least six months in advance of the end of the initial term or any one-year renewal term.

In addition to his salary, Mr. Sardano is entitled to participate in our incentive compensation programs. Mr. Sardano is entitled to an annual cash incentive bonus based on a plan established by our Compensation Committee. Mr. Sardano’s target annual bonus must be at least $100,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Mr. Sardano is also eligible to participate in and receive equity compensation or other long-term incentive compensation as may be granted by our Compensation Committee pursuant to a plan that the Compensation Committee may adopt from time to time. For Mr. Sardano, any annual cycle equity awards will be determined in discretion of our Compensation Committee; however, his agreement requires that the Compensation Committee base their decision on a basis at least as favorable as the basis for making grants to other senior executive officers of the company.

Mr. Sardano is entitled to certain severance benefits if his employment is terminated upon his death or Disability, change-in-control, without cause (as defined in the agreement) or if he resigns within 120 days after the occurrence of any of the following (“Good Reason”): (a) reduction by us of his base salary or target bonus; (b) material reduction, other than during any period of illness or incapacity, of his authority, responsibilities, or duties such that he no longer has the title of, or serves or functions as Chief Executive Officer, (c) failure of our Board of Directors to nominate him for election as a member of the board of directors or failure to be re-elected to our Board (other than due to legal or exchange requirements that would prohibit him from serving on our Board of Directors); (d) relocation of principal place of employment more than 50 miles from our current principal executive offices; (e) our failure to obtain the written assumption of our obligations under the employment agreement by a successor; (f) our failure to renew the employment agreement (not as a result of death, Disability, or for cause); or (g) any other material breach of his employment agreement by us, including termination of Mr. Sardano for any other reason that is not a “for cause” termination. For the severance benefits to which he may be entitled, please see the section entitled “Severance benefits under employment agreements.”

Mr. Sardano is entitled to participate in all of the employee benefit programs and perquisites generally available to our senior executive officers. The agreement contains customary business expense reimbursement, indemnification, confidentiality, non-compete and non-solicitation provisions.

Prior to entering into this employment agreement, we did not have a written agreement with Mr. Sardano. In 2015, we paid Mr. Sardano a base salary of $272,475 per year. Mr. Sardano was also eligible to receive discretionary cash bonuses in addition to his base salary and received a non-accountable car allowance of approximately $1,100 per month. Mr. Sardano was also eligible to participate in the employment benefit plans, programs and policies maintained by us from time to time.

Mr. Fishman’s employment agreement

We entered into an employment agreement with Mr. Fishman with an effective date of February 8, 2016. The initial base salary set forth in the agreement is $200,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Under his employment agreement, Mr. Fishman will serve as our Chief Technology Officer and Chief Operating Officer. His agreement is for an initial term that ends December 31, 2020; however, the agreement provides for continuously renewing one-year periods thereafter unless either he or we provide written notice of the intent not to renew the agreement for a new term at least six months in advance of the end of the initial term or any one-year renewal term.

In addition to his salary, Mr. Fishman is entitled to participate in our incentive compensation programs. Mr. Fishman is entitled to an annual cash incentive bonus based on a plan established by our Compensation Committee. Mr. Fishman’s target annual bonus must be at least $50,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Mr. Fishman is also eligible to participate in and receive equity compensation or other long-term incentive compensation as may be granted by our Compensation Committee pursuant to a plan that the Compensation Committee may adopt from time to time.

Mr. Fishman is entitled to certain severance benefits if his employment is terminated upon his death or Disability, change-in-control, without cause (as defined in the agreement) or if he resigns within 120 days after the occurrence of any of the following (“Good Reason”): (a) reduction by us of his base salary or target bonus; (b) material reduction, other than during any period of illness or incapacity, of his authority, responsibilities, or duties such that he no longer has the title of, or serves or functions as Chief Technology Officer and Chief Operating Officer, (c) relocation of principal place of employment more than 50 miles from our current principal executive offices; (d) our failure to obtain the written assumption of our obligations under the employment agreement by a successor; (e) our failure to renew the employment agreement (not as a result of death, Disability, or for cause); or (f) any other material breach of his employment agreement by us, including termination of Mr. Fishman for any other reason that is not a “for cause” termination. For the severance benefits to which he may be entitled, please see the section entitled “Severance benefits under employment agreements.”

Mr. Fishman is entitled to participate in all of the employee benefit programs and perquisites generally available to our senior executive officers. The agreement contains customary business expense reimbursement, indemnification, confidentiality, non-compete and non-solicitation provisions.

Prior to entering into this employment agreement, we did not have a written agreement with Mr. Fishman. In 2015, we paid Mr. Fishman a base salary of $189,000 per year. Mr. Fishman was also eligible to receive discretionary cash bonuses in addition to his base salary and received a non-accountable car allowance of approximately $1,100 per month. Mr. Fishman was also eligible to participate in the employment benefit plans, programs and policies maintained by us from time to time.

Mr. Levine’s employment agreement

We entered into an employment agreement with Mr. Levine with an effective date of February 8, 2016. This agreement supersedes our original employment agreement with Mr. Levine, which was dated August 12, 2014. Under Mr. Levine’s new agreement, his initial base salary is $200,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Under his employment agreement, Mr. Levine will serve as our Chief Financial Officer. His agreement is for an initial term that ends December 31, 2020; however, the agreement provides for continuously renewing one-year periods thereafter unless either he or we provide written notice of the intent not to renew the agreement for a new term at least six months in advance of the end of the initial term or any one-year renewal term.

In addition to his salary, Mr. Levine is entitled to participate in our incentive compensation programs. Mr. Levine is entitled to an annual cash incentive bonus based on a plan established by our Compensation Committee. Mr. Levine’s target annual bonus must be at least $50,000, which may be increased from time to time (but never decreased) pursuant to the determination of our Compensation Committee. Mr. Levine is also eligible to participate in and receive equity compensation or other long-term incentive compensation as may be granted by our Compensation Committee pursuant to a plan that the Compensation Committee may adopt from time to time.

Mr. Levine is entitled to certain severance benefits if his employment is terminated upon his death or Disability, change-in-control, without cause (as defined in the agreement) or if he resigns within 120 days after the occurrence of any of the following (“Good Reason”): (a) reduction by us of his base salary or target bonus; (b) material reduction, other than during any period of illness or incapacity, of his authority, responsibilities, or duties such that he no longer has the title of, or serves or functions as Chief Financial Officer, (c) relocation of principal place of employment more than 50 miles from our current principal executive offices; (d) our failure to obtain the written assumption of our obligations under the employment agreement by a successor; (e) our failure to renew the employment agreement (not as a result of death, Disability, or for cause); or (f) any other material breach of his employment agreement by us, including termination of Mr. Levine for any other reason that is not a “for cause” termination. For the severance benefits to which he may be entitled, please see the section entitled “Severance benefits under employment agreements.”

Mr. Levine is entitled to participate in all of the employee benefit programs and perquisites generally available to our senior executive officers. The agreement contains customary business expense reimbursement, indemnification, confidentiality, non-compete and non-solicitation provisions.

In 2015, we paid Mr. Levine a base salary of $160,000 per year pursuant to his now-superseded employment agreement, dated as of August 12, 2014. Under his prior employment agreement, Mr. Levine was also eligible to receive discretionary cash bonuses with a targeted payout of 20% of his base salary pursuant to the annual bonus plan determined and adopted by the board from time to time. Mr. Levine also received a non-accountable car allowance of approximately $1,100 per month and was eligible to participate in the employment benefit plans, programs and policies maintained by us from time to time.

Base salary

We pay base salaries to attract, recruit and retain qualified employees. The base salaries of each of the named executive officers, pursuant to their respective employment agreements, is as follows: Mr. Sardano — $300,000 Mr. Fishman — $200,000; and Mr. Levine — $200,000. Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers annually consistent with their employment agreements.

Performance-based cash bonus compensation

Our executive compensation program includes an annual performance-based discretionary cash bonus. Our board of directors approves the terms and conditions of these awards on an annual basis. We intend to continue an annual performance-based cash bonus program for the named executive officers.

Equity incentive compensation

Since 2013, we have granted options under our 2013 Option Plan. The option award agreements for all participants in the 2013 Option Plan are substantially similar. The awards provide for a five-year vesting period, with 100% of the options vesting on the fifth anniversary of the grant date. The plan also provides for accelerated vesting in the event of a change in control or termination of employment by us other than for cause and such termination occurs within 90 days prior to a change in control. Historically, we have not provided option awards to any of our named executive officers. For information about the equity awards held by the named executive officers at December 31, 2015, see “Outstanding equity awards at Fiscal Year-End” below.

In connection with the corporate conversion, outstanding options were converted into options to purchase our common stock at a one for one basis. Upon a change in control, which includes the closing of an initial public offering, all outstanding options will become immediately vested and will be automatically exercised pursuant to a cashless exercise feature, as set forth in our 2013 Option Plan.

In July 2015, we granted Mr. Levine 66,198 shares, equal to approximately one percent of the issued and outstanding units of the company, which shares will vest upon the expiration of contractual lock-ups following the occurrence of a Liquidity Event (as defined in his equity grant agreement), which will include the successful completion of this offering.

Immediately following the pricing of this offering, our Compensation Committee expects to grant an aggregate of $1.8 million in restricted stock awards, or 163,636 shares (based on $11.00 per share — the midpoint of the price range set forth on the cover page of this prospectus), to certain of our officers and employees.

Benefits and perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees, except that we pay the employee contribution toward the cost of health insurance for our named executive officers and we provide our named executive officers the opportunity for an executive physical. We offer a 401(k) plan to all eligible employees. In addition, Messrs. Sardano, Fishman and Levine each receive a non-accountable monthly car allowance.

Summary compensation table

The following table sets forth information concerning the total compensation awarded to, earned by or paid to the named executive officers for the fiscal year ended December 31, 2015, calculated in accordance with SEC rules and regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)(2)	Total ($)
Joseph C. Sardano Chief Executive Officer	2015	272,475	55,000	31,372	358,847
Kalman Fishman Chief Technology Officer	2015	189,000	57,800	32,560	279,360
Arthur Levine Chief Financial Officer	2015	160,000	48,000	36,672	244,672

(1)	For Mr. Fishman, his 2015 bonus includes $20,000 in sales commissions.

(2)	All other compensation includes the following:

	Life insurance ($)	Health insurance ($)	Car allowance ($)
Mr. Sardano	5,940	12,438	12,994
Mr. Fishman	1,350	18,216	12,994
Mr. Levine	3,612	20,066	12,994

Outstanding equity awards at fiscal year-end

The following table sets forth information with respect to outstanding option awards and incentive stock awards for each of the named executive officers as of December 31, 2015.

Stock awards
Name	Incentive share grant date	Equity incentive plan awards: number of unearned shares (#)(1)	Equity incentive plan awards: market or payout value of unearned shares ($)(2)
Joseph C. Sardano	—	—	—
Kalman Fishman	—	—	—
Arthur Levine	7/30/15	66,198	—

(1)	Represents a grant of 66,198 shares which shares will vest upon the expiration of contractual lock-ups in connection with this initial public offering in accordance with the terms of the award agreement.
(2)	In accordance with U.S. GAAP, compensation costs for awards with performance conditions should be recorded in the Company’s financial statements at the time that it is probable the performance condition is achieved, which is the closing of an initial public offering. As of December 31, 2015, the performance condition had not been probable and accordingly no compensation cost was recorded.

Potential payments upon termination or change in control

Mr. Levine’s employment agreement provides that stock issued to Mr. Levine in connection with his employment shall vest upon his involuntary termination or upon the occurrence of a Liquidity Event (as defined in his equity grant agreement), which includes the closing of this initial public offering.

Severance benefits under employment agreements

We have agreed to pay severance benefits to our named executive officers in the event of their termination by us under certain circumstances as follows:

In connection with a change in control.  In the event of that the employment of Mr. Sardano, Mr. Fishman, or Mr. Levine terminates without cause or due to a resignation for good reason in connection with a change in control, the executive is entitled to receive any salary earned but unpaid prior to termination, any business expenses that were incurred but not reimbursed as of the date of termination, a separation allowance, payable in equal installments over a 12-month period, equal to two times the sum of (x) the executive’s then base salary and (y) the executive’s then target bonus, if termination occurs prior to the end of any fiscal year, a pro rata annual incentive bonus, the ability to participate (through COBRA or otherwise), on the same terms and conditions as in effect for the executive immediately prior to termination, in the medical, dental, disability, and life insurance programs until the earlier of (i) expiration of a 24-month period or (ii) such time the executive is covered by the benefits of a subsequent employer. In addition, all of the executive’s then-outstanding equity awards, if any, shall vest in full immediately upon termination.

Termination without cause or resignation for good reason,  In the event of that the employment of Mr. Sardano, Mr. Fishman, or Mr. Levine terminates without cause or due to a resignation for good reason (other than in connection with a change in control), the executive is entitled to receive any salary earned but unpaid prior to termination, any business expenses that were incurred but not reimbursed as of the date of termination, a separation allowance, payable in equal installments over a 12-month period, equal to one times the sum of (x) the executive’s then base salary and (y) the executive’s then target bonus, if termination occurs prior to the end of any fiscal year, a pro rata annual incentive bonus, the ability to participate (through

COBRA or otherwise), on the same terms and conditions as in effect for the executive immediately prior to termination, in the medical, dental, disability, and life insurance programs until the earlier of (i) expiration of a 12-month period or (ii) such time the executive is covered by the benefits of a subsequent employer. In addition, all of the executive’s then-outstanding equity awards, if any, shall vest in full immediately upon termination.

Termination due to death or disability.  In the event of that the employment of Mr. Sardano, Mr. Fishman, or Mr. Levine terminates due to death or Disability, the executive is entitled to receive any salary earned but unpaid prior to termination, any business expenses that were incurred but not reimbursed as of the date of termination, any earned benefits to which executive was entitled as of the date of termination pursuant to the terms of any compensation or benefit plans to the extent permitted by such plans, any annual incentive bonuses earned but not yet paid for any completed full fiscal year immediately preceding the date of termination, and, if termination occurs prior to the end of any fiscal year, a pro rata annual incentive bonus.

For voluntary resignation without good reason.  In the event that any of Mr. Sardano, Mr. Fishman, or Mr. Levine voluntarily terminates his employment for any reason other than good reason, no further payments are due, except that the executive will be entitled to any salary earned but unpaid prior to termination, any benefits accrued prior to termination and any business expenses that were incurred but not reimbursed as of the date of termination.

Termination for Cause.  In the event that we terminate Mr. Sardano, Mr. Fishman, or Mr. Levine for cause, no further payments are due, except that the executive will be entitled to any salary earned but unpaid prior to termination and any business expenses that were incurred but not reimbursed as of the date of termination.

Accelerated vesting of option awards

Pursuant to our 2013 Option Plan, (i) options shall fully vest as of the time of a Change in Control (as such term is defined in our 2013 Option Plan) if the participant is, and has been, continuously employed by or providing services to the company as of such time; (ii) options shall fully vest and be deemed outstanding as of the time of a Change in Control if the participant is, and has been, continuously employed by or providing services to the company as of the date that is within 90 days prior to a Change in Control and the participant’s employment and any other service with the company was terminated by the company without cause.

2013 Option Plan

In October 2013, we adopted the Sensus Healthcare, LLC 2013 Option Plan to provide a means to attract, retain and motivate our directors, employees and consultants upon whose judgment, initiative and efforts our continued success, growth and development are dependent.

The plan provides for the grant of options to employees, directors and consultants. The plan is administered by the compensation committee of our board of directors. The maximum number of shares that may be granted under the plan is equal to 1% of our outstanding shares from time to time. The compensation committee has the discretion to grant option awards and set the vesting terms for awards, provided that the exercise price for such option awards may not be less than fair market value.

Except as otherwise provided in the applicable award agreement, in the event of termination of a participant’s employment and other services, the participant’s unvested options will expire, unless the termination occurs within 90 days prior to a change in control and other conditions are met, in which case the options will vest as of the date of the Change in Control. In the event of any termination (including termination due to death or disability) other than termination by us without cause: (i) all of the participant’s options (vested or unvested) will expire; and (ii) any option interests acquired by the participant through option exercise that took place within thirty (30) days immediately preceding the date of such termination of employment and services, will be forfeited to us and the exercise price paid by the participant (other than the exercise price paid by virtue of our withholding option interests) will be returned to the participant. Our board of directors expects to terminate the 2013 Option Plan prior to the closing of this offering.

2016 Equity Incentive Plan

In February 2016, we adopted the Sensus Healthcare, Inc. 2016 Equity Incentive Plan (the “2016 Plan”). A summary of the material terms of the 2016 Plan is set forth below.

Purpose and administration

Pursuant to the 2016 Plan, our directors, officers and other key employees who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, performance shares and phantom stock, and awards consisting of combinations of such incentives. The 2016 Plan is administered by the Compensation Committee of the Board of Directors. Under the 2016 Plan, the Compensation Committee has the authority to establish, adopt, revise or rescind such rules and regulations and to make all such determinations relating to the 2016 Plan as it may deem necessary or advisable for the administration of the 2016 Plan.

Subject to the provisions of the 2016 Plan, the Compensation Committee has sole discretionary authority to interpret the 2016 Plan and to determine the type of awards to grant, when, if, and to whom awards are granted, the number of shares covered by each award and the terms and conditions of the award. The term of the 2016 Plan is 10 years from the effective date, after which no further securities may be granted thereunder.

Types of awards

Options granted under the 2016 Plan may be incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, or nonqualified stock options. The exercise price of the incentive options is the fair market value of the common stock on the date of grant. The exercise price of the nonqualified options is determined by the Compensation Committee when the options are granted, subject to a minimum price of the fair market value of the common stock on the date of grant. In the discretion of the Compensation Committee, the option exercise price may be paid in cash or in shares of stock or other property having a fair market value on the date of exercise equal to the option exercise price, or by delivering to us a copy of irrevocable instructions to a stockbroker to deliver promptly to us an amount of sale or loan proceeds sufficient to pay the exercise price.

A stock appreciation right granted under the 2016 Plan option, will entitle its holder to be paid an amount equal to the fair market value of our common stock subject to the stock appreciation right as of an appreciation date selected by the holder of the stock appreciation right, less the exercise price of the related stock option, if any, or such other price as the Compensation Committee may determine at the time of the grant of the stock appreciation right (which may not be less than the fair market value of one share of our common stock on the date of grant).

Restricted stock will be issued to the recipient at the time the award is granted, but will be subject to forfeiture to the extent set forth in the applicable restricted stock award agreement.

A performance share or phantom stock award will provide for the future payment of cash or the issuance of shares of common stock to the participant if continued employment or other performance objectives established by the Compensation Committee at the time of grant are attained. Performance share awards will be payable in common stock based on the fair market value of such shares on the valuation date, provided, however, that the Compensation Committee may, at its discretion, vary such form of payment in whole or partial consideration of the performance share upon the specific request of a participant, which form may include cash.

We have limited the aggregate number of shares of common stock to be awarded under the 2016 Plan to 250,000 shares and no more than 250,000 shares of common stock in the aggregate may be granted in connection with incentive stock options. In addition, unless the Compensation Committee specifically determines otherwise, the maximum number of shares available under the 2016 Plan and the awards granted under the 2016 Plan will be subject to appropriate adjustment in the case of any stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, exchanges or other changes in capitalization affecting our common stock. Any shares granted in connection with options and stock appreciation rights shall be counted against this limit as one share for every one share allotted in connection with the awarded option or stock appreciation right. Any shares granted in connection with awards other than options and stock appreciation rights shall be counted against this limit as two shares for every one share granted in connection with such award or by which the award is valued by reference.

Minimum vesting periods

All options, restricted stock, or stock appreciation rights granted to executive officers that are subject to vesting solely based on such executive officers continuing as employees may not vest in full or be issued earlier than the three-year anniversary of the grant date (except if accelerated pursuant to (i) a change in control, (ii) the death of the holder, (iii) the disability of the holder, or (iv) the holder’s termination of employment without “cause”). All restricted stock grants to executive officers that are subject to vesting or issuance based in whole or in part on performance conditions or the level of achievement versus performance goals will be evaluated over an award period of not less than one year.

Prohibition on repricing

The 2016 Plan permits the Compensation Committee to amend, terminate, or modify the 2016 Plan from time to time, provided that, without shareholder approval, the Compensation Committee may not, among other things, materially increase the number of shares available for issuance under the 2016 Plan, reprice outstanding options or stock appreciation rights, expand the types of awards available under the 2016 Plan, materially expand the class of participants eligible to participate under the 2016 Plan or otherwise materially increase benefits to any participants.

Limited recycling policy

To the extent that shares of common stock subject to an award are not issued or delivered by reason of (i) the expiration, termination, cancellation, or forfeiture of such award or (ii) the settlement of such award in cash rather than the issuance of shares of common stock, then such shares of common stock shall again be available under the 2016 Plan, provided, however, that such shares will not again be available if such shares are (x) shares that were subject to a stock-settled stock appreciation right and were not issued or delivered upon the net settlement of such stock appreciation right, (y) shares delivered to, or withheld by, us to pay the exercise price or the withholding taxes related to an outstanding award, or (z) shares repurchased by us on the open market with the proceeds of an option exercise.

Clawback, forfeiture and reductions of awards

To comply with applicable law (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and any risk management requirements or policies adopted by us, the Compensation Committee retains the right to decrease or terminate any awards or payments under the 2016 Plan. Furthermore, any and all amounts paid or payable under the 2016 Plan will be subject to clawback, forfeiture, and reductions to the extent necessary to comply with applicable law, as determined by the Compensation Committee.

Effect of change in control

In the event of a “Change in Control,” all awards of options, stock appreciation rights, phantom stock and restricted stock will become fully exercisable or vested, as applicable, subject to certain limitations. The exercise of incentive stock options following a change in control will be subject to a $100,000 limitation under the 2016 Plan or any other similar plan of the Company. “Change in Control” means, unless the Committee otherwise directs by resolution adopted prior thereto, the occurrence of any of the following after the effective date of the 2016 Plan: (a) the date any “person” is or becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (b) the date when individuals who, at the beginning of any two-year period during the duration of the 2016 Plan, constitute the Board of Directors, plus new directors whose election or nomination for election by our shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of such two-year period, cease for any reason during such two-year period to constitute at least a majority of the members of our Board of Directors; (c) the date a reorganization, merger or consolidation of us with any other corporation or entity is consummated regardless of which entity is the survivor, other than a merger, share exchange or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving or acquiring entity) at least 50% of the combined voting power of the voting securities of us or such surviving or acquiring entity outstanding immediately after such merger, share exchange or consolidation; (d) the date our stockholders approve a plan of complete liquidation or dissolution of us; or (e) the date a sale or disposition by us of all or substantially all of our assets is consummated.

Director compensation

In 2015, we did not pay any cash fees or grant any equity or equity-based awards to our directors in connection with their service on our board of directors. We anticipate adopting a compensation program for non-employee directors following the closing of our initial public offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 1, 2016 regarding the beneficial ownership of our common stock, giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, by:

•	each person or group known by us to beneficially owns more than 5% of our outstanding shares of common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 42,852 shares of common stock outstanding prior to this offering after giving effect to our conversion from a Delaware limited liability company to a Delaware corporation, shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and shares of common stock to be outstanding after the completion of this offering, assuming exercise of the underwriters’ option to purchase additional shares of our common stock in full.

The address for each beneficial owner is c/o Sensus Healthcare, Inc., 851 Broken Sound Pkwy. NW #215, Boca Raton, Florida 33487.

			After this offering(1)
	Prior to this offering		Assuming underwriters’ option to purchase additional shares is not exercised		Assuming underwriters’ option to purchase additional shares is exercised in full
	Number of shares beneficially owned		Number of shares beneficially owned		Number of shares beneficially owned
Name	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% Stockholders
Richard Golin	4,109.65	9.6%	625,407	7.3%	625,407	7.1%
Stephen Cohen	4,109.65	9.6%	625,407	7.3%	625,407	7.1%
Named executive officers and directors
Joseph C. Sardano	6,789.29	15.8%	1,033,194	12.0%	1,033,194	11.7%
Kalman Fishman	4,109.65	9.6%	625,407	7.3%	625,407	7.1%
Arthur Levine	435.00	1.0%	66,198	1.0%	66,198	*
John Heinrich	123.75	*	18,832	*	18,832	*
William McCall(2)	2,250.00	5.0%	342,405	3.8%	342,405	3.7%
Samuel O’Rear	551.08	1.3%	83,863	1.0%	83,863	*
Current executive officers and directors as a group (8 persons)	22,478.07	49.8%	3,420,713	38.3%	3,420,713	37.2%

*	Represents less than 1%.
(1)	Assumes that each stockholder entitled to receive a Dividend Payment in connection with our corporate conversion elects to receive such Dividend Payment in the form of our common stock. See “Corporate Conversion.”
(2)	Includes 2,250 shares issuable upon exercise of warrants held by Investors Capital Alliance, LLC, for which Mr. McCall serves as managing partner and over which Mr. McCall has voting and dispositive authority.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to the completion of this offering, we expect to adopt a written policy on transactions with related persons. Under SEC rules, a related person is an officer, director, nominee for director or beneficial owner of more than 5% of any class of our voting securities (our 5% Security Holders) or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy and our code of ethics and business conduct, directors (including director nominees), executive officers and employees will be required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved.

The audit committee of the board of directors is responsible for evaluating each related party transaction and making a determination as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Our audit committee will approve only those transactions that it determines are in our best interest. In particular, our policy on related party transactions will require our audit committee to consider, among other factors it deems appropriate:

•	whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and
•	the extent of the related party’s interest in the transaction.

Pursuant to our policy on related party transactions, our audit committee will identify the following categories of transactions as deemed to be preapproved by the audit committee, even if the aggregate amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the Company’s average assets as of the last day of the Company’s two most recent fiscal years:

•	our employment of any executive officer or compensation paid by us to any executive officer if, among other conditions, our compensation committee approved (or recommended that our board of directors approve) such compensation;
•	any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements;
•	any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount involved does not exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years;
•	any charitable contribution, grant or endowment made by us to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years;
•	any transaction where the related person’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis; and
•	any transaction involving a related person where the rates or charges involved are determined by competitive bids.

In addition, our code of business conduct and ethics requires that each of our employees and directors inform our corporate counsel or the audit committee of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Other than compensation agreements and other arrangements which are described under “Executive and Director Compensation” and the transactions described below, since January 1, 2013, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $82,894 (our current threshold for reporting related party transactions) and in which any related person had or will have a direct or indirect material interest.

Relationship of Certain Employees

James Sardano, the brother of our President and Chief Executive Officer Joseph C. Sardano, is currently employed as a member of our sales team and received compensation in the amount of $120,080 and $180,577 during 2014 and 2013, respectively.

Conversion to corporate form

On January 1, 2016, we converted from a Delaware limited liability company to a Delaware corporation under the name Sensus Healthcare, Inc. Existing holders, including our 5% Security Holders, executive officers and directors, of (1) units and (2) options and warrants to purchase units, received the number of shares of common stock or the number of options described in this prospectus as a result of the corporate conversion. The existing securities held by our officers, directors, nominees for director and 5% Security Holders, executive officers and directors will be converted on the same basis as all other holders of such securities. See “Corporate Conversion” and “Principal Stockholders” for additional information.

Limitation of liability and indemnification

As permitted by Delaware law, we adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation or bylaws, as applicable, that will be effective as of the closing date of this offering also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law; and
•	we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding for which indemnification is required.

Pursuant to Delaware law, we may, by action of our board of directors, also indemnify our other employees and other agents to the same extent that we may indemnify our officers and directors.

We anticipate entering into indemnification agreements with our directors and officers to provide such officers and directors with additional contractual assurances regarding the scope of their indemnification. We expect that each of these indemnification agreements will provide that we will indemnify the director or officer to the fullest extent permitted by law for claims arising in his capacity as a director or officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. We expect that each of these indemnification agreements will provide that in the event that we do not assume the defense of a claim against a director or officer, we will be required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We also intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law, or the DGCL.

Common stock

General.  Our certificate of incorporation authorizes the issuance of up to 50,000,000 shares of our common stock, and there were 42,852 shares of our common stock outstanding following our corporate conversion on January 1, 2016. Prior to the commencement of this offering, we expect to effect a 152.18-for-one forward stock split after which 6,521,217 shares of our common stock will be outstanding. Following this offering, 8,612,126 shares of common stock will be outstanding, assuming the underwriters fully exercise their over-allotment option.

Voting rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that (1) the affirmative vote of the holders of at least seventy-five percent (75%) of the total voting power of the shares of the then-outstanding common stock is required to remove directors for cause, approve a change of control transaction, amend any provision of the bylaws, or amend certain provisions of the certificate of incorporation; and (2) if the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

Dividend rights.  Holders of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock.

Other matters.  Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any liquidation preference granted to holders of any outstanding preferred stock. Holders of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred stock

As of January 1, 2016, no shares of preferred stock were outstanding. Our certificate of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law

The provisions of the DGCL and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and removal of directors.  Our board of directors is divided into three classes with initial terms ending at our annual meetings of stockholders in 2016, 2017 and 2018, respectively. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 75% of our then outstanding common stock and only for cause. For more information on the terms of our directors, see the section entitled “Management — Board of directors and committees.” This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued shares.  The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals.  Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

Amendment of certain provisions in our organizational documents.  The amendment of any of the above provisions would require approval by holders of at least 75% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

No cumulative voting.  The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.

Delaware anti-takeover law.  Section 203 of the DGCL, an anti-takeover law, applies to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Limitation of liability and indemnification

Our certificate of incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL (governing distributions to stockholders); or
•	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation will provide that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any director or officer who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “SRTS.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares outstanding as of January 1, 2016, and after giving effect to the proposed 152.18-for-one forward stock split, we will have 8,612,126 shares of common stock outstanding upon the closing of this offering, assuming the underwriters fully exercise their over-allotment option. All the shares of our common stock sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act, or if they qualify for an exemption from registration, for example, under Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or
•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a member who acquired shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Options

Following the date of this prospectus, we may file one or more registration statements on Form S-8 under the Securities Act to register the issuance of up to shares of common stock under our stock plans. These registration statements will become effective upon filing. All of the shares issued or to be issued upon the exercise of stock options or settlement of other awards under our stock plans are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Notwithstanding the foregoing, we and substantially all of the holders of our equity prior to this offering have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day lock-up period after the date of this prospectus without the prior written consent of the underwriters. For an additional description of the lock-up agreements, please refer to the section entitled “Underwriting — Lock-Up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax, or with state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including (without limitation):

•	U.S. expatriates;
•	controlled foreign corporations;
•	passive foreign investment companies; and
•	pass-through entities (or investors in such entities) that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend policy” above, we do not currently anticipate paying any dividends in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock, such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, in cases in which certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on disposition of common stock.” Your adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on disposition of common stock

Subject to the discussion below under “Information reporting and backup withholding tax” and “Additional withholding tax,” you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you;
•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the U.S.; or
•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition of our common stock and (ii) your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, gain on a sale or disposition of our common stock will generally be subject to taxation pursuant to the third bullet point above only with respect to a non-U.S. holder that actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person and may be subject to withholding tax.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

Additional information returns may be filed and you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional withholding tax

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally will impose a 30% withholding tax on (i) dividends paid on our common stock and (ii) gross proceeds from the sale or other disposition of our common stock that occurs after December 31, 2018, in each case if the common stock is held by or through:

•	certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (i) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (ii) to withhold on certain payments; or
•	a non-financial non-U.S. entity, unless the entity (i) either certifies to the applicable withholding agent or the IRS that the entity does not have any “substantial United States owners” or provides certain information regarding the entity’s “substantial United States owners” or (ii) otherwise establishes an exemption from such withholding tax.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Joseph Gunnar & Co., LLC and Feltl and Company, Inc. are acting as the joint book-running managers and Joseph Gunnar & Co., LLC is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated   , 2016 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Joseph Gunnar & Co., LLC
Feltl and Company, Inc.
Neidiger, Tucker, Bruner, Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to the underwriters an option to purchase up to 272,727 additional shares of common stock at a purchase price of $     per share, less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock by underwriters in excess of the total number of shares of common stock set forth in the table above. If any of these additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option. If this option is exercised in full, the total price to the public will be $     and the total net proceeds, before expenses, to us will be $    .

Discounts and Commissions

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$
Underwriting discounts and commissions	$
Non-accountable expense allowance(1)	$
Proceeds, before expenses, to us	$

(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $     per share. If all of the shares offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a further supplement to this prospectus supplement.

We have paid an expense deposit of $50,000 to the representative and Neidiger, Tucker, Bruner, Inc., which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, the $50,000 out-of-pocket expense deposit paid to the representative and Neidiger, Tucker, Bruner, Inc. will be returned to the extent such expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $3,000 per individual and $10,000 in the aggregate; (b) all fees incurred in clearing this offering with FINRA; (c) all fees, expenses and disbursements relating to registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the representative; (d) all fees, expenses and disbursements relating to registration, qualification or exemption of securities offered under the “blue sky” securities laws of such states and jurisdictions designated by the representative (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel, it being agreed that such fees and expenses will be limited to a payment of $15,000 to such counsel upon the commencement of “blue sky” work by such counsel and an additional $5,000 at closing, if the offering is commenced on the Over-the-Counter Bulletin Board, or an aggregate of $5,000 at closing if the offering is consummated on a national exchange; (e) the $29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the offering, (f) the fees and expenses of the underwriters’ legal counsel not to exceed $50,000; (g) up to $20,000 of the representatives actual accountable “road show” expenses for the offering, (h) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones, not to exceed $2,500, and (i) up to $10,000 in costs associated with post-closing advertisement of the offering in the Wall Street Journal and New York Times.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discounts and commissions and expense reimbursement, will be approximately $578,627.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our officers and directors, and substantially all of our stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representatives, for a period of 180 days from the date of this prospectus.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the representatives waive this extension in writing.

Underwriters’ Warrants

We have agreed to issue to certain underwriters warrants, or the Underwriters’ Warrants, to purchase up to a total of shares of common stock (5% of the shares of common stock sold in this offering). The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering, at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. These underwriters (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

Until 24 months from the closing of the offering, Joseph Gunnar & Co., Inc. and Neidiger, Tucker, Bruner, Inc. have a right of first refusal to act as exclusive co-investment bankers, exclusive co-book-runners or exclusive co-placement agents, at their sole discretion, for each and every future public and private equity and debt offering, which we or any subsidiary or successor may seek to sell in public or private equity and public debt offerings during such 24-month period. These underwriters will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit underwriters to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions. Neidiger, Tucker, Bruner, Inc. served as the placement agent of our offering of units we consummated on December 28, 2015, for which it received a transaction fee of approximately $154,000 in cash. Neidiger, Tucker, Bruner, Inc. also served as placement agent of our offering of units that closed on January 3, 2013, for which it received a transaction fee of approximately $400,000. In addition, warrants to acquire 54,328 shares with an exercise price of $7.23 per share were issued to certain associated persons and employees of Neidiger, Tucker, Bruner, Inc. in connection with the private placement we closed on January 3, 2013. Certain associated persons of Neidiger, Tucker, Bruner, Inc. hold an aggregate of 26,447 shares of our common stock that were purchased in the 2013 offering. Except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the U.S.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the common stock under this prospectus is only made to persons to whom it is lawful to offer the common stock without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the common stock sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the common stock, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The common stock may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of Sensus Healthcare, Inc. or any underwriter for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by Sensus Healthcare, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or ISA, nor have such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has Sensus Healthcare, Inc. received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by Sensus Healthcare, Inc.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Sensus Healthcare, Inc.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Gunster, Yoakley & Stewart, P.A., Fort Lauderdale, FL. Certain legal matters will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, NY.

EXPERTS

The financial statements of Sensus Healthcare, Inc. as of December 31, 2014 and 2015, and for each of the years in the three-year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of Marcum LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. In addition, as a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and current reports and other information with the SEC. Our SEC filings, including the registration statement on Form S-1 and all filed exhibits and schedules thereto, are available to the public on the SEC’s website at http://www.sec.gov. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

FINANCIAL STATEMENTS OF SENSUS HEALTHCARE, INC.
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Members
of Sensus Healthcare, Inc.

We have audited the accompanying balance sheets of Sensus Healthcare, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sensus Healthcare, Inc., as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

West Palm Beach, FL
February 9, 2016

SENSUS HEALTHCARE, INC.

BALANCE SHEETS

	As of December 31,
	2014	2015
Assets
Current Assets
Cash and cash equivalents	$4,538,713	$5,065,068
Accounts receivable, net	407,592	2,071,572
Inventories	844,074	998,861
Prepaid expenses and other	48,312	432,787
Total Current Assets	5,838,691	8,568,288
Property and Equipment, Net	260,497	320,699
Patent Rights, Net	819,281	722,895
Deposits	24,272	24,272
Total Assets	$6,942,741	$9,636,154
Liabilities and Stockholder’s Equity
Current Liabilities
Accounts payable and accrued expenses	$1,081,039	$2,307,465
Product warranties	47,614	48,363
Revolving credit facility	375,000	422,702
Deferred revenue, current portion	1,249,880	890,234
Total Current Liabilities	2,753,533	3,668,764
Deferred Revenue, Net of Current Portion	51,000	45,786
Total Liabilities	2,804,533	3,714,550
Commitments and Contingencies
Stockholders’ Equity
Common stock, $0.01 par value – 1,000,000 shares authorized, 40,835 and 42,852 shares issued and outstanding at December 31, 2014 and 2015, respectively	408	428
Additional paid-in capital	11,346,342	13,366,985
Accumulated deficit	(7,208,542)	(7,445,809)
Total Stockholders’ Equity	4,138,208	5,921,604
Total Liabilities and Stockholders’ Equity	$6,942,741	$9,636,154

The accompanying footnotes are an integral part of these financial statements.

SENSUS HEALTHCARE, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2013	2014	2015
Revenues	$10,478,920	$5,810,205	$10,273,094
Cost of Sales	3,600,348	2,054,798	3,698,687
Gross Profit	6,878,572	3,755,407	6,574,407
Operating Expenses
Selling and marketing	3,965,276	4,208,241	3,742,535
General and administrative	1,453,344	1,650,651	1,586,401
Research and development	1,333,111	1,576,775	1,466,728
Total Operating Expenses	6,751,731	7,435,667	6,795,664
Income (Loss) From Operations	126,841	(3,680,260)	(221,257)
Other Income (Expense)
Interest expense	(20,467)	(20,030)	(17,786)
Interest income	1,253	820	1,776
Total Other Income (Expense)	(19,214)	(19,210)	(16,010)
Net Income (Loss)	$107,627	$(3,699,470)	$(237,267)
Preferential distribution	(513,332)	(537,693)	(513,332)
Net Loss Attributable to Common Stockholders	$(405,705)	$(4,237,163)	$(750,599)
Net Loss Attributable to Common Stockholders per share – basic and diluted	$(10.02)	$(103.76)	$(18.37)
Weighted average number of shares used in computing net loss per share – basic and diluted	40,482	40,835	40,857

The accompanying footnotes are an integral part of these financial statements.

SENSUS HEALTHCARE, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance – December 31, 2012	37,260	$372	$8,138,388	$(3,616,699)	$4,522,061
Issuance of common stock for cash, net of offering costs	3,575	36	3,245,818	—	3,245,854
Stock based compensation	—	—	1,080	—	1,080
Net income	—	—	—	107,627	107,627
Balance – December 31, 2013	40,835	$408	$11,385,286	$(3,509,072)	$7,876,622
Stock based compensation	—	—	6,477	—	6,477
Distributions paid	—	—	(45,421)	—	(45,421)
Net loss	—	—	—	(3,699,470)	(3,699,470)
Balance – December 31, 2014	40,835	$408	$11,346,342	$(7,208,542)	$4,138,208
Stock based compensation	—	—	6,477	—	6,477
Issuance of common stock for cash, net of offering costs	2,017	20	2,014,166	—	2,014,186
Net loss	—	—	—	(237,267)	(237,267)
Balance – December 31, 2015	42,852	$428	$13,366,985	$(7,445,809)	$5,921,604

The accompanying footnotes are an integral part of these financial statements.

SENSUS HEALTHCARE, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2013	2014	2015
Cash Flows From Operating Activities
Net income (loss)	$107,627	$(3,699,470)	$(237,267)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:
Depreciation and amortization	265,557	272,649	315,599
Provision for product warranties	122,000	13,024	7,189
Provision for bad debts	55,792	183,646	1,077
Stock based compensation	1,080	6,477	6,477
(Increase) decrease in:
Accounts receivable	(1,368,941)	2,118,715	(1,665,057)
Inventories	(342,934)	(327,350)	(238,011)
Prepaid expenses and deposits	13,963	(28,707)	(384,475)
Increase (decrease) in:
Accounts payable and accrued expenses	807,482	(607,958)	1,226,425
Deferred revenue	288,991	267,826	(364,860)
Product warranties	(79,310)	(66,534)	(6,440)
Total Adjustments	(236,320)	1,831,788	(1,102,076)
Net Cash Used In Operating Activities	(128,693)	(1,867,682)	(1,339,343)
Cash Flows From Investing Activities
Acquisition of property and equipment	$(251,004)	$(123,959)	$(196,190)
Net Cash Used In Investing Activities	(251,004)	(123,959)	(196,190)
Cash Flows from Financing Activities
Issuance of common stock	$3,575,000	$—	$2,200,000
Proceeds from revolving credit facility, net	—	—	47,702
Distributions to members	—	(45,421)	—
Offering costs related to issuance	(329,146)	—	(185,814)
Net Cash Provided By (Used In) Financing Activities	3,245,854	(45,421)	2,061,888
Net Increase (Decrease) in Cash and Cash Equivalents	2,866,157	(2,037,062)	526,355
Cash and Cash Equivalents – Beginning	3,709,618	6,575,775	4,538,713
Cash and Cash Equivalents – Ending	$6,575,775	$4,538,713	$5,065,068
Supplemental Disclosure of Cash Flow Information
Interest Paid	$20,748	$20,031	$17,814
Non Cash Investing and Financing Activities
Transfer of inventory unit to property and equipment	$44,000	$—	$83,224

The accompanying footnotes are an integral part of these financial statements.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies

Description of the Business

Sensus Healthcare, Inc. (the “Company”) is a manufacturer of superficial radiation therapy devices and has established a distribution and marketing network to sell the devices to healthcare providers globally. The Company operates as a corporation under the laws of the State of Delaware and was organized on May 7, 2010. The Company operates as one segment from its corporate headquarters located in Boca Raton, Florida.

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc (“corporate conversion”). As a result of the corporate conversion, the holders of the different classes of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options, respectively, to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively. Each unit converted to one share of common stock. Preferential distributions will no longer accrue as of January 1, 2016. In the event of an initial public offering or change in control (as defined) the accumulated distribution of $2,674,000 as of December 31, 2015 will be paid. The corporate conversion has been reflected retroactively for all periods presented.

Effective January 1, 2016, the Company will be subject to corporate income taxes. (See note 8).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates to which it is reasonably possible that a change could occur in the near term include, revenue recognition, inventory reserves, receivable allowances, recoverability of long lived assets and estimation of the Company’s product warranties. Actual results could differ from those estimates.

Revenue Recognition

The Company’s sales primarily relate to sales of the Company’s devices. The Company recognizes product revenue upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collection of the resulting receivable is reasonably assured. The Company does not provide a right of return related to product sales. Revenues for service contracts are recognized over the service contract period on a straight-line basis. Revenue for rentals of equipment is recognized over the lease term on a straight-line basis.

The Company sells products and services under multiple-element arrangements with separate units of accounting; in these situations, total consideration is allocated to the identified units of accounting based on their relative selling prices and revenue is then recognized for each unit based on its specific characteristics. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. The principal deliverables in our multiple deliverable arrangements that qualify as separate units of accounting consist of (i) sales of medical devices and accessories and (ii) service contracts. Performance obligations, including installation and customer training, are considered inconsequential and are combined with the product as one unit of accounting. Selling prices are established using vendor-specific objective evidence (VSOE).

If VSOE does not exist, the Company uses its best estimate of the selling prices for the deliverables. The Company operates in a highly regulatory environment and is continually entering into new markets in which state or foreign approval is sometimes required prior to the customer being able to use the product. In these cases, where regulatory approval is pending, revenue is deferred until such time regulatory approval is obtained and customer acceptance becomes certain.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies - (continued)

Deferred revenue consists of payments from customers for separately priced service contracts, deposits on products and sales pending regulatory approval. Deferred revenue as of December 31, 2014 and 2015 was as follows:

	As of December 31,
	2014	2015
Service contracts	$519,445	$669,717
Sales pending regulatory approval	465,915	155,517
Deposits on products	264,520	65,000
Total deferred revenue, current portion	$1,249,880	$890,234
Service contracts, net of current portion	51,000	45,786
Total deferred revenue	$1,300,880	$936,020

The Company provides warranties, generally one year, in conjunction with the sale of its product. These warranties are short term in nature and entitle the customer to repair, replacement, or modification of the defective product subject to the terms of the respective warranty. The Company records an estimate of future warranty claims at the time the Company recognizes revenue from the sale of the product based upon management’s estimate of the future claims rate.

Shipping and handling costs are expensed as incurred and are included in cost of sales.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Segment and Geographical Information

The Company operates in one segment. All of the Company’s assets are maintained in the United States. The Company’s revenue is generated primarily from customers in the United States, which represented approximately 96%, 94% and 82% of its net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Customers in China accounted for approximately 2%, 5% and 14% of revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Service revenue comprised approximately 4%, 14% and 12% of revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Rental income was not significant for any of the years presented.

Fair Value of Financial Instruments

Carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued liabilities and revolving credit facility approximate fair value due to their relative short maturities.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents with financial institutions which balances exceed the federally insured limits. Federally insured limits are $250,000 for deposits. As of December 31, 2014 and 2015 the Company had approximately $4,289,000 and $4,782,000, respectively in excess of federally insured limits.

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be a cash equivalent.

Accounts Receivable

The Company does business and extends credit based on an evaluation of the customers’ financial condition, generally without requiring collateral. Exposure to losses on receivables is expected to vary by

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies - (continued)

customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances. The allowance for doubtful accounts was approximately $42,000 and $27,000, respectively, as of December 31, 2014 and 2015. To date, the Company has not experienced significant credit-related losses.

Inventories

Inventories consist of finished product and components and are stated at the lower of cost, determined using the first-in-first-out method, or net realizable value. Cost includes labor and overhead incurred to prepare the product for sale.

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line basis over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred; expenditures that enhance the value of property or extend their useful lives are capitalized. When assets are sold or returned, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Inventory units designated for customer demonstrations, as part of the sales process, are reclassified to property and equipment and the depreciation is recorded to selling and marketing expense. The inventory used for demonstrations that was reclassified to property and equipment for the years ended December 31, 2013 and 2015 was approximately $44,000 and $44,000, respectively. No inventory was reclassified for the year ended December 31, 2014.

Inventory units designated for customer rental agreements are reclassified to property and equipment and the depreciation is recorded to cost of sales. The inventory under rental agreements reclassified to property and equipment for the year ended December 31, 2015 was approximately $39,000. No inventory was reclassified for the years ended December 31, 2013 and 2014.

Intangible Assets

Intangible assets are comprised of the Company’s patent rights and the amortization over the patents’ estimated useful life of approximately 13 years is included in cost of sales. As of December 31, 2015 the remaining useful life was 90 months.

Long-Lived Assets

The Company evaluates its long-lived assets, including intangible assets, for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows in accordance with accounting guidance. If circumstances suggest the recorded amounts cannot be recovered, based upon estimated future undiscounted cash flows, the carrying values of such assets are reduced to fair value. No impairment charges were recorded for long-lived assets for the years ended December 31, 2013, 2014 and 2015.

Research and Development

Research and development costs relate to products under development by the Company and quality and regulatory costs and are expensed as incurred.

Income Taxes

Through December 31, 2015, the Company was not subject to income taxes in any jurisdiction. Each member was responsible for the tax liability, if any, related to their proportionate share of the Company’s taxable income. The Company was a pass-through entity and there are no uncertain tax positions that would

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies - (continued)

require recognition in the financial statements. If the Company incurs an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Effective January 1, 2016, the Company converted to a Delaware corporation that will be subject to corporate income taxes (see note 8).

Earnings per Share

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period using the treasury stock method for options and warrants. The diluted net income per share attributable to common stockholders is computed by giving effect to all potential dilutive common share equivalents outstanding for the period. In periods when the Company has incurred a net loss, options and warrants to purchase common share are considered common share equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. Shares excluded in 2013, 2014 and 2015 were computed under the treasury stock method as follows:

	For the Years Ended December 31,
	2013	2014	2015
Warrants	1,118	1,118	1,213
Options	—	—	5

Equity-Based Compensation

Pursuant to accounting guidance related to accounting for equity-based compensation, the Company is required to recognize all share-based payments to non-employees and employees in the financial statements based on fair values on the grant date. The Company has accounted for issuance of shares, options, and warrants in accordance with the guidance, which requires the recognition of expense, based on grant-date fair values, over the service period, generally periods over which the shares, options and warrants vest.

Advertising Costs

Advertising and promotion expenses are charged to expense as incurred. Advertising and promotion expense included in selling expense in the accompanying statements of operations amounted to approximately $463,000, $973,000 and $773,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

Operating Leases

Rent expense for operating leases which contain escalating rental clauses is recorded on a straight-line basis over the lease term.

Deferred Initial Public Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting and other fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2015, approximately $310,000 of deferred offering costs were capitalized in prepaid expenses and other on the balance sheets. No deferred offering costs were capitalized as of December 31, 2014.

Recently issued accounting pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies - (continued)

current GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2017. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the future adoption of this standard.

The FASB has issued ASU No. 2014-12, Compensation- Stock Compensation (Topic 718): Accounting for Shared-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the impact of the future adoption of this standard but it does not expect the adoption to have a material effect on our financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The new guidance must be applied on a prospective basis and is effective for fiscal years beginning after December 15, 2015, and interim periods within those years, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard but it does not expect the adoption to have a material effect on our financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740). Under the new guidance, companies are required to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances will also be classified as noncurrent. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard but it does not expect the adoption to have a material effect on our financial statements.

Reclassification

Depreciation and amortization for the years ended December 31, 2013 and 2014, which had been previously presented in the Statement of Operations as a separate line item, have been reclassified to cost of sales, selling and marketing, and general and administrative expense. The Company believes this is a more meaningful presentation.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 1 — Summary of Significant Accounting Policies - (continued)

The reclassification for the years ended December 31, 2013 and 2014 was as follows:

	2013	2014
Amortization:
Cost of sales	$96,386	$96,386
Depreciation:
Cost of sales	42,249	82,861
Selling and marketing	109,724	79,901
General and administrative	17,198	13,501
	$265,557	$272,649

Note 2 — Property and Equipment

	As to December 31,		Estimated Useful Lives
	2014	2015
Operations and rental equipment	$290,364	$504,786	3 years
Tradeshow and demo equipment	392,002	397,325	3 years
Computer equipment	72,894	88,451	3 years
	755,260	990,562
Less accumulated depreciation	(494,763)	(669,863)
Property and Equipment, Net	$260,497	$320,699

Depreciation expense was approximately $169,000, $176,000 and $219,000 for the years ended December 31, 2013, 2014 and 2015, respectively.

Note 3 — Patent Rights

	As to December 31,
	2014	2015
Gross carrying amount	$1,253,018	$1,253,018
Less accumulated depreciation	(433,737)	(530,123)
Net Carrying Amount	$819,281	722,895

Amortization expense was approximately $96,000 for each of the years ended December 31, 2013, 2014 and 2015 and is included in cost of sales in the statement of operations. Future amortization expense is as follows:

2016	$96,386
2017	96,386
2018	96,386
2019	96,386
2020	96,386
Thereafter	240,965
Total	$722,895

Note 4 — Revolving Credit Facility

On March 12, 2013, the Company entered into a 2-year $3 million revolving credit facility. The credit facility was amended and extended effective March 12, 2015. The maximum borrowing was reduced to $1,500,000 and is limited by the Company’s eligible borrowing base of 80% of eligible accounts receivable.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 4 — Revolving Credit Facility - (continued)

Interest, at Prime plus 1.75% (5.25% at December 31, 2015) is payable monthly with outstanding principal and interest due on May 12, 2017, the maturity date. The facility is secured by all of the Company’s assets and limits the amount of additional indebtedness, restricts the sale, disposition or transfer of assets of the Company and requires the maintenance of a certain monthly adjusted quick ratio restrictive covenant and minimum quarterly EBITDA restrictive covenant, as defined in the agreement. At December 31, 2014, the Company was not in compliance with its minimum EBITDA requirement and received a waiver from its lender. The Company was not in compliance with its adjusted quick ratio requirement for October and November 2015 and received a waiver from its lender. The Company was in compliance with all covenants as of December 31, 2015. Approximately $375,000 and $423,000 was outstanding under the revolving credit facility at December 31, 2014 and 2015. The Company pays commitment fees of 0.25% per annum on the average unused portion of the line of credit.

Note 5 — Product Warranties

Changes in product warranty liability was as follows for the years ended December 31, 2014 and 2015:

	For the Years Ended
	2014	2015
Balance, beginning of period	$101,124	$47,614
Warranties accrued during the period	13,024	7,189
Payments on warranty claims	(66,534)	(6,440)
Balance, end of period	$47,614	$48,363

Note 6 — Commitment and Contingencies

Operating Lease Agreements

The Company maintains a lease requiring monthly payments with an unrelated third party to lease approximately 4,500 square feet of office space, which lease is guaranteed by the founding members. The lease expires on July 31, 2017 and lease payments increase by 3% annually.

Future minimum payments as of December 31, 2015 are as follows:

2016	$101,000
2017	60,000
$161,000

Rental expense for the years ended December 31, 2013, 2014 and 2015 was approximately $83,000, $89,000 and $98,000, respectively.

Manufacturing Agreement

In July 2010, the Company entered into a three-year contract manufacturing agreement with an unrelated third party for the production and manufacture of the Company’s main product in accordance with the Company’s product specifications. The Company continues to do business with the contract manufacturer in accordance with the July 2010 agreement. The Company or the manufacturer has the option to terminate the agreement with 90 days written notice. Any change in the relationship with the manufacturer could have an adverse effect on the Company’s business.

Purchases from this manufacturer totaled approximately $2,973,000, $1,459,000 and $2,871,000 for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, approximately $95,000 and $1,079,000 was due to this manufacturer, which is presented in accounts payable and accrued expenses in the accompanying balance sheets.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 6 — Commitment and Contingencies - (continued)

Legal Contingencies

The Company is party to certain legal proceedings in the ordinary course of business. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and related contingencies. The Company does not believe that any current legal proceedings are likely to have a material effect on the business, financial condition, or results of operations, with the possible exception of one lawsuit (involving a customer seeking, among other things, to return and obtain a refund for one of the Company’s devices) in which the Company is unable to estimate the possible loss or range of loss.

Note 7 — Stockholders’ Equity

See Note 8 – Subsequent Event – regarding the Company’s statutory conversion to a Delaware corporation and conversion of preferred and common member interests to common stock.

The Company has authorized 1,000,000 shares of common stock, of which 40,835, 40,835 and 42,852 shares were issued and outstanding as of December 31, 2013, 2014 and 2015, respectively.

During the year ended December 31, 2014, distributions were paid of approximately $45,000. During the years ended December 31, 2013 and 2015 there were no distributions.

Stock Issuances

During 2011, the Company offered to a limited number of investors (the “investor members”) preferred membership interests (the “interests”) consisting of (i) cumulative, non-compounded, 8% per annum preferential return, payable annually, if and when such distributions are made by the Company’s board of directors and (ii) participation in the Company’s net profits, net losses and distributions of the Company’s assets pursuant to the operating agreement. The offering raised approximately $6.4 million in gross proceeds ($6.0 million net of offering costs), utilizing a private placement memorandum. As of December 31, 2013, 2014 and 2015, accumulated unpaid preferential distributions were approximately $1,648,000 ($129.22 per share), $2,161,000 ($169.49 per share) and $2,674,000 ($209.74 per share), respectively. Preferential distributions will no longer accrue after December 31, 2015 (see note 8).

In the event of liquidation of the Company, distributions to lenders and investors with the preferred return will take place first, until the preferred return has been satisfied. If sufficient assets remain after the satisfaction of the lenders and investors, distributions will be made to all stockholders, on a pro rata basis.

In March 2012, the Company offered non-preferred equity interests to qualified investors (the “1st Common Offering”). All interests were common membership interests in the Company and did not bear a preferred rate of return. The placement agent was entitled to transaction fees of 7.5% of the gross proceeds of the offering including reimbursement of certain costs not to exceed $50,000. The Company raised approximately $2.4 million in gross proceeds ($2.1 million net of offering costs) from the sale of these interests. No warrants were granted related to this offering.

In December 2012, the Company offered non-preferred equity interests to qualified investors (the “2nd Common Offering”). All interests were common membership interests in the Company and did not bear a preferred rate of return. The placement agent received transaction fees equal to 7.5% of the gross proceeds of the offering including reimbursement of certain costs not to exceed 1% of the gross proceeds of the offering. In addition, the placement agent received investor rights to 5 year warrants. The Company raised approximately $3.6 million in gross proceeds ($3.2 million net of offering costs) from the successful completion and of the private placement in 2013.

On December 28, 2015, the Company issued 2,017 common membership interests to qualified investors and raised approximately $2.2 million in gross proceeds (approximately $2.0 million net of offering costs).

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 7 — Stockholders’ Equity - (continued)

The placement agent in this offering received transaction fees equal to 7.0% of the gross proceeds of the offering. No warrants were granted related to this offering.

Warrants

In March 2011, the closing date of the preferred offering, the Company’s placement agent was granted investor rights to 5 year warrants (the “placement agent warrants”) to purchase 2,250 preferred shares of the Company at an exercise price of approximately $503 per share. Dividends on the preferred interest do not accumulate until the warrants are exercised.

In April, 2013, the closing date of the 2nd Common Offering, the placement agent received investor rights to 5 year warrants to purchase 357 common shares of the Company at an exercise price of $1,100 per share which was equal to 110% of the offering price.

All warrants were fully vested as of December 31, 2014 and 2015. The following table summarizes the Company’s warrant activity:

	Preferred Unit Warrants			Common Unit Warrants
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
Outstanding – December 31, 2012	2,250	$503	3.17	—	$—	—
Granted	—	—	—	357	1,100	5.00
Exercised	—	—	—	—	—	—
Cancelled (forfeited)	—	—	—	—	—	—
Outstanding – December 31, 2013	2,250	$503	2.17	357	$1,100	4.26
Granted	—	—	—	—	—	—
Exercised		—	—	—	—	—
Cancelled (forfeited)	—	—	—	—	—	—
Outstanding – December 31, 2014	2,250	$503	1.17	357	$1,100	3.26
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled (forfeited)	—	—	—	—	—	—
Outstanding – December 31, 2015	2,250	$503	0.17	357	$1,100	2.26
Exercisable – December 31, 2015	2,250	$503	0.17	357	$1,100	2.26

2013 Option Plan

The Company’s 2013 option plan (the “Plan”) permits the grant of 375 shares of common interests to its employees. Option awards are generally granted with an exercise price equal to the fair value of the Company’s common shares at the date of grant and those option awards generally vest based on 5 years of continuous service. The awards provide for accelerated vesting if there is a change in control as defined in the Plan. Upon the closing of an initial public offering, all options issued under the Plan will automatically be exercised using a cashless exercise feature.

2013 Options Granted

On November 1, 2013, the Company granted two employees, options to each purchase 30 shares of common stock at an exercise price of $1,000 per share. In lieu of cash exercise, the options also contain certain cashless exercise provisions however the net settlement amount remains fixed. The options expire 10 years from the grant date and vest 5 years from the grant date. No options were granted during the years ended December 31, 2014 and 2015.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 7 — Stockholders’ Equity - (continued)

The fair value of each option is estimated on the date of grant using the Black-Scholes Option Pricing Model (“Black-Scholes Model) that uses the assumptions noted in the following table. Expected volatilities are based on historical volatilities of comparable companies, industry indexes and other factors. Because the Company has no historical exercise data and alternative information, such as exercise data relating to employees of other companies, is not easily obtainable, the Company concluded that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. Accordingly, the Company utilized the “simplified” method for “plain vanilla” options equal to the average of the term of the option and the vesting period. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the warrant. The weighted average grant date fair value of the options granted during the year ended December 31, 2013 was approximately $40,000 using the following assumptions:

Expected volatility	64%
Expected term	7.5 years
Risk free interest rate	2.01%
Dividend rate	0%

A summary of option activity under the Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
Outstanding – December 31, 2012	—	$—	—
Granted	60	1,000	10.00
Exercised	—	—	—
Cancelled (forfeited)	—	—	—
Outstanding – December 31, 2013	60	$1,000	9.83
Granted	—	—	—
Exercised	—	—	—
Cancelled (forfeited)	—	—	—
Outstanding – December 31, 2014	60	$1,000	8.83
Granted	—	—	—
Exercised	—	—	—
Cancelled (forfeited)	—	—	—
Outstanding – December 31, 2015	60	$1,000	7.83
Exercisable – December 31, 2015	—	$—	—

Total intrinsic value of stock options was $0 as of December 31, 2013 and 2014, and approximately $5,000 as of December 31, 2015. The Company recognized approximately $1,000, $6,000 and $6,000 of stock based compensation related to the grant of the options to its employees for the year ended December 31, 2013, 2014 and 2015, respectively. Total stock based compensation related to nonvested awards not yet recognized as of December 31, 2013, 2014 and 2015 is approximately $39,000, $32,000 and $26,000, respectively, which will be recognized over the remaining vesting period through November 30, 2019.

Equity Interest Awarded to an Executive

During the year ended December 31, 2014, the Company granted a 1% ownership interest in the Company to an executive which vests upon a change in control of the Company. During 2015, the terms were

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 7 — Stockholders’ Equity - (continued)

amended such that the ownership interest will vest in the event of involuntary termination or a liquidity event, as defined. In accordance with accounting principles generally accepted in the United States, compensation cost for awards with performance conditions should be recorded in the Company’s financial statements at which time that it is probable the performance condition is achieved. As of December 31, 2014 and 2015, the performance condition was not probable and accordingly no compensation cost was recorded.

Note 8 — Subsequent Events

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sensus Healthcare, Inc. As a result of the corporate conversion, the holders of the different classes of units of Sensus Healthcare, LLC became holders of common stock of Sensus Healthcare, Inc. Holders of warrants and options, respectively, to purchase units of Sensus Healthcare, LLC became holders of warrants and options to purchase common stock of Sensus Healthcare, Inc., respectively. Each unit converted to one share of common stock. Preferential distributions will no longer accrue as of January 1, 2016. In the event of an initial public offering or change in control (as defined) the accumulated unpaid distribution as of December 31, 2015 will be paid in cash or shares, at the option of each stockholder with a preferential distribution.

Following is an unaudited pro forma balance sheet to reflect the accrual of the dividend payable to the former holders of units with a preferred return:

	As of December 31, 2015
	Actual	Pro Forma
Balance sheet data:
Cash and cash equivalents	$5,065,068	$5,065,068
Working capital	4,899,524	2,225,327
Total assets	9,636,154	9,636,154
Total liabilities	3,714,550	6,388,747
Total stockholders’ equity	5,921,604	3,247,407
Total liabilities and stockholders’ equity	9,636,154	9,636,154

Income Taxes (Unaudited)

Effective January 1, 2016, the Company will be subject to corporate income taxes. The unaudited supplemental pro forma income tax expense (benefit) gives effect to the tax treatment of the Company as if it had been subject to federal and state income taxes for the years ended December 31, 2013, 2014 and 2015.

The Company has recognized an increase in valuation allowance equal to 100% of the pro forma deferred tax expense (benefit) attributable to the years ended December 31, 2013, 2014 and 2015.

SENSUS HEALTHCARE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

Note 8 — Subsequent Events - (continued)

The pro forma net income tax expense (benefit) is comprised of the following:

	Year ended December 31,
	2013	2014	2015
Current income tax benefit	$—	$—	$—
Deferred income tax expense (benefit) before valuation allowance	37,486	(1,400,125)	(90,281)
Net income tax expense (benefit) before valuation allowance	37,486	(1,400,125)	(90,281)
Increase (decrease) in valuation allowance	(37,486)	1,400,125	90,281
Net income tax expense	$—	$—	$—

The Company’s pro forma income tax rates vary from statutory federal income tax rates due to the following:

	Year ended December 31,
	2013	2014	2015
Income (loss) before income tax expense (benefit)	$107,627	$(3,699,470)	$(237,267)
Income tax expense (benefit) at statutory federal rate of 34%	$36,593	$(1,257,820)	$(80,671)
Tax effect of:
Non-deductible expenses	23,125	20,016	17,320
State income taxes	6,376	(132,154)	(4,915)
Research and development credit	(28,608)	(30,167)	(22,016)
Pro forma income tax expense (benefit) before valuation allowance	37,486	(1,400,125)	(90,281)
Increase (decrease) in valuation allowance	(37,486)	1,400,125	90,281
Pro forma income tax expense	$—	$—	$—

Patient exhibited a recurring non-melanoma skin cancer on scalp previously treated by Mohs surgery.

Patient was then treated with the SRT-100 with excellent outcome and cosmesis three months post-op.

Patient exhibited Squamous Cell Carcinoma in a very difficult treatment site, the infraorbital region behind the right ala. Excellent outcome and cosmesis two months post-op.

Non-melanoma skin cancer on left helix treated with SRT-100. Patient's ear was saved while providing immaculate cosmesis.

Chronic aural keloid treated with SRT-100, providing excellent cosmesis and local control.

Superficial radiation therapy is one of the most viable and effective treatment modalities for non-melanoma skin cancer and, in conjunction with surgical removal, keloids. In both cases, the course of treatment is largely non-invasive and avoids the potential for disfiguring facial scarring.

Sensus
SRT-100

1,818,182 Shares of
Common Stock

PROSPECTUS

Joint Book-Running Managers

Joseph Gunnar & Co.	Feltl and Company

Lead Manager

Neidiger, Tucker, Bruner, Inc.

Through and including          , 2016 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the SEC, the FINRA filing fee and the Nasdaq listing fee.

SEC registration fee	$2,461
FINRA filing fee	4,166
Nasdaq listing fee	55,000
Accounting fees and expenses	100,000
Legal fees and expenses	250,000
Printing fees and expenses	35,000
Transfer agent and registrar fees and expenses	5,000
Blue sky fees and expenses	5,000
Miscellaneous	122,000
Total	$578,627

Item 14. Indemnification of directors and officers.

On January 1, 2016, Sensus Healthcare, LLC converted into a Delaware corporation pursuant to a statutory conversion and change its name to Sensus Healthcare, Inc. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and
•	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of each of the registrants incorporated in Delaware under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Sensus Healthcare, Inc. may, in its discretion, similarly indemnify its employees and agents.

The certificate of incorporation and bylaws of Sensus Healthcare, Inc. provide that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Sensus Healthcare, Inc. will indemnify directors and officers from and against any and all of the expenses, liabilities or other maters referred to in Section 145 of the DGCL. In addition, the certificate of incorporation of Sensus Healthcare, Inc. relieves its directors from monetary damages to it or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Sensus Healthcare, Inc. also intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since January 1, 2013, which were not registered under the Securities Act. Amounts below do not give effect to our corporate conversion from a limited liability company to a corporation and, in connection therewith, the conversion of all outstanding units (as of January 1, 2016) into an aggregate of 42,852 shares of our common stock.

(1)	Since January 1, 2013, we have issued units in the following transactions:
•	On January 3, 2013, we issued an aggregate of 3,575 units without preferred returns to certain investors in a private placement at a price per unit of $1,000 for aggregate gross consideration of approximately $3.6 million. In addition, we issued warrants to acquire an aggregate of 357 units, with an exercise price of $1,100 per unit and which were exercisable for a five-year term. In connection with this private placement we paid placement agent commissions and fees in the aggregate amount of approximately $0.4 million.

•	On December 28, 2015, we issued an aggregate of 2,017 units without preferred returns to certain investors in a private placement at a price per unit of $1,090.73 for aggregate gross consideration of $2.2 million. In connection with this private placement we paid placement agent commissions and fees in the aggregate amount of approximately $0.2 million.
(2)	Since January 1, 2013, we have issued units in the following transactions to certain of our employees:
•	On July 30, 2015, we issued 435 units without preferred returns to Arthur Levine, our Chief Financial Officer, as equity compensation. These units will vest upon the expiration of the contractual lock-up agreements in connection with a Liquidity Event (as defined in his equity grant agreement), which includes this initial public offering.
•	We have granted options to employees under our 2013 Option Plan to acquire 60 units with a weighted-average exercise price of $1,000 per unit.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the unit certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph (2) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) The exhibits listed below in the “Index to exhibits” are part of this Registration Statement on Form S-1 and are numbered in accordance with Item 601 of Regulation S-K.

(b) Financial statement schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned will provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on March 9, 2016.

Sensus Healthcare, Inc.

By:	/s/ Joseph C. Sardano Joseph C. Sardano Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date
/s/ Joseph C. Sardano Joseph C. Sardano	Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2016
/s/ Arthur Levine Arthur Levine	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2016
* John Heinrich	Director	March 9, 2016
* William McCall	Director	March 9, 2016
* Samuel O’Rear	Director	March 9, 2016
*By:	/s/ Joseph C. Sardano Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Merger, dated as of December 12, 2011, by and between Sensus Healthcare, LLC and Sensus Healthcare, LLC.
2.2*	Plan of Conversion of Sensus Healthcare, LLC.
3.1*	Form of Amended and Restated Certificate of Incorporation of Sensus Healthcare, Inc.
3.2	Bylaws of Sensus Healthcare, Inc., effective as of January 1, 2016.
3.3*	Limited Liability Company Agreement, dated as of September 30, 2010, by and among Sensus Healthcare, LLC and the members party thereto.
3.4*	Amendment to Operating Agreement of Sensus Healthcare, LLC, dated as of February 28, 2012.
3.5*	Second Amendment to Operating Agreement of Sensus Healthcare, LLC, dated as of April 5, 2013.
4.1*	Warrant Agreement of Sensus Healthcare, LLC, dated as of March 31, 2011, by and between Sensus Healthcare, LLC and Anderson Strudwick, Inc.
4.2*	Assignment of Warrant Agreement, dated as of March 31, 2012, by and among Anderson Strudwick, Inc., Investors Capital Alliance, LLC and Sensus Healthcare, LLC.
4.3*	Form of Warrant Agreement of Sensus Healthcare, LLC, dated as of February 1, 2013, by and between Sensus Healthcare, LLC and certain investors.
5.1	Form of Opinion of Gunster, Yoakley & Stewart, P.A.
10.1+*	Sensus Healthcare, LLC 2013 Option Plan.
10.2*	Amended and Restated Loan and Security Agreement by and between Sensus Healthcare, LLC and Silicon Valley Bank, dated as of March 12, 2013.
10.3*	Default Waiver and First Amendment to Amended and Restated Loan and Security Agreement by and between Sensus Healthcare, LLC and Silicon Valley Bank, dated May 12, 2015.
10.4*	Asset Purchase Agreement by and between Sensus Healthcare, LLC and Topex, Inc., dated as of April 16, 2010.
10.5	Form of Indemnification Agreement.
10.6*	Office Lease Agreement, dated as of July 26, 2010, by and between Rexall Sundown, Inc. and Sensus Healthcare, LLC.
10.7*	Amendment to Lease, dated as of January 27, 2014, by and between Rexall Sundown, Inc. and Sensus Healthcare, LLC.
10.8+*	Form of Non-Qualified Option Grant Agreement.
10.9+*	Equity Grant Agreement, dated as of July 30, 2015, by and among Arthur Levine, Sensus Healthcare, LLC and certain contributing members named therein.
10.10+*	Employment Agreement between Sensus Healthcare, Inc. and Joseph C. Sardano.
10.11+*	Employment Agreement between Sensus Healthcare, Inc. and Kalman Fishman.
10.12+*	Employment Agreement between Sensus Healthcare, Inc. and Arthur Levine.
10.13#*	Manufacturing Agreement, dated as of July 20, 2010, by and between RbM Services, LLC and Sensus Healthcare, LLC.
10.14+	Sensus Heathcare, Inc. 2016 Equity Incentive Plan.
10.15	Waiver of Silicon Valley Bank, dated as of February 26, 2016.
14.1	Sensus Healthcare, Inc. Code of Ethics.

Exhibit No.	Description
21.1*	Subsidiaries.
23.1	Consent of Marcum LLP.
23.2	Consent of Gunster, Yoakley & Stewart, P.A. — included in Exhibit 5.1.
24.1*	Power of Attorney.

*	Previously filed.
+	Indicates a management contract or compensatory plan
#	The Registrant has sought confidential treatment with respect to certain portions of this exhibit which has been submitted separately to the Securities and Exchange Commission.